10/8

04045693

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inbursa Grupo Financiero

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4843 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/25/04

2003 ANNUAL REPORT
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Annual report submitted in accordance with the General Provisions Applicable to Share Issuers and Other Participants in the Securities Market for the fiscal year ending December 31, 2003.

Authorized capital stock is represented by 3,134,828,964 series-O shares with a par value of $1.000227731563 per share, and paid-in capital is comprised of 3,000,152,564 shares with a paid par value of $3,000,835,793. The 3,000,152,564 series-O shares of Grupo Financiero Inbursa, S.A. de C.V. that are in circulation as of the date of this publication are listed on the Mexican Stock Exchange (BMV) under ticker symbol GFINBUR"O".

Securities issued by Grupo Financiero Inbursa, S.A. de C.V. are registered in the Securities Section of the National Securities Registry (RNV) and are listed on the Mexican Stock Exchange.

Inscription in the National Share and Broker Registry does not imply any certification whatsoever regarding the issuer's solvency .

INBURSA
Grupo Financiero

Paseo de las Palmas No. 736 Lomas de Chapultepec
11000 México, D.F.

Index

1.- Información General

1.1- Glosario de términos y definiciones

ARRENDADORA INBURSA-	Arrendadora Financiera Inbursa, S.A. de C.V., Organización Auxiliar del Crédito, Grupo Financiero Inbursa
ASESORIA-	Asesoría Especializada Inburnet, S.A. de C.V.
BANCO INBURSA-	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa
BANXICO-	Banco de México (Bank of Mexico)
BMV-	Mexican Stock Market
CONSAR-	National Commission for Retirement Savings Systems
CNBV-	National Banking and Securities Commission
CNSF-	National Insurance and Surety Commission
DOF-	Federal Official Gazette
FIANZAS GUARDIANA-	Fianzas Guardiana Inbursa, S.A. Grupo Financiero Inbursa
GFI-	Grupo Financiero Inbursa S.A. de C.V.
IPC-	Price and Listing Index
INMEX-	Mexico Index
INVERSORA BURSATIL-	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa
IVA-	Value Added Tax
LFCE-	Federal Antitrust Law
LGISMS-	General Law of Insurance Institutions and Corporations
LGSM-	General Corporation and Partnership Law
LGTOC-	General Law of Negotiable Instruments and Credit Operations
LIC-	Banking Law
LIMPAC-	Asset Tax Law
LISR-	Income Tax Law
LIVA-	Value Added Tax Law
LMV-	Securities Market Law
LRAF-	Law to Regularize Financial Groups
LSAR-	Retirement Savings Systems Law
LSI-	Mutual Fund Company Law
OPERADORA INBURSA-	Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa
OUT SOURCING-	Out Sourcing Inburnet, S.A. de C.V.
PENSIONES INBURSA-	Pensiones Inbursa, S.A. de C.V., Grupo Financiero Inbursa
PROMOTORA INBURSA-	Promotora Inbursa, S.A. de C.V.
RNV-	National Securities Registry
SEGUROS INBURSA-	Seguros Inbursa, S.A., Grupo Financiero Inbursa
SHCP-	Department of the Treasury
USD-	United States Dollars
US GAAP-	US Generally Accepted Accounting Principles

1.2- Executive Summary

Throughout 2003, via its different subsidiaries, **GFI's** participation in the Mexican financial sector grew.

In this sense, this report underscores **GFI's** and its subsidiaries' leadership in the most important corporate-debt and capital restructuring operations carried out in Mexico in 2003 as well as their distinguished participation in placement of debt on the BMV.

In 2003, **GFI** grew into an efficient supplier of financial products in Mexico as a result of the integration strategy adopted since 2001, whereby **GFI** advanced rapidly in the consolidation and standardization of its operating processes, increasing its commercial relations with the more than 5.4 million clients to whom its subsidiaries now attend.

GFI is one of the financial groups with the most extensive and best experience in Mexico given that, unlike its main competitors, it has always maintained the same holding group and has never required a rescue program due to inefficient administration of its assets. Moreover, each of its subsidiaries has always maintained adequate capitalization levels.

GFI's main objective is growth with profit and, therefore, it maintains great economic strength (solid capital base, quality assets and reserves), an efficient operation, a sensible selection of risks, good human resources and an important client base. The advantage of being a Mexican group means **GFI** has more insightful knowledge of the country's economic environment and of our clients needs and opportunities, which entails greater speed and assertiveness when making decisions.

GFI reported earnings of 318.9 million dollars in 2003 under US GAAP[1] reporting rules, which represents a 2.5% increase over the previous year. It should be mentioned that said growth was achieved despite low long-term interest rates, which negatively affected the financial margin by 95.1 million dollars (caused by fixed-rate long-term funding). Said negative affect was compensated by better conditions in capital and money markets and by the various subsidiaries' higher operating volumes.

GFI's net profit, according to accounting principles established by the CNBV for holding companies of financial groups, was 2.309 billion pesos[2] in 2003, which represented a 15.6% decrease over 2002. It should be mentioned that the first quarter of 2002 saw extraordinary profits due to a reversion of deferred taxes. Adjusting for said effect, net profit in 2002 would have been 871.3 million pesos, 2.6 times lower than that registered in 2003. This improvement in net profit can be explained by improved performance on the part of the subsidiaries, higher commission revenue and better market conditions throughout the year.

[1] *Figures not yet audited are submitted according to generally accepted accounting principles of the United States of America (US GAAP).*
[2] *Billion: 109. US standard. [Translator's Note].*

GFI's net worth totaled 31.6835 billion pesos at the end of 2003, which represents a 6.0% increase compared to the previous year. Said growth was achieved despite a dividend payment of 451 million pesos in May 2003 and share repurchases throughout the year that totaled 282 million pesos. Adjusting for the aforementioned effects, the increase in **GFI's** net worth from 2002 to 2003 would have been 8.4%.

In 2003, part of the net worth was redistributed among **GFI** subsidiaries by means of an asset redistribution program that implied the decrease in the net worth of **Banco Inbursa**, **Operadora Inbursa** and **Seguros Inbursa** and the increase in the net worth of **Pensiones Inbursa** and **Promotora Inbursa**.

1.3- Risk Factors

The operations that **GFI** carries out by means of its subsidiaries imply different liquidity, market, credit and/or legal risks, among others.

Said corporations may see their operation and, consequently, their worth affected by the unfavorable external effects, such as: the economy falling into a recession—causing the deterioration of the country's main economic variables, fundamentally a general decrease in employment; inflation that rises at a rate substantially greater than salaries—causing a loss in purchasing power; high interest rates that that lead to a large number of borrowers who are unable to pay their debts or the absence of liquidity to save and to be able to purchase insurance policies or other financial products.

Regarding the foregoing point, it should be pointed out that **GFI**, as a risk-prevention measure, maintains a high capitalization index for each of its businesses, which allows it to not have contingencies given market volatility. Thus, it has not needed to seek government support via financial rescue programs.

Regarding competition, the incorporation, into the Mexican financial system, of large international institutions with more direct access to external funding under better conditions and possessing state-of-the-art technology establishes a higher benchmark for competition whereby financial brokers are required to be more efficient in order to appeal to, or remain a preference for, the investing public.

GFI and its subsidiaries are obligated by law to establish internal control procedures for integral risk control so as to monitor and control such risks adequately.

GFI's financial entities have various internal departments to monitor said risks and, in addition, they annually implement external audits for the due review of said processes in accordance with legal provisions in effect.

In addition, it has a contingency plan whose purpose is to counteract the deficiencies detected in the operating, legal and registry fields during implementation of operations that surpass the maximum risk tolerances approved by the various risk committees that are GFI subsidiaries.

GFI, as a holding group of financial-service companies, is subject to the financial, operation and legal risks of each of its subsidiaries, which are financial entities and therefore subject to the extensive regulations that can change at any moment, directly affecting GFI.

In addition, GFI and its subsidiaries are subject to general non-financial laws, such as the Federal Antitrust Law, the Commercial Code, the General Corporation and Partnership Law, etc., whose application and/or modification also affects said corporations.

To measure and evaluate the risks taken in its financial operations, GFI has computer tools to calculate risk value in addition to analyze sensitivity and to implement stress tests given extreme conditions.

Banco Inbursa, a GFI subsidiary that partakes in lending activities, analyzes credit risk each quarter using its own risk model that utilizes, as a basis, coverage of the interest generated by its activities, which supposes that deterioration of credit quality and each borrower in time depends on various quantifiable economic factors and variables and on various non-quantifiable factors, and the combined effect of said factors can be observed in the development of the operating margin generated by the borrower's activity. That is to say, it is reasonable to believe that a deterioration in the operating margin definitively indicates that the combination of factors acted against the margin. Said analysis is applicable as an asset-administration measure to monitor behavior thereof and to prevent contingencies.

On the other hand, to carry out stress tests, GFI determines a factor that maps the resistance level of operating-credit flow in covering the interests generated from financial liabilities.

These stress tests can be made by modifying the variables that affect the operating profit and/or the financial expenses generated from financial liabilities.

In addition, each quarter the credit-analysis department follows up on portfolio quality by grading such and daily analyzes the main economic sectors in Mexico. Together with the quarterly evaluations of credit follow-up, credit-risk concentrations are determined not only for the borrower or risk group, but also for the economic activity.

1.4- Other Securities

In September 1992, **GFI's** General Extraordinary Shareholders' Meeting approved registration of shares representing its capital stock in the Securities Section of the RNV for listing thereof on the BMV.

Presently, **GFI** does not have other securities inscribed in the RNV. Nevertheless, it has 10,306,490 American Depositary Receipts (ADRs), covering 51,532,450 series-O shares, listed on the New York Stock Exchange. In compliance with foreign legal provisions, **GFI** must send foreign authorities the legal and financial information that must be made available to the investing public in accordance with Mexican laws.

Finally, in the last three fiscal years, **GFI** has submitted the reports that applicable regulation requires of it concerning relevant and periodic information in timely and complete fashion.

1.5- Significant Changes in the Rights of the Shares Inscribed in the Registry

In September 1992, **GFI** registered the shares representing its capital stock in the RNV, putting 642,909,993 shares in circulation, of which 327,884,097 were series-A shares, 122,152,898 were series-B shares and 192,872,998 were series-C shares.

In February 1999, **GFI's** General Extraordinary Shareholders' Meeting approved the conversion of the series-A, -B and -C shares to series-O shares so as to comply with the changes in the Banking Law put into effect January 20, 1999. Said conversation did not change the rights of the shares issued by **GFI**.

In July 2001, the **GFI's** General Extraordinary Shareholders' Meeting approved a share split without an increase in the corporation's capital stock, approving the exchange of all shares in a proportion of three new shares to each original share issued by the corporation. By virtue of the of the foregoing, as of that date, **GFI's** authorized capital stock is represented by 3,134,828,964 series-O shares with a registered value of $1.000227731563 each.

As of today, no additional changes have been made to **GFI's** capital structure and/or to the rights inherent to the shares issued by said corporation.

1.6- Public Documents

This annual report with information and figures through December 31, 2003 was delivered on time to the BMV and the CNBV in compliance with applicable legal provisions and can be consulted on the BMV website (www.bmv.com.mx).

Likewise, shareholders who so desire may request a copy of this report from **GFI's** investor relations department, attention:

Mr. Frank Ernesto Aguado Martínez
Telephone: 5625.4900 ext. 3350
Fax: 5625.4900 ext. 2610
E-mail: faguadom@inbursa.com

2.- The Company

2.1- History and Development

GFI was incorporated May 20, 1985 as a regular business corporation under the corporate name of Promotora Carso, S.A. de C.V. Throughout its existence, the company has changed its name many times and has been party to various corporate mergers, spin-offs and acquisitions.

In 1992, the corporation received corresponding authorization to become a financial group and at the same time changed its name to become **Grupo Financiero Inbursa, S.A. de C.V.**, which it maintains to date. This corporation has an indefinite term and its headquarters presently are located at Paseo de las Palmas #736, colonia Lomas de Chapultepec, México, D.F.

The history of **GFI's** consolidation dates back to 1965, when **Inversora Bursátil**, the financial group's present brokerage firm, was incorporated, making **GFI** today the leader in the national market.

The acquisition of its actual members continued in 1984 with the acquisition of **Seguros de México** from Bancomer, which 10 years later adopted what is now its present name - **Seguros Inbursa,** being one of the most important insurance companies in the country.

Subsequently, it acquired **La Guardiana, Compañía General de Fianzas,** whose presence in the market dates back to 1942 and which joined the group under the name **Fianzas Guardiana**.

In 1992, **GFI** became a holding group of financial-service companies to become one of the foremost Mexican financial holding groups.

Banco Inbursa was created in 1993 for the purpose of promoting diversification of the financial services offered by the group, serving as a development platform that complemented the operations of the rest of the companies that comprised **GFI**.

In January 1995, two new companies were incorporated to the group: **Operadora Inbursa** and **Servicios Administrativos Inbursa**, which later changed its name to **Asesoría Especializada Inburnet, S.A. de C.V.**

Afore Inbursa, being a employee retirement pension-fund administration company for employee retirement, as a subsidiary of the bank, was created in December 1996. With it, **GFI** expanded to rendering financial services in the growing social-security market.

2000 saw important growth for **Seguros Inbursa** with the acquisition of Mexican operations of **Liberty México Seguros** and the creation of **Autofinanciamiento Inbursa**, consolidating the group and its service orientation ever more.

Throughout 2001, **GFI** built the bases and infrastructure to begin offering selective bank products to the retail market

In 2002 **GFI**, continuing with its strategy of penetrating the retail market, nationally launched the **Inbursa CT** account by means of **Seguros Inbursa** and **Banco Inbursa. Inbursa CT** is a checking account that pays the CETES[1] rate, the highest earnings, serving as an example of the benefits of integration for our clients. That same year, **GFI** received definitive authorization from the SHCP to build and operate **Salud Inbursa**, a subsidiary of **Seguros Inbursa**, dedicated to rendering health- and medical-insurance services, supporting the development of preventive medicine.

In 2003, **Banco Inbursa** was rated by Standard & Poors and by Fitch who based their decisions primarily on the high quality of **Banco Inbursa**'s assets, its solid capital base and its earnings despite Mexico's weak economic growth.

In the first quarter of 2003, the pension business was spun off **Seguros Inbursa** in compliance with applicable legal provisions. With this operation, **GFI** carried out a capital-reallocation program that consisted of capitalizing the spin-off, **Pensiones Inbursa**, with resources from other **GFI** subsidiaries. In this context, **Promotora Inbursa** was strengthened as a subsidiary of **Pensiones Inbursa.**

In July 2003, the new plan of charging commissions, implemented by **Afore Inbursa**, came into effect. The new formula consisted in charging 0.5% of each affiliate's contribution plus a 0.5% commission on each worker's accumulated balance. This plan substituted the previous one, which charged a commission of 33% of the real return on the total fund. This manner of charging commissions allows our clients, upon possessing a greater accumulated balance, to have access to one of the most attractive commission plans in the system and, thus, to continued growth of their assets. The change in **Afore Inbursa's** commissions turned this corporation into one of the most attractive retirement-fund administrators in the market.

Development and change have been constant and determining factors in **GFI's** history, where we combine experience, strength, creativity and a daily effort to be the best, reaffirming our promise with Mexico and maintaining our status as the most important financial group in the country with 100% Mexican capital.

As you can see, **GFI** has diversified its participation in a wide range of financial services, maintaining a strong presence in the insurance, banking and securities sectors and an important presence in the financial social-security services market.

For greater detail of **GFI's** most important investments, see Section 3 (*Financial Information*), Part 3.2 (*Financial Information per Business Area*), in the graph that refers to each subsidiary's net worth.

[1] *CETES: Mexican Treasury Bills [Translator's Note].*

2.2- Description of the Business

i) Primary Activity

GFI is a holding group of financial-service companies as owner of shares in financial-service companies offering all types of banking services (commercial and investment), insurances and sureties, financial social-security services, and asset administration services, among others.

GFI's main objective is to purchase and administer shares issued by the corporations that comprise **GFI** which are listed and described as follows:

Banco Inbursa, S.A. is a full-service banking institution that operates is accordance with the Banking Law and the provisions established by the CNBV and by BANXICO.

Banco Inbursa has been a part of **GFI** since 1993 and, within its corporate structure, it controls investments in **Afore Inbursa, S.A. de C.V.**, **Sinca Inbursa, S.A. de C.V.** and **Inmobiliaria Inbursa, S.A. de C.V.**

Since it began operation, **Banco Inbursa's** strategy has been focused on carrying out operations directed at the corporate and business market, offering an ample range of financial products. In 2001, and based on a strategy of integration, **Banco Inbursa** entered the retail market, selectively offering financial products and services.

Inversora Bursátil, S.A. de C.V. is the group's brokerage firm and acts as the broker in securities operations in accordance with the terms of applicable laws.

Inversora Bursátil offers its clientele an ample range of financial services specializing in financial brokering as well as securities-market consulting for select products, which include:

- ✓ money market;
- ✓ capitals market;
- ✓ corporate finance; and
- ✓ international operation.

Arrendadora Financiera Inbursa, S.A. de C.V. is dedicated to financial and pure leasing for all manner of real estate and goods under the terms set forth in applicable laws.

Seguros Inbursa, S.A. operates as an insurance company by means of offering coverage against risks to which goods, individuals and legal entities are exposed, including life, accident, sickness and insurance and damage/loss insurance. The company reinsures, coinsures and refinances the aforementioned types of insurance.

Seguros Inbursa has two subsidiary insurance companies, **Patrimonial Inbursa, S.A.** and **Salud Inbursa, S.A.** The former is an insurance company authorized to deal in life, accident, sicknesses and damage/loss insurance and the latter is an insurance company that specializes in accident, sicknesses and medical insurance.

Pensiones Inbursa is an entity that operates in accordance with the LGISMS and is authorized to operate exclusively as an insurance company specializing in pension operations resulting from social-security laws.

In the General Extraordinary Shareholders' Meeting held June 27, 2002, it was agreed to spin off a part of **Seguros Inbursa's** assets and liabilities to incorporate **Pensiones Inbursa**.

Fianzas Guardiana Inbursa is dedicated to financing and refinancing fidelity, legal and various other operations.

Operadora Inbursa de Sociedades de Inversión is **GFI's** mutual-fund management company and renders securities-administration services to mutual-fund companies. The distribution of securities is carried out by means of **Banco Inbursa's** and **Inversora Bursátil's** sales force.

The operations of the different **GFI** subsidiaries are grouped mainly into four areas of business: commercial banking, asset administration, investment banking, and insurance and sureties.

Commercial Banking

- $43.4 billion peso loan portfolio
- 3rd largest commercial portfolio in the country

Asset Administration

- 2nd in investment funds
- 1st in the life-annuity business
- $153.2 billion pesos of administered assets

Insurance[1]

- Company with the largest client base in the country
- 3rd largest insurance company in Mexico
- 2nd most important investment portfolio

Investment Banking

- Very active participant in the BMV
- $1.793 billion pesos in risk capital
- $254 billion pesos and $9 trillion pesos subscribed in commercial papers and stock certificates, respectively, in 2003

[1] *Information not audited.*

ii) Distribution Channels

In order to distribute its products and service its clients, **GFI** has one of the most important sales forces in the country, comprised of 6,727 salespersons, and an infrastructure based on the commercial-banking and insurance businesses.

As of December 2003, **GFI** has 177 physical customer-service points throughout the country. The following is a breakdown of the 177 customer-service points:

- ✔ 86 bank modules
- ✔ 23 bank branches
- ✔ 68 insurance offices

In addition, **Banco Inbursa** has a total of 608 automatic teller machines strategically placed throughout Mexico.

As alternate distribution channels, **GFI** has a call center with 224 operators that operates 24 hours a day, 365 days a year and an internet site aimed mainly at retail.

iii) Patents, Trademarks, Licenses and Other Agreements

GFI is the owner of the "Inbursa" trademark and of the logo:

The "Inbursa" trademark and logo have been registered in North America, Central America, South America and with the European Union.

Nevertheless, the corporation has license agreements with its subsidiaries to use the trademark indefinitely so that subsidiaries can utilize said trademark.

The logo image as well as the "Inbursa" trademark represent an important asset for the company as well as a means to identify the group that garners prestige in the financial sector.

In addition, **GFI** has registered a variety of trademarks and advertisements related to the range of products offered to the public.

iv) Primary Clients

The primary market for the entities that make up **GFI** is comprised of individuals and legal entities that require financial services in banking, securities, asset administration, and insurance and sureties. It currently has a base of more than 5.4 million clients with 8.2 million agreements.

v) Applicable Legislation and Tax Regulation

GFI and its subsidiaries, as regulated financial entities, are subject: to special laws, such as the LRAF, LIC, LMV, LGISMS, LSI and LSAR, among others; to general laws, such as the LGSM, LGTOC, LFCE and the Commercial Code; and to other provisions legislated by legal authorities. Likewise, **GFI** and its subsidiaries are subject to the LISR, LIMPAC and LIVA and to other applicable tax and administrative provisions.

The financial sector is a highly regulated sector, supervised by various authorities, including the SHCP, BANXICO and the CNBV, among others, and any change in applicable law and regulatory provisions can affect **GFI's** and it subsidiaries' business.

vi) Human Resources

GFI, as it is a pure holding company, has no employees. However, its subsidiaries employ 3,988 individuals, of which 12.11% are unionized and the remaining 87.89% are professional personnel. **GFI** has no direct relationship with any union as union relationships are solidified at the subsidiary level.

It should be noted that **GFI** also has the most important sales force in the country, comprised of 6,727 salespersons.

vii) Environmental Development

As **GFI** is a pure holding company whose only assets are comprised of shares of its subsidiaries, **GFI** has no environmental policy nor any certificates or acknowledgments thereof.

viii) Market Information

GFI shares the market with other national and fully-formed international financial groups that manage full-service banks, brokerage firms, credit-lending organizations and activities and mutual-fund companies, retirement-fund administrators, insurance and surety companies, and special-purpose financial institutions.

Banco Inbursa's Market Participation:

The Mexican financial system is highly concentrated since 30 banks participate therein, and 7 banks control 94.3% of the loan portfolio.

Considering the reallocation of 3.2188 billion pesos in financial instruments held until expiry pursuant to the guidelines issued by the CNBV, Banco Inbursa maintained its market participation in commercial credit in such a way that, at the end of 2003, Banco Inbursa held 13.2% of the market.


Mkt. Participation
Commercial Credit
(Dec. '03)
Inbursa
13.2%
Source: CNBV


Mkt. Participation
Net Worth
(Dec. '03)
Inbursa
9.7%
Source: CNBV

Banco Inbursa remains one of the most well funded banks in Mexico. In 2003, its capitalization index was 22.1%, surpassing the market average by 7.9 percentage points. This difference gives Banco Inbursa the opportunity to satisfy financing needs by means of different and better products.

Capitalization Index

(Dec. '03)

	Assets under credit risk		Assets under total risk	
	Inbursa	Market	Inbursa	Market
TIER 1	43.7%	20.6%	21.5%	12.8%
Net Capital	44.9%	22.9%	22.1%	14.2%

Source: CNBV

Seguros Inbursa's Market Participation:

The following shows **Seguros Inbursa's** market participation according to the primary sections of the profit and loss statement as well as the general balance sheet.

Mkt. Participation Total Premiums
(Dec. '03)


Inbursa
7%

Source: CNSF

Mkt. Participation Financial Earnings
(Dec. '03)


Inbursa
18%

Source: CNSF

Mkt. Participation Net Profit
(Dec. '03)


Inbursa
15%

Source: CNSF

Mkt. Participation Net Worth
(Dec. '03)


Inbursa
20%

Source: CNSF

Mkt. Participation Inverstments
(Dec. '03)


Inbursa
15%

Source: CNSF

Mkt. Participation Reserves
(Dec. '03)


Inbursa
13%

Source: CNSF

Seguros Inbursa's efficiency index, that is to say its operating cost with respect to retained premiums, was 11.0% in 2003, 1.2 percentage points less that the market average at 12.2%. Thus, **Seguros Inbursa** is one of the most efficient insurance companies in the market.

Components of the Combined Index
(Dec. '03)



Combined Index 94.4%
Combined Index 99.2%
64.5%
68.7%
18.9%
11.0%
18.3%
12.2%
Inbursa
Market
Aquisition
Siniestrality
Operation

Source: CNSF

Inversora Bursátil's Market Participation:

There are 28 brokerage firms in Mexico, with Inversora Bursátil being the most representative in terms of placement of commercial papers. In 2003, it placed 254 billion pesos.

Mkt. Participation
Securities Received in Custody
(Dec. '03)



Inbursa
28%

Source: CNBV

Mkt. Participation
Investments in Securities
(Dec. '03)



Inbursa
11%

Source: CNBV

Mkt. Participation
Revenue from Commissions
(Dec. '03)



Inbursa
11%

Source: CNBV

Mkt. Participation
Operating Profit
(Dec. '03)



Inbursa
14%

Source: CNBV

Mkt. Participation
Net Profit
(Dec. '03)



Inbursa
8%

Source: CNBV

Operadora Inbursa's Market Participation:

The Mexican market of common investment companies is comprised of 87 funds, and **GFI**, through **Operadora Inbursa**, controls two of the most important. Together, these funds are the most important in the market in terms of the amount of investment, net worth and revenue. Additionally, they over the greatest return to their clients.

It should be noted that **Operadora Inbursa** also participates in the markets for debt-instrument investment companies, both for individuals and for legal entities.

Mkt. Participation
Net Worth
Fonibur and Fondo Inbursa
(Dec. '03)


Inbursa
18%

Source: CNBV

Mkt. Participation
Revenue
Fonibur and Fondo Inbursa
(Dec. '03)


Inbursa
18%

Source: CNBV

Mkt. Participation
Investments in Variable-Rate Instruments
Fonibur y Fondo Inbursa
(Dec. '03)


Inbursa
20%

Fuente: CNBV

Mkt. Participation
Investments in Debt Instruments
Fonibur y Fondo Inbursa
(Dec. '03)


Inbursa
13%

Fuente: CNBV

Inbursa has the best dollar return over
the last 21 years
(Mar. '81 – Dec. '03)[1]


20.7%
12.4%
10.9%
8.2%
2.4%
Inflación
Cetes
Dow Jones
BMV
Fondo Inbursa

[1] *Information not audited.*

Grupo Financiero Inbursa's Competitive Advantages

GFI bases its operation on five basic principles that have allowed it to be a leader in terms of revenue and solvency in the Mexican market:

- **solid capital base**
- **strict underwriting**
- **cost efficiency**
- **diversified income base**
- **high-quality, professional service**

Solid Capital Base[1]

Dec'03	Inbursa	Mkt
Capitalization (Banco)	22.1%	14.2%
Reserves/Premiums (Seguros)	2.7	1.5

Strict Underwriting[1]

Dec03	Inbursa	Mkt
C.V. / C.T. (Banco)	0.4%	3.7%
Combined Index (Seguros)	94.4%	99.2%

Diversification[1]

Net profit*
(Jan '03 - Dec '03)



Cost Efficiency[1]

Dec'03	Inbursa	Mkt
OpCost-Oth. Rev. / Financial Margin (Banco)	42.2%	73.5%
Cto Operación / Retained Premiums (Seguros)	11.0%	12.2%

High-Quality, Professional Service[1]

- Warranties (Seguros)
- Two-week response (Banca Corporativa)
- 21% historic return Fondo Inbursa

[1] *Information not audited.*

ix) Corporate Structure

GFI is comprised of the following financial entities:


100%
Banco Inbursa
N.W. 20.806*
94%
Afore Inbursa
N.W. 0.692*
100%
Inmobiliaria Inbursa
N.W. 0.841*
84%
Sinca Inbursa
N.W. 1.927*
100%
Operadora Inbursa
N.W. 0.391*
100%
Fianzas Guardiana Inbursa
N.W. 0.545*
100%
Seguros Inbursa
N.W. 1.963*
100%
Patrimonial Inbursa
N.W. 0.044*
00%
Salud Inbursa
N.W. 0.086*
100%
Inversora Bursátil
N.W. 0.841*
100%
Arrendadora Inbursa
N.W. 0.047*
100%
Pensiones Inbursa
N.W. 6.509*
87%
Promotora Inbursa
N.W. 6.569*

** N.W.: Net Worth expressed in billions of pesos of purchasing power as of December 2003.*

x) Description of Primary Assets

According to **GFI's** main areas of business, the group's primary assets are as follows:

Loan Portfolio

Loans are registered as an asset from the date funds are made available. When loan repayments (except consumption and housing) or accrued interests are not paid on their due date, the principal and interest thereof (unpaid balance) are transferred to past-due receivables the day following their expiry. **GFI's** total loan portfolio represents 60% of its total assets.

The established loan policies are geared toward tracking resources to corporate financing and, in particular, to entities that are part of consortiums whose commercial and economic solvency is recognized and that act in accordance with regulations in effect.

Loan Portfolio

				% chg 2003 vs	
MM Ps as of December 2003	2001	2002	2003	2001	2002
Performing Loans					
Commercial Loans	30,055.7	40,720.4	39,464.6	31.3%	-3.1%
Financial Institutes Loans	867.7	3,141.0	852.2	-1.8%	-72.9%
Consuming Loans	1.5	6.7	2,671.4	174950.1%	40011.6%
Mortgages	765.3	160.4	97.8	-87.2%	-39.0%
Governmental Institutions Loans	75.1	0.1	0.2	-99.7%	63.7%
TOTAL PERFORMING LOANS	**31,765.4**	**44,028.5**	**43,086.3**	**35.6%**	**-2.1%**
Non Performing Loans					
Commercial Loans	321.5	755.4	173.8	-46.0%	-77.0%
Financial Institutes Loans	-	-	6.7	N.A.	N.A.
Consuming Loans	0.0	-	1.4	11873.5%	N.A.
Mortgages	3.6	8.2	4.6	26.3%	-44.0%
TOTAL NON PERFORMING LOANS	**325.2**	**763.5**	**186.5**	**-42.6%**	**-75.6%**
PREVENTIVE RESERVES	**-3,044.3**	**-3,996.3**	**-5,119.9**	**68.2%**	**28.1%**
NET LOAN PORTFOLIO	**29,046.2**	**40,795.8**	**38,152.9**	**31.4%**	**-6.5%**

Securities Investments

The registration and appraisal of securities investments is subject to the following guidelines:

- Negotiable instruments

are registered initially at their purchase price and are appraised at their reasonable value using prices provided by a price provider. The accounting result of this appraisal is recorded in the fiscal profit and loss statement.

- Instruments for sale

are registered initially at their purchase price and are appraised at their reasonable value using prices provided by a price provider. Revenue from debt instruments is recorded in the profit and loss statement.

- Instruments held to maturity

Debt instruments that, by express provision or authorization from the CNBV, are classified as held until expiry are registered initially at their purchase price, and revenue from such is recorded in the profit and loss statement.

Securities Investments

MM Ps as of December 2003	2001	2002	2003	% chg 2003 vs 2001	% chg 2003 vs 2002
Negotiable	14,340.6	9,161.7	7,247.8	-49.5%	-20.9%
Available for sale	2.0	1.9	1.8	-9.4%	-3.6%
Held to maturity	122.8	94.4	5,243.5	-	-
TOTAL INVESTMENTS	**14,465.4**	**9,258.0**	**12,493.1**	**-13.6%**	**34.9%**

Investment in shares in the following corporations has be appraised by means of the participation method based on profit and loss statements issued by the corporations. Said corporations' statements and the appraisal of their net worth are registered in **GFI's** accounting as a proportion of share participation. The subsections that make up this section are as follows:

Permanent Share Investments

MM Ps as of December 2003	2001	2002	2003	% chg 2003 vs 2001	% chg 2003 vs 2002
Seguros Inbursa	3,153.0	3,428.9	1,963.3	-37.7%	-42.7%
Fianzas Guardiana Inbursa	320.1	361.7	545.2	70.3%	50.7%
Inbursa Siefore	375.9	426.8	678.9	80.6%	59.1%
Sinca Inbursa	2,975.8	3,011.6	1,726.0	-42.0%	-42.7%
Pensiones Inbursa	-	-	6,508.5	N.A.	N.A.
Promotora Inbursa	-	-	444.1	N.A.	N.A.
Other Investments	299.5	206.7	247.6	-17.3%	19.8%
TOTAL PERMANENT EQUITY INVESTMENTS	**7,124.4**	**7,435.7**	**12,113.5**	**70.0%**	**62.9%**

The aforementioned shares represent **GFI's** principal assets. The following table shows participation of said assets with respect to the **GFI's** total assets:

	2001	2002	2003
Net Loan portfolio	49.0%	61.2%	53.3%
Securities investments	24.4%	13.9%	17.5%
Permanent Equity Investments	12.0%	11.1%	16.9%
Main assets as percentage of GFI´s total assets	**85.4%**	**86.2%**	**87.7%**

xi) Judicial, Administrative and Arbitration Processes

Existing judicial processes related to **GFI** and its subsidiaries are normally a result of the company's daily operation, and there is no relevant process that could have a significant impact on operational revenue or on **GFI's** or its subsidiaries' financial position or that could impact **GFI** under the protection of the single liabilities agreement. Moreover, **GFI** does not find itself any of the situations to which Articles 9 and 10 of the Bankruptcy Law refers.

xii) Shares Representing Capital Stock

As of December 31, 2003, **GFI's** circulating capital stock is comprised of 3,000,152,564 series-O shares with a par value of $1.000227731563 each. Paid-up registered capital stock in 2003 came to $3,000,835,793.

GFI shares in circulation in the last three years are comprised as follows:

# Shares	2001	2002	2003
Outstanding Shares	3,075,860,964	3,032,244,064	3,000,152,564
Shares in treasury	58,968,000	102,584,900	134,676,400
TOTAL SHARES	**3,134,828,964**	**3,134,828,964**	**3,134,828,964**

In the last three fiscal years, **GFI** has not increased its capital stock, which only was modified structurally in July 2001 when **GFI's** General Extraordinary Shareholders' Meeting approved a share split without increasing the capital stock thereof, substituting the 1,044,942,988 shares then in circulation with 3,134,828,964 series-O shares with a par value of $1.000227731563 each.

The additional capital stock may be represented by series-L shares that, in accordance with the LRAF, may be issued for up to 40% of the ordinary capital stock with the CNBV's prior approval. As of the close of 2003, **GFI** had not issued series-L shares.

Foreign legal authorities may not participate in any form whatsoever in the capital stock. Financial companies in Mexico are also forbidden to participate thus and to form part of the group except when they act as institutional investors under the terms set forth in Article 19 of the LRAF.

Any individual or legal entity may purchase control of **GFI's** series-O shares of capital stock by means of one or more simultaneous or successive operations in the understanding that said operations require previous authorization from the SHCP when they exceed 5% of said capital stock, notwithstanding the provisions set forth in Article 18 of the LRAF, and previous authorization from the corporation's board of directors.

xiii) Dividends

In its meeting on April 28, 2003, **GFI's** board of directors approved payment of dividends at the rate of $0.15 per share for a total of 3,009,462,364 circulating shares. The total amount paid for dividends was $461.3 million pesos ($451.4 million nominal pesos).

GFI's General Ordinary Shareholders' Meting held April 14, 2004 approved the payment of a new dividend at the rate of $0.30 per share for a total of 3,000,152,564 shares in circulation such that the total amount paid for dividends was $900.0 million nominal pesos.

Neither **GFI** nor its subsidiaries have an established policy for payment of dividends. Each year, the general ordinary shareholder's meeting approves **GFI's** profits and loss statement and determines the amount that is to be made available to the shareholders' meeting and/or board of directors for total or partial application, after prior deduction of the amounts corresponding to the increase in the legal reserve. Given this, the remainder of the net profit may be disbursed as dividends as agreed.

3.- Financial Information

3.1- Select Financial Information

Summary of Financial Information
(December 2003)

Assets	2001 MM Ps	2002 MM Ps	2003 MM Ps	% chg ('02 vs '03)	2001 MM USD	2002 MM USD	2003 MM USD	% chg ('02 vs '03)
	Under CNBV rules				Under US GAAP[2]			
Grupo	**59,299.2**	**66,692.6**	**71,576.2**	**7.3%**	**8,537.1**	**9,764.1**	**9,674.8**	**-0.9%**
Banco Inbursa	54,440.3	60,873.0	60,471.3	-0.7%	5,874.9	6,789.9	6,100.1	-10.2%
Pensiones Inbursa	-	-	18,628.0	N.A.	-	-	1,957.5	N.A.
Seguros Inbursa	23,597.4	27,383.7	15,662.7	-42.8%	2,461.9	2,728.1	1,468.4	-46.2%
Operadora Inbursa	827.2	441.4	408.6	-7.4%	82.2	45.2	41.0	-9.3%
Inversora Bursátil	961.0	968.1	1,029.4	6.3%	93.9	91.6	94.8	3.5%
Fianzas Guardiana	675.8	706.7	894.8	26.6%	67.1	65.5	77.3	18.0%

Stockholders' Equity[1]	2001 MM Ps	2002 MM Ps	2003 MM Ps	% chg ('02 vs '03)	2001 MM USD	2002 MM USD	2003 MM USD	% chg ('02 vs '03)
Grupo	**27,402.2**	**29,890.8**	**31,683.5**	**6.0%**	**2,837.6**	**2,716.9**	**2,790.1**	**2.7%**
Banco Inbursa	22,858.6	24,370.7	20,805.9	-14.6%	2,212.0	1,999.0	1,596.3	-20.1%
Pensiones Inbursa	-	-	6,508.5	N.A.	-	-	668.3	N.A.
Seguros Inbursa	3,153.0	3,431.0	1,963.3	-42.8%	477.4	511.4	369.9	-27.7%
Operadora Inbursa	317.5	421.7	390.7	-7.4%	31.6	38.9	34.8	-10.5%
Inversora Bursátil	705.2	767.0	840.9	9.6%	69.5	70.1	75.1	7.1%
Fianzas Guardiana	320.1	362.0	545.2	50.6%	42.4	47.7	58.1	21.8%

Net Income[1]	2001 MM Ps	2002 MM Ps	2003 MM Ps	% chg ('02 vs '03)	2001 MM USD	2002 MM USD	2003 MM USD	% chg ('02 vs '03)
Grupo	**1,661.2**	**2,736.8**	**2,309.0**	**-15.6%**	**311.5**	**311.2**	**318.9**	**2.5%**
Banco Inbursa	1,196.9	2,248.1*	533.3	-76.3%	181.8	179.3	114.7	-36.0%
Pensiones Inbursa	-	-	1,128.9	N.A.	-	-	74.5	N.A.
Seguros Inbursa	121.2	277.0	161.9	-41.6%	94.8	99.0	88.5	-10.6%
Operadora Inbursa	106.5	104.2	147.8	41.8%	11.5	12.0	10.7	-10.8%
Inversora Bursátil	162.4	61.4	162.0	163.8%	17.5	9.3	17.1	83.9%
Fianzas Guardiana	60.7	39.6	150.3	279.5%	6.2	9.3	9.7	4.3%

** During 1Q02 took place a deferred tax reverse of $1,738.6 MM Ps*

[1] Figures of the Bank and the Financial Group does not include minoritary interest

[2] Figures not audited submitted under generally accepted accounting principles in the United States of America

Infrastructure[1]

	2002	2003
Agreements	6.4 mill	8.2 mill
Clients	5.2 mill	5.4 mill
Automatic Tellers	664	608
Employees	3,612	3,988
Points of Sale	162	177
Sales Force	6,569	6,727
Call Center (positions)	180	224

[1] *All amount submitted as statistics and under US GAAP refer to figures not audited.*

Net Worth (CNBV GAAP millions of pesos)


27,402.2
29,890.8
31,683.5*
2001
2002
2003

Net Worth (US GAAP millions of USD[1])


2,837.6
2,716.9
2,790.1*
2001
2002
2003

** In May 2003, a total of 451 million pesos was paid out for dividends and, over the course of the year, shares totaling 282 million pesos were repurchased.*

Net Profit (CNBV GAAP millions of pesos)


1,661.2
2,736.8
2,309.0
2001
2002
2003

Net Profit (US GAAP millions of USD[1])


311.5
311.2
318.9
2001
2002
2003

Relevant Figures

	INBURSA	Mkt. Avg
Capitalization Index (Banco)	22.1%	14.2%
Non Performing L. / Total Loans (Banco)	0.4%	3.7%
Reserves / Non performing loans (Banco)	27.5	1.5
Combined Index (Seguros)	94.4%	99.2%
Reserves / Premiums (Seguros)	2.70	1.54
Efficiency * (Banco)	42.2%	73.5%
Efficiency** (Seguros)	11.0%	12.2%

** Calculated as: Operative expense / (Financial Margin + Other income)*

*** Calculated as: Operative expense / Retained premiums*

MM constant Ps	2002	2003	% chg
Assets under mgmt	310,395.0	403,914.4	30%
Assets under custody	456,854.8	588,204.2	29%

Ps as of December 2003	2001	2002	2003
Financial Margin (MM Ps)	2,604.6	2,547.8	2,138.0
Earning per share (ps per share)	0.5651	0.8907	0.7387
Dividends per share (ps per share)	N.A.	N.A.	0.15
Depreciation & amortization (MM Ps)	90.5	121.4	115.2

[1] *Figures not audited submitted under generally accepted accounting principles in the United States of America.*

3.2- Financial Information by Business Area, Geographic Region and Export Sales

GFI operates mainly in four areas of business: commercial banking, asset administration, investment banking, and insurance and sureties.

Net Worth by Business Area
(Jan.-Dec. '03)



Assets administration 50%
Investment Banking 7%
Insurance & Bonding 20%
Commercial Banking 23%

The following tables shows, for each of the companies that comprise **GFI**, the most important balances for placement of, and ability to secure, funds.

	SOURCES			
	Stockholders' Equity	Debt	Reserves	Deferred Taxes
Banco Inbursa	20,805.9	36,491.9	5,119.9	268.4
Seguros Inbursa	1,963.3	-	11,498.1	280.7
Pensiones Inbursa	6,508.5	-	12,028.7	-
Inversora Bursátil	840.9	-	-	29.2
Operadora Inbursa	390.7	-	-	17.4
Fianzas G-Inbursa	545.2	-	201.7	-

	USES			
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets
Banco Inbursa	5,585.6	43,361.3	14,596.9	213.8
Seguros Inbursa	1,988.1	647.3	9,773.8	965.9
Pensiones Inbursa	4,010.9	-	14,417.3	-
Inversora Bursátil	279.6	-	740.1	30.1
Operadora Inbursa	98.5	-	295.6	-
Fianzas G-Inbursa	317.5	44.0	485.1	35.2

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

At the close of 2003, **GFI's** net worth totaled 31.6835 billion pesos, representing an increase of 6.0% compared to 2002. This figure was attained despite a dividend payment of 451 million pesos in May 2003 and share repurchases throughout the year that totaled 282 million pesos. **GFI** repurchased 32.1 million shares in 2003 such that the shares in circulation totaled 3,000,152,564 at the end of the year.

GFI's net profit, according to accounting criteria for holding companies of financial groups established by the CNBV, was 2.309 billion pesos in 2003, which represents a 15.6% decrease compared to 2002. It should be mentioned that the first quarter of 2002 saw extraordinary profits due to a reversion of deferred taxes. Adjusting for said effect, net profit in 2002 would have been 871.3 million pesos, 2.6 times lower than that registered in 2003. This improvement in net profit can be explained by the subsidiaries' improved performance, higher commission revenue and better market conditions throughout the year.

Net Profit

MM Ps as of December 2003	2001	2002	2003	% chg 2003 vs 2001	% chg 2003 vs 2002
Banco Inbursa	1,196.9	2,248.1	533.3	-55.4%	-76.3%
Pensiones Inbursa	-	-	1,128.9	N.A.	N.A.
Seguros Inbursa	121.2	277.0	161.9	33.6%	-41.6%
Operadora Inbursa	106.5	104.2	147.8	38.8%	41.8%
Inversora Bursátil	162.4	61.5	162.0	-0.2%	163.4%
Fianzas Guardiana	60.7	39.6	150.3	147.8%	279.5%

Net Worth

MM Ps as of December 2003	2001	2002	2003	% chg 2003 vs 2001	% chg 2003 vs 2002
Banco Inbursa	22,858.6	24,370.7	20,805.9	-9.0%	-14.6%
Pensiones Inbursa	-	-	6,508.5	N.A.	N.A.
Seguros Inbursa	3,153.0	3,431.0	1,963.3	-37.7%	-42.8%
Operadora Inbursa	317.5	421.7	390.7	23.0%	-7.4%
Inversora Bursátil	705.2	767.0	840.9	19.2%	9.6%
Fianzas Guardiana	320.1	362.0	545.2	70.3%	50.6%

3.3- Relevant Loan Information

There is no relevant information to report in this respect since **GFI** is a holding group of financial-service companies and is limited in said respect under the terms set forth in the LRAF.

3.4- Administrative Comments and Analysis of Company's Earnings and Financial Situation

Banco Inbursa's Earnings
US GAAP[1]
Net Profit

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	Jan-Dec '03 MM USD	Jan-Dec '02 MM USD
Net income under CNBV GAAP	59.5	(9.9)	(47.3)	46.5	48.9	218.4
Adjustments on monetary positions	25.4	14.9	4.5	26.1	70.9	108.6
Adjustments on deferred liabilities	(11.4)	7.6	4.6	(3.1)	(2.3)	(165.9)
Others	0.5	(5.4)	0.2	1.9	(2.8)	18.3
Net Increase	14.5	17.0	9.4	24.9	65.8	(39.0)
Net Income Under US GAAP	74.0	7.1	(37.9)	71.4	114.7	179.3

In 2003, **Banco Inbursa** earned 114.7 million dollars according to US GAAP, compared to 48.9 million dollars according to the CNBV, a difference of 65.8 million dollars. This is explained primarily by a reversion in monetary positions as well as by deductions caused by the adjustment of deferred liabilities.

Comparing 2003 with 2002, net worth decreased 36.1%. This decrease is explained mainly because of the negative impact in the financial margin due to the low interest rates throughout the year, which was affected mainly by fixed-rate funding.

Net Worth

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	Dec 02 MM USD	% chg vs 2002
Stockholders equity under CNBV GAAP	1,848.0	1,798.7	1,916.4	2,238.9	2,244.0	-17.6%
Securities Valuation Adjustments	59.4	62.9	38.7	41.2	38.4	54.7%
Deferred Taxes	(193.9)	(189.9)	(237.7)	(277.7)	(236.0)	-17.8%
Derivates	(13.4)	(16.1)	(13.0)	(14.7)	(11.1)	20.7%
Others	399.6	(110.4)	(85.7)	(13.7)	(36.3)	N.A
Stockholders Equity Under US GAAP	1,596.3	1,545.2	1,618.7	1,974.0	1,899.0	-20.1%

At the end of 2003, **Banco Inbursa's** net worth was 1.5963 billion dollars according to US GAAP, while such totaled 1.848 billion dollars according to the CNBV, that is to say 251.7 million dollars more. The difference can be explained by the addition of 59.4 and 399.6 million dollars from adjustments in share appraisals and other adjustments respectively and by deductions of 193.9 and 13.4 million dollars in deferred and resulting taxes respectively.

[1] *Figures not audited submitted under generally accepted accounting principles in the United States of America.*

Under accounting criteria for credit institutions established by the CNBV, **Banco Inbursa** reported a net profit of 533.3 million pesos in 2003 compared to 503.3 million pesos in 2002 (after adjustment for reversion of deferred taxes, which took place in the first quarter of 2002). Said earnings are attributed mainly to lowed interest rates, which negatively impacted the earnings from the long-term, fixed-rate, funding position.

The loan portfolio was 43.361 billion pesos as of December 2003. It should be mentioned that in the third quarter of 2003, the accounting registry was changed from 3.2188 billion nominal pesos in finical instruments held until expiry, pursuant to the guidelines issued by the CNBV, and was registered in loans to financial institutions. Adjusting for the aforementioned reallocation, the loan portfolio would have closed at 46.580 billion pesos, which represents an increase in real terms of 3.8% from 2002 to 2003.

Considering the aforementioned adjustment, **Banco Inbursa** maintained its commercial-credit market participation such that, at the end of 2003, it held 13.2% of the market.

Non Performing Loans and Coverage Index



1.7%
27.5
1.0%
9.36
5.23
0.4%
2001
2002
2003
Non Performing Loans to Total Loans
Reserves / Non Performing Loans

Mkt. Share in Commercial Loans



13.3%
13.2%
10.2%
2001
2002
2003

Source: CNBV

Continuing with its conservative policy of creating reserves and increasing its value for its shareholders, **Banco Inbursa** created preventive reserves of 1.1262 billion pesos throughout the year, which allowed it to accumulate 5.1199 billion pesos as of the end of 2003. The foregoing represents a 28% increase over the level of reserves reached in 2002.

Past-due receivables dropped from 763.5 million pesos at the end of 2002 to 186.5 million pesos in December 2003, representing a 75.6% reduction. This reduction was achieved thanks to restructuring on very solid grounds and cash recovery. In terms of percentage, past-due receivables represented 0.4% of the total portfolio and the preventive reserves covered past-due receivables 27.5 times.

For its part, **Banco Inbursa's** funding registered an increase of 9.8% from 2002 to 2003. The change in the funding structure should be pointed out whereby presently demand deposits (checks) represent 30% of the bank's funding. The foregoing reflects a constant increase in the retail market via financial products focused on increasing our clients' wealth.

Funding Base


2002
Interbank Loans 9%
Bonds 6%
Demand Deposits 18%
MTN 67%
2003
Interbank Loans 13%
MTN 57%
Demand Deposits 30%

In 2003, **GFI** implemented a corporate restructuring for the purpose of creating and funding **Pensiones Inbursa** (a spin-off from **Seguros Inbursa** in the first quarter of 2003). For said purpose, it redistributed **GFI's** net worth, and **Banco Inbursa** participated in said process by means of a dividend payment of 4.195 billion pesos to **GFI**. Given the foregoing, it must be pointed out that, despite said operations, **Banco Inbursa** continues to be one of the most well-funded bank in the country, with a capitalization index registered at 22.1%, which favorably compares to the 14.2% market average according to statistics published by the CNBV. Moreover, this figure shows strength, **Banco Inbursa's** capacity to participate in loan growth in the Mexican market.

Afore Inbursa

In July 2003, **Afore Inbursa** implemented a new plan to charge commissions. The new formula consisted in charging 0.5% of each affiliate's contribution plus a 0.5% commission on each worker's accumulated balance. This plan substituted the previous one, which charged a commission of 33% of the real return on the total fund. This manner of charging commissions allows our clients, upon possessing a greater accumulated balance, to have access to one of the most attractive commission plans in the system and, thus, to continued growth of their assets.

Affiliates[1]


1,095,802
1,933,297
2,120,961
2001
2002
2003

Affiliates increased from 1,933,297 in 2002 to 2,120,961 in 2003, representing an increase of 187,664 new clients. This increase is explained by two primary factors: 1) Banco de México's distribution of affiliates coming from the concentrated account; and 2) a more dynamic effort on behalf of the sales force.

Accumulated Balance [1]
(%)


100
100
100
90.5
90.6
93.0
2001
2002
2003
Inbursa
Mkt. Avg

The Accumulated Balance Index issued by the CONSAR in September 2001 shows the percentage of assets that an affiliate fails to receive by not pertaining to the pension-fund management company with the best accumulated balance per affiliate. **Afore Inbursa** has registered the best accumulated balance since said index was launched.

The assets administered by **Afore Inbursa** registered a 21.2% increase from 2002 to 2003. In this manner, assets totaled 29.6138 billion pesos.

In 2003, accumulated return on the fund administered by **Afore Inbursa** was lower than the market average. This difference is attributed primarily to **Afore Inbursa's** being concerned with the growth of our clients' wealth via an adequate selection of investments that best takes into account return with respect to the risk entailed.

Administered Assets[1]
(Fixed millions of pesos through December 2003)


20,074.0
24,425.1
29,613.8
2001
2002
2003

Risk Variability Index [1]


10.0
4.2
Inbursa
Prom. Mcdo

This figure shows the relationship between a portfolio's risk and return. The formula consists in the quotient of the portfolio's average daily return and the daily volatility thereof for the past year multiplied by 360. To rank the Siefores, a scale in which the Siefore with the greatest quotient of return over volatility is assigned the greatest number of points (10) and, based upon that, the index of the other Siefores is calculated.

[1] *Information not audited.*

Sinca Inbursa

In the first quarter of 2003, **Sinca Inbursa** sold 25% of its participation in the capital stock of Grupo Televicentro, S.A. to **Promotora Inbursa**, a subsidiary of **Pensiones Inbursa**. Said sale was made so as to comply with requirements of the CNBV.

Sinca Inbursa's total investment portfolio was 1.793 million pesos at the close of 2003, thereby maintaining its leadership in the market.

Sinca Inbursa's market objective is clearly geared toward companies with high growth potential, with a good position in their market, that are well administered and that comply with the following criteria:

a)Companies that, given their size or financial structure, need capital to finance their growth or strengthen their capital structure.

b)Companies with good market positioning.

c) Companies with a competent and experienced administration.

Investments by Sector


Others
15.2%
Telecommunicati
ons
11.3%
Transport
34.6%
Entretainment
38.9%

Investments made by **Sinca Inbursa** are registered at their purchase value and their contribution to profit and losses is registered via the participation method, considering the payment, as the case may be, of commercial credit.

In the first quarter of 2003, **Seguros Inbursa** spun off the pension business, creating **Pensiones Inbursa**, as a subsidiary of **GFI**, for the purpose thereof.

Seguros Inbursa's Profit and Loss Statement
US GAAP[1]
Net Profit

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	Jan-Dec '03 MM USD	Jan-Dec '02 MM USD
Net Income under CNSF GAAP	(17.4)	8.8	15.2	7.9	14.4	25.5
Reserves Adjustments	(28.4)	(4.6)	1.5	(4.5)	(36.0)	7.4
Investments Adjustments	(0.2)	1.0	8.5	(6.8)	2.5	39.7
Deferred Taxes	2.8	1.7	(4.3)	30.7	30.9	(51.5)
Deferred Acquisition Costs	(3.8)	5.2	(2.0)	(0.7)	(1.1)	(12.9)
Monetary Positions Adjustments	10.5	7.0	(0.1)	9.4	26.7	103.5
Others	52.0	(10.1)	(8.9)	18.0	51.1	(12.6)
Net Increase	32.9	0.3	(5.3)	46.2	74.1	73.6
Net Income Under US GAAP	15.5	9.0	9.9	54.1	88.5	99.1

According to US GAAP, **Seguros Inbursa's** net profit was 88.5 million dollars, 74.1 million dollars more than that obtained according to accounting under the CNSF. This profit is explained mainly by the total positive effect of 111.2 million dollars in adjustments to investments, deferred taxes, monetary position as well as other adjustments and total deductions of 37.1 million dollars due to adjustments in reserves and the deferred cost of purchase.

Net Worth

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	4Q02 MM USD	% chg vs 2002
Stockholders equity under CNSF GAAP	174.7	190.1	188.3	167.6	316.1	-44.7%
Adjustments on Assets	74.6	84.9	125.8	73.6	205.3	-63.7%
Deferred Acquisition Cost	58.5	58.1	63.9	59.2	62.4	-6.2%
Fixed Assets	32.3	28.6	39.8	28.1	48.9	-33.9%
Others	(16.2)	(1.8)	22.1	(13.8)	94.1	-117.2%
Reserves Adjustments	293.1	252.6	246.0	255.6	382.9	-23.4%
Deferred Taxes	(174.0)	(176.0)	(187.8)	(166.6)	(386.1)	-54.9%
Others	1.5	1.2	(14.2)	0.9	(6.8)	-122.1%
Net Increase	195.2	162.7	169.8	163.4	195.3	0.0%
Stockholders Equity Under US GAAP	369.9	352.8	358.1	331.1	511.4	-27.7%

According to US GAAP, **Seguros Inbursa's** net worth was 369.9 million dollars, compared to 174.7 million dollars according to the CNSF. This difference is explained mainly by the positive effects of 293.1, 74.6 and 1.5 million dollars in adjustments to reserves, assets and other adjustments, respectively, in addition to a deduction of 174.0 million dollars due to adjustments in deferred taxes.

From 2002 to 2003, the net worth fell 27.7%. This decrease can be explained by the spin-off of the pension business carried out in the first quarter of 2003.

[1] *Figures not audited submitted under generally accepted accounting principles in the United States of America.*

Seguros Inbursa registered net earnings of 161.9 million pesos at the close of 2003, which represents a 47.1% increase over 2002 after adjustment for the spin-off of the pension business in the first quarter of 2003. It must be noted that these earnings were attained despite the creation of other technical reserves totaling 488.6 million pesos in the final quarter of 2003. Adjusting for this effect, net profit would have been 650.5 million pesos, that is to say 4.9 times the earnings registered in 2002.

Seguros Inbursa's total premiums registered a decrease of 56% from 2002 to 2003. h fiscal year 2002, the profit and loss statement still included the life-insurance and pension businesses. Upon adjustment of **Seguros Inbursa's** total premiums, eliminating the effects of the spin-offs, the premiums grew 26% in 2003 over 2002. In this context, the areas of business that registered annual growth were: life, damage/loss and automobile insurance, with growth rates of 121%, 14% and 6%, respectively.

Breakdown of Total Premiums by Area of Business[1]

(2003)


Acc. & Health 11%
Life 28%
P & C 33%
Automobile 28%

Total Premiums

(fixed millions of pesos through December 2003)


18,260.6
380
8,036.1
2002
2003
Annuities
Life
Insurance

Select Figures[1]

	2003	2002	Mkt. Avg. 2003
Investments / Assets	88.0%	83.2%	76.5%
Investments / Reserves	1.28	1.04	1.06
Reserves / Premiums	2.7	1.2	1.54
Efficiency	11.0%	3.9%	12.2%
Combined Ratio	94.4%	95.6%	99.2%

Seguros Inbursa's combined index, that is to say the cost of operation, purchase and casuality rate with respect to the premiums retained, was 94.4% in 2003, which compares favorably to the average market index of 99.2%.

[1] *Information not audited.*

Resultados de Pensiones Inbursa
US GAAP[1]
Net Profit

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	Jan-Dec '03 MM USD
Net Income under CNSF GAAP	44.9	5.8	32.0	17.8	100.5
Reserves Adjustments	2.2	0.9	3.4	(0.6)	6.0
Investments Adjustments	(13.6)	(8.6)	1.7	(11.1)	(31.5)
Deferred Taxes	6.2	(0.7)	(3.5)	(23.6)	(21.6)
Deferred Acquisition Costs	(0.0)	(0.2)	0.1	0.0	(0.1)
Monetary Positions Adjustments	18.4	11.3	(0.3)	14.7	44.1
Others	(10.9)	(7.3)	(8.3)	3.5	(23.0)
Net Increase	2.3	(4.5)	(6.9)	(17.0)	(26.1)
Net Income Under US GAAP	47.2	1.3	25.0	0.8	74.3

In 2003 and in accordance with US GAAP, **Pensiones Inbursa** made a profit of 64.5 million dollars compared to the 100.5 million dollars obtained according to the CNSF, a difference of 26.1 million dollars. These earnings is explained mainly by the positive effects of 6.0 and 44.1 million dollars due to adjustments to the reserves and monetary position, respectively, as well as to a total deduction of 76.2 million dollars cased by adjustment to investments, deferred taxes, deferred purchase cost and other adjustments throughout the year.

Net Worth

	4Q03 MM USD	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD
Stockholders equity under CNSF GAAP	579.2	536.2	293.6	168.7
Investments Adjustmens	24.3	84.3	7.6	140.2
Reserves Adjustments	152.3	145.3	151.4	144.7
Deferred Taxes	(116.2)	(106.0)	(97.2)	(89.6)
Others	28.7	(30.7)	33.7	(142.0)
Net Increase	89.1	92.9	95.5	53.3
Stockholders Equity Under US GAAP	668.3	629.1	389.1	222.1

According to US GAAP, **Pensiones Inbursa's** net worth was 668.3 million dollars, compared to 579.2 million dollars according to the CNSF. This difference is explained mainly by the positive effects of 24.3, 152.3 and 28.7 million dollars in adjustments to investments, reserves, and other adjustments, respectively, in addition to a deduction of 116.2 million dollars due to adjustments in deferred taxes.

[1] *Figures not audited submitted under generally accepted accounting principles in the United States of America.*

Pensiones Inbursa was incorporated by means of a spin off of **Seguros Inbursa**, which took effect in the first quarter of 2003. Throughout the year, **Pensiones Inbursa** was capitalized for a total of 5.752 billion pesos.

At the end of 2003, **Pensiones Inbursa** reported profits of 1.1289 billion pesos, as compared to 166.9 million pesos registered for **Seguros Inbursa** for the pension business in the same period the previous year. This is explained mainly by three factors: 1) lower reserves due to the decrease in the market; 2) income from subsidiaries (**Promotora Inbursa**) created from the spin-off of **Seguros Inbursa**; and 3) lower profit per monetary position.

Despite the decrease in premiums due to the decrease in the market, it must be mentioned that **Pensiones Inbursa** remains the market leader, with a 20.7% participation.

Relevant Statistics

MM Ps	4Q03	3Q03	2Q03	1Q03	Jan - Dec '03	Jan - Dec '02
Direct Premiums	186.1	135.7	182.9	155.1	659.7	1,868.3
Reserves Provisions	120.3	34.0	151.9	64.4	370.6	1,551.2
Acquisition cost	(24.1)	(18.1)	(27.5)	(21.2)	(90.8)	(198.3)
Technical Income	(122.1)	(92.5)	(165.2)	(94.0)	(473.8)	(524.9)
Net Financial Income	220.3	130.6	300.1	181.8	832.7	864.5
Repomo	(207.7)	(133.5)	8.9	(162.9)	(495.2)	(651.0)
Income from Subs.*	478.2	105.3	320.1	92.3	995.9	0.0
Net Income	507.1	88.9	336.2	196.6	1,128.9	166.9
Assets	18,628.0	17,990.4	15,064.2	13,632.8	18,628.0	12,469.4
Investments	18,428.2	17,779.1	14,857.6	13,420.6	18,428.2	12,452.9
Reserves	12,028.7	11,876.5	11,840.3	11,687.6	12,028.7	11,627.7
Stockholders' Equity	6,508.5	6,001.5	3,146.5	1,868.3	6,508.5	808.5

* *Promotora Inbursa*

At the close of 2003, **Pensiones Inbursa's** investments totaled 18.428 billion pesos, representing an increase of 48% compared to **Seguros Inbursa's** total registered investments for the pension business the previous year. This increase is explained mainly by the reallocation of the investment in Grupo Televicentro, S.A., which took place in the first quarter of 2003, when **Sinca Inbursa** sold 25% of its participation in said corporation to **Promotora Inbursa**.

Pensiones Inbursa's net worth totaled 6.508 billion pesos as of December 2003, as compared to 808 million pesos registered for **Seguros Inbursa** for the pension business as of December 2002.

[1] *By law, **Seguros Inbursa** keeps separate accounting registries for the pension business.*

Operadora Inbursa's Profit and Loss Statement

The funds administered by **Operadora Inbursa** reached 19.380 billion pesos, with **Operadora Inbursa** remaining one of the most important mutual-fund companies in the country.

Debt Instruments
(Fixed Rate)

Dinbur $3.4 Bill Pesos



Gov. Bonds (Nom. Rate) 41%
Gov. Bonds (Real Rate) 45%
Banking Bonds 14%

Inburex $6.9 Bill Pesos



Gov Bonds (Real Rate) 11%
Corporate Bonds 19%
MTN 22%
Gov. Bond (Nom. Rate) 48%

Securities, Bonds, Money Market
(Variable Rate)

Fondo Inbursa $ 3.5 Bill Pesos



Stocks 88%
Others 2%
Gov. Bonds 10%

Fonibur$ 5.6 Bill Pesos



Stocks 94%
Gov. Bonds 6%

The investment funds in debt instruments, Dinbur, which is comprised of three funds, and Inburex, which together total 10.3 trillion pesos, produced an annual yield of 5.7% for Dinbur 1 and 6.3%, respectively, on average, 106 and 175 base points more that than the average yield in the market.

Moreover, the variable-rate funds administered by **Operadora Inbursa** reached 9.1 trillion pesos, registering a yield of 39.0% and 44.6% in the case of Fondo Inbursa and Fonibur, respectively. This yield, which surpasses the average yield in the market by 9.9 and 15.4 percentage points, respectively, can be explained by more favorable market conditions.

Average Annual Earnings in Dollars from March 31, 1981 to December 31, 2003[1]



2.4%
8.2%
10.9%
12.4%
20.7%
Inflation
Cetes
Dow Jones
BMV
Fondo Inbursa

Annualized Earnings from January to December 2003[1]

FUND	Annualized Return	
	Inbursa	Mkt. Avg
DINBUR	5.7%	4.6%
INBUREX	6.3%	4.6%
INBURSA	39.0%	29.1%
FONIBUR	44.5%	29.1%

[1] *Information not audited*

Inversora Bursátil's Profit and Loss Statement

In 2003, **Inversora Bursátil's** net profit was 162 million pesos, which represents a 163.8% increase over 2002. This profit is explained mainly by a greater level of operations registered in 2003 as a result of the active participation of the brokerage firm in the country's most important corporate debt and capital restructuring operations as well as by the better market conditions in 2003 as compared to 2002.

Inversora Bursátil remained the leader in the commercial-papers market with the placement of 254 billion pesos in 2003.

Net worth continued to register solid growth throughout 2003, registering a 9.6% increases upon expanding from 767 million pesos in 2002 to 841 pesos in 2003.

Fianzas Guardiana Inbursa's Profit and Loss Statement

The premiums issued by **Fianzas Guardiana Inbursa** registered a 6.7% increase during 2003 compared to the previous year. It must be mentioned that this increase was achieved despite low economic growth in Mexico throughout the year.

Net profit increased from 40 million pesos in 2002 to 150 million pesos in 2003, a 275% increase, which is explained mainly by the decrease of reserves in accordance with the new guidelines issued by the CNSF for constituting reserves as well as by a lesser monetary position.

Due to adequate underwriting as well as the decrease in the aforementioned reserves, **Fianzas Guardiana Inbursa** registered a net profit increase of 133.8% from 2002 to 2003.

Fianzas Guardiana Inbursa's net worth continued to show a tendency of solid growth, with 50.6% growth over 2002, closing at 545 million pesos at the end of 2003 .

3.4.1- The Operation's Profit and Loss Statement

This subsection is developed in more detail in the Section 3.4 Administrative Comments and Analysis of Company's Earnings and Financial Situation.

3.4.2- Financial Situation, Liquidity and Capital Resources

This subsection is developed in more detail in the Section 3.4 Administrative Comments and Analysis of Company's Earnings and Financial Situation.

3.4.3- Internal Control

In **GFI** and its subsidiaries, compliance with internal-control and general standards from legal provisions in effect is overseen by the internal auditing department, which reviews, analyzes and suggests and/or recommends measures to remedy the deviations that exists in the daily operations of each of said corporations.

Likewise, the general ordinary shareholders' meeting set up an auditing committee comprised of members of **GFI's** board of directors, of which the chairman and majority of its members are independent. Said body meets quarterly and receives the reports form the internal auditing department regarding the control and supervising activates carried out by said department in **GFI** and in the rest of **GFI's** subsidiaries by means of evaluation of the internal control systems.

It should be pointed out that the compensation and evaluation, auditing and finance, and planning committees designated by the shareholders' meeting have met quarterly, in each case reviewing and supervising that which corresponds to them pursuant to their nature and submitting an annual report of their activities to this board. Said committees have complied with the duties conferred upon them to the satisfaction of this body pursuant to the recommendations contained in the Improved Corporate Practices Code incorporated into the general provisions applicable to share issuers and other participants in the securities market.

3.5- Critical Accounting Estimates

This section does not apply as **GFI** has not submitted critical accounting estimates for the creation of financial statements by virtue of the fact that the administration has not established any cases for deviations in creation thereof.

4.- Administration

4.1- External Auditors

The external accounting auditor is the firm of Mancera S.C., Ernst & Young and has serves as the auditor for the last three years.

It should be noted that the external auditor is chosen by **GFI's** board of directors with the prior approval of the auditing committee in compliance with the legal provisions in effect and with the improved corporate practices approved by **GFI**. In recent years, the auditing committee has recommended the renewed nomination of Mancera, S.C. as the external auditor as such is deemed prudent for **GFI** and its subsidiaries.

Likewise, it should be mentioned that in the last three fiscal years, the external auditors have issued their opinion without clarifications or negative reports and never have abstained from issuing an opinion regarding **GFI's** or its subsidiaries' financial statements. The subsidiary of **Seguros Inbursa** submitted a clarification of its 2003 fiscal year audit the due to a recognition of the differences over previous fiscal years in the catastrophic-risk reserve.

The external auditors sporadically rendered tax consulting services to **GFI** or its subsidiaries. Nevertheless, the amounts paid for said services are not relevant.

4.2- Operations with Related Parties and Conflicts of Interest

At the end of fiscal years 2001, 2002 and 2003, the amounts of relevant operations with related parties are as follows:

Banco Inbursa

MM Ps as of December 2003	2001	2002	2003	% chg 2003 vs 2001	% chg 2003 vs 2002
Balance					
Loan Portfolio	**12,257.1**	**13,527.1**	**9,248.0**	**-24.5%**	**-31.6%**
Permanent Equity Investments					
Invesment in Sinca Inbursa Serie "A"	651.7	659.8	1,023.9	57.1%	55.2%
Invesment in Sinca Inbursa Serie "B"	2,239.4	2,267.1	598.9	-73.3%	-73.6%
Promotora Inbursa	-	-	444.1	N.A.	N.A.
TOTAL PERMENENT EQUITY INVESMENT	**2,891.2**	**2,926.9**	**2,066.9**	**-28.5%**	**-29.4%**
Funding					
Seguros Inbursa	**271.4**	**271.2**	**280.9**	**3.5%**	**3.6%**
Operations (Administrative expenses)					
Seguros Inbursa	113.0	113.4	155.8	37.9%	37.3%
Out Sourcing Inburnet	150.7	107.1	103.0	-31.6%	-3.8%
TOTAL ADMINISTRATIVE EXPENSES	**263.6**	**220.6**	**258.8**	**-1.8%**	**17.3%**

Primary expenses correspond to personnel service, office rental and maintenance.

At the end of fiscal year 2003, the amounts of the loans granted to related parties represent a percentage less than that permitted for these types of operations by the LIC.

Seguros Inbursa

At the end of fiscal years 2001, 2002 and 2003, primary operations with related parties were implemented by investment in shares, operations with derivative instruments, commission payment, rent, service and premium collections, etc.

The following is a summary of the amounts and transactions carried out with related parties:

Amounts

MM Ps as of December 2003

Company	Concept	2001 Active (Pasive)	2002 Active (Pasive)	2003 Active (Pasive)
Sinca Inbursa	Investments in stocks	388.5	130.1	133.7
Salud Inbursa	Investments in stocks	14.3	13.8	86.4
Banco Inbursa	Investment in cedes:	526.3	535.2	280.9
	USD	307.4	271.0	280.9
	Udizados	218.9	264.2	0.0
	Unsecured loan	2.1	2.2	2.3
Promotora Inbursa	Investments in stocks	685.5	651.0	115.2
	Unsecured loan	0.0	58.1	0.0
Autofinanciamiento Inbursa	Investments in stocks	1.8	3.7	10.1
Patrimonial Inbursa	Investments in stocks	100.7	102.8	49.0
Telmex Technology	Investments in stocks	4.5	4.9	8.6
Fianzas Guardiana Inbursa	Refinance taken	0.4	0.7	0.0
Grupo Carso	Investments in stocks	149.6	118.7	176.1
US Commercial	Investments in stocks	0.0	19.9	20.7
Telecom	Investments in stocks	7.1	7.5	4.7
Centro Histórico de la Ciudad de México	Investments in stocks	0.0	41.6	42.9
AMTEL	Investments in stocks	0.0	6.3	97.2

Transactions

MM Ps as of December 2003

Company	Concept	2001 A (-P)	2002 A (-P)	2003 A (-P)
Banco Inbursa	Administrative services	-126.1	-113.7	-147.3
	Rents	-2.0	-2.1	-2.3
	Forex coverage	0.8	0.0	0.0
	Commissions	0.0	0.0	-0.6
Inversora Bursátil	Commissios	1.0	1.0	1.0
	Administrative services	0.0	-2.5	-112.8
Salud Inbursa	Administrative services	-0.0	-0.0	-1.8
	Rentas	0.0	-0.0	-0.1
	Comisiones cobradas	0.0	0.0	-0.9
Fianzas Guardiana Inbursa	Administrative services	-11.2	-11.7	-11.4
	Siniestrality	2.2	0.0	0.0
	Reclamaciones pagadas	-0.3	0.0	0.0
	Premiums	2.1	4.4	1.8
	Premiums taken	-1.7	-1.0	-0.4
	Commissions	0.5	0.4	0.1
	Premiums	-2.1	-2.0	-1.9
Afore Inbursa	Administrative services	-1.0	-1.4	-16.5
	Rents	-1.0	-1.0	-1.5
	Commissions	0.0	0.0	-39.1
Grupo Carso	Rents	-0.6	-0.6	0.0
Promotora Inbursa	Administrative services	-4.8	-1.8	-2.4
Autofinanciamiento Inbursa	Administrative services	0.0	-1.7	-6.7
Operadora Inbursa	Administrative services	0.0	0.0	-1.4
Out Sourcing Inburnet	Administrative services	0.0	0.0	-2.0
Pensiones Inbursa	Administrative services	0.0	0.0	-16.2
Servicios Administrativos Lava	Administrative services	0.0	0.0	-0.3
Arrendadora Financiera Inbursa	Administrative services	0.0	0.0	-0.3
	Total	**-144.2**	**-133.7**	**-363.0**

Fianzas Guardiana Inbursa

At the end of fiscal years 2001, 2002 and 2003, primary operations with related parties were implemented by premiums transferred in refinancing, payments for services, commissions and rent, etc.

The following is a summary of the amounts and transactions (profit and loss statement) carried out with related companies:

Amounts

MM Ps as of December 2003

Company	Concept	2001 Active (Pasive)	2002 Active (Pasive)	2003 Active (Pasive)
Seguros Inbursa	Refinance	-0.4	0.1	0.4
	Premiums	0.0	0.1	0.0
Banco Inbursa	Cecking accounts	-0.2	1.3	3.2
Promotora Inbursa	Investments in stocks	0.0	0.0	189.5

Transactions

MM Ps as of December 2003

Company	Concept	2001 A (-P)	2002 A (-P)	2003 A (-P)
Seguros Inbursa	Premiums ceded	1.7	1.0	0.0
	Rents	11.2	11.7	11.4
	Commissions	-0.5	-0.4	-0.1
	Premiums	-2.1	-6.0	-1.6
	Claims	0.3	0.4	0.3
	Insurance	2.2	2.0	1.9
Banco Inbursa	Interest	-0.1	-0.0	-0.0
	Claims	0.1	0.0	0.0
	Forex coverage	0.4	-0.1	0.0
	Rents	0.0	0.0	-0.3
Operadora Inbursa	Premiums	-0.0	-0.1	-0.0
Afore Inbursa	Rents	-0.4	-0.2	0.0
Inmobiliaria Inbursa	Premiums	0.0	-0.3	0.0
	Rents	0.0	0.0	0.1
	Capex	0.0	0.0	0.1
Autofinanciamiento Inbursa	Premiums	0.0	-0.0	-0.0
	Total	**12.8**	**8.0**	**11.8**

In addition, operations were implemented with **Inversora Bursátil**, **Grupo Financiero**, **Out Sourcing** and **Inburex**, but such are irrelevant.

Inversora Bursátil

At the end of fiscal years 2001, 2002 and 2003, the amounts of relevant operations with related parties are as follows:

MM Ps	2001	2002	2003
Debtor Balance	**0.037**	**0.047**	**0.430**
Banco Inbursa	0.037	0.047	0.430
Creditor Balance	**0.109**	**0.136**	**0.223**
Banco Inbursa	0.000	0.034	0.000
Seguros Inbursa	0.109	0.102	0.223

In fiscal years 2002 and 2003, Inversora Bursátil rendered share control and co-distribution services to the investment corporations administered by Operadora Inbursa, for which it received monthly earnings for $3.84 y $0.73 respectively.

Inversora Bursátil carried out, in fiscal years 2003 and 2002, real-estate leasing operations with **Inmobiliaria Inbursa, S. A. de C. V.**, for which it charged $2.02 and $ 3.67 respectively.

Inversora Bursátil contracted **Seguros Inbursa** insurance policies for material damage and for utility vehicles as well as for major medical and others. The premiums paid for the foregoing in 2002 and 2003 came to $7.38 and $0.09 respectively.

Inversora Bursátil contracted **Seguros Inbursa** consulting services, comprised of supervision and control of administrative, accounting, commercial, civil, financial, fiscal and other areas, for which it charged $2.49 and $110.90 in fiscal years 2002 and 2003 respectively.

Finally, each of **GFI's** subsidiaries renders financial services to corporations related to Telmex, América Telecom, América Móvil and Gcarso, among others.

4.3- Executives and Shareholders

GFI's board of directors is comprised of at least 15 primary board members, of whom at least 25% are independent. For each primary board member, a substitute shall be designated, in the understanding that those board members who substitute primary board members shall have the status of primary board member. Shareholders who represent at least 10% of **GFI's** paid capital have the right to designate a board member. Members of the board of directors are nominated in the general ordinary shareholders' meeting.
Board members are chosen to serve as such for one-year terms.

Concerning the make-up of **GFI's** board of directors and auditing committee, the structure thereof was approved in **GFI's** general ordinary shareholders' meeting held on April 14, 2004, being comprised as described in the following section under *Remuneration for Board Members and Executives*.

➢ **Executives Officers**

Chief Executive Officer:

Mr. Marco Antonio Slim Domit, who also serves as a member of GFI's and all subsidiaries' boards of directors.

Chief Financial Officer:

Mr. Francisco Díaz Bocanegra

Chief Comptroller:

Mr. Raúl Reynal Peña

➢ Duties of the Board of Directors

As a collegiate body, the board of directors is entrusted with representing **GFI** and directing the businesses set forth in its corporate purpose within the limits established in the corporate bylaws and legal provisions.

Likewise, the board of directors has, among others, the following duties: (i) to establish the corporation's strategic visions; (ii) to ensure hat the shareholders and the market have access to the corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the corporation have mechanisms that allow it to demonstrate it complies with the various legal provisions applicable to it; (v) to evaluate regularly the performance of the C.E.O. and of the corporation's executive officers.

➢ Duties of the Board

The board of directors is in charge of administration of the corporation's businesses, having the most ample authority to carry out acts of ownership, administrative acts, lawsuits and collections, as well as to delegate said authority to third parties.

To comply with its duties, corporate bylaws establish that the board of directors, as a collegiate body, enjoy the following authority:

- Power of attorney for lawsuits and collections, granted with all the general authority and special authority that may require a special clause pursuant to the law;

- Power of attorney for administrative acts and acts of ownership in accordance with the provisions set fort in Article 2554, paragraphs two and three, of the Federal District Civil Code and related articles in the Civil Codes of Mexican federal states

- Authority to subscribe to all manner of negotiable instrument whenever such be to comply with the corporate purpose and under the terms set forth in Article Nine of the General Law of Negotiable Instruments and Credit Operations;

- Authority to open and cancel bank accounts in the corporation's name, when such is deemed prudent, as well as to make deposits and to withdraw from accounts and to designate persons to withdraw from said accounts;

- Authority to name and remove the corporation's C.E.O., executives, attorneys-in-fact and external auditor, when such is deemed prudent, and to grant authority and power, as well as to determine, as the case may be, said individuals' guaranties, labor conditions and remuneration.

• Authority to grant general or special power, always reserving exercise thereof, to revoke powers granted, and to delegate even this authority, provided exercise hereof is conserved;
•Authority to establish the corporation's Internal Labor Regulation;

• Authority to convene general ordinary, extraordinary or special shareholders' meetings in all cases set forth in these bylaws or, when it is deemed prudent, to set a date on which said meetings are to be celebrated, as well as to execute the resolutions made therein;

• Authority to set up corporate offices anywhere in Mexico or abroad. In the case of the latter, such shall require previous authorization from the SHCP;

• Authority to determine the sense in which the votes should be issued, said votes corresponding to the shares owned by **GFI** in the general ordinary and extraordinary shareholders meetings of corporations in which it be the majority shareholder; and

• Authority to carry out all acts authorized by these bylaws or that are a consequence hereof.

The following is a list of **GFI's** board members and their positions in the corporation. Said members were designated and/or ratified in **GFI's** general ordinary shareholders' meeting held April 14, 2004.

The persons thus designated shall continue to serve in their positions, even after the fiscal year shall have ended, until the meeting holds new nominations and the newly designated board members assume their respective positions.

Propietary Members

Name	***Position***	***Kind of Board Member***
Carlos Slim Helú	Chairman Emeritus	Patrimonial
Marco Antonio Slim Domit	Chairman of the Board	Patrimonial
Eduardo Valdés Acra	Vice-Chairman	Related
Jose Kuri Harfush	External	Related
Agustín Franco Macías	External	Independent
Juan Antonio Pérez Simón	External	Independent
Claudio X. González	External	Independent
David Ibarra Muñoz	External	Independent

Alternate Members

Name	*Position*	*Kind of Board Member*
Héctor Slim Seade	External	Patrimonial
Arturo Elías Ayub	External	Patrimonial
Javier Foncerrada Izquierdo	External	Relacionado
Humberto Gutiérrez Olvera-Zubizarreta	External	Independent
Antonio Cosio Pando	External	Independent
Guillermo Gutiérrez Saldivar	External	Independent
Angeles Espinosa Yglesias	External	Independent
Fernando Chico Pardo	External	Independent

➢ Relationship by Blood or Marriage up to Three Degrees Among Board Members and Executive Officers

Relationship by blood	Relationship by marriage
1. First grade (direct line)	2. Second grade (transversal line)
Marco Antonio Slim Domit with Carlos Slim Helú	Arturo Elías Ayub with Marco Antonio Slim Domit

Primary Board Members

Carlos Slim Helú received his degree in Civil Engineering from the Faculty of Engineering at the National Autonomous University of Mexico. He is 64 years old and has served as chief executive officer or member of the board of directors in various companies, including: Teléfonos de México, S.A. (Chairman); América Móvil, S.A. de C.V. (Chairman); Carso Global Telecom, S.A. de C.V. (Honarayand Lifetime Chairman); Grupo Carso, S.A. de C.V. (Honaray and Lifetime Chairman); and GFI (Honaray and Lifetime Chairman). He is the father of Mr. Carlos Slim Domit, Chairman of the Board of Directors of Grupo Carso, S.A. de C.V., of Mr. Marco Antonio Slim Domit, Chairman of the Board of Directors of GFI and Mr. Patrick Slim Domit, Vice-chairman of the Board of Directors of Grupo Carso, S.A. de C.V.

Marco Antonio Slim Domit received his degree in business administration from Anáhuac University. Since August 25, 1997, he has served as chairman of the board of directors and chief executive officer of GFI. He is 36 years old serves as a member of the board of directors of the following companies: all GFI subsidiaries; Grupo Carso, S.A. de C.V.; América Móvil, S.A. de C.V.; Carso Global Telecom, S.A. de C.V.; Teléfonos de México, S.A.; and Sears Roebuck de México, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and borther of Messrs. Carlos Slim Domit and Patrick Slim Domit.

Eduardo Valdés Acra received his degree in business administration from Iberoamericana University. He is presently the vice-chairman of GFI and the chief executive officer of Inversora Bursátil. He is 40 years old and serves as a member of the board of directors of the following companies: GFI and all its subsidiaries; Hoteles Calinda, S.A. de C.V.; Grupo Carso, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V.; and Teléfonos de México, S.A.

José Kuri Harfush received his degree in business administration from Anáhuac University. He serves as the Chief Executive Officer of Janel S.A. de C.V. He is 55 years old and serves as a member of the board of directors of the following companies, among others: Teléfonos de México, S.A., América Móvil, S.A. de C.V.; Carso Global Telecom, S.A. de C.V.; Grupo Carso, S.A. de C.V.; GFI and various subsidiaries thereof, Promotora Inbursa, S.A. de C.V.; and Grupo Sanborns, S.A. de C.V.

Agustín Franco Macías received his degree in electrical mechanical engineering from the National Autonomous University of Mexico. He is 65 years old and serves as a member of the board of directors of the following companies, among others: Teléfonos de México, S.A.; Centro Histórico de la Ciudad de México, S.A. de C.V.; GFI; Promotora Inbursa, S.A. de C.V.; and Grupo Infra, S.A. de C.V.

Juan Antonio Pérez Simón received his degree in public accounting from the National Autonomous University of Mexico. He is 63 years old and, since 1995, has served as the vice-chairman of Teléfonos de México, S.A. as well as the chairman of the board of directors of Sanborns Hermanos, S.A de C.V. He is a primary board member of the following companies: Carso Global Telecom, S.A. de C.V.; Grupo Carso, S.A. de C.V.; GFI and some of its subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; Industrias Nacobre, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; and other affiliates of Teléfonos de México and Grupo Carso.

Claudio X. González Laporte received his degree in chemical engineering from the National Autonomous University of Mexico. For the past 25 years he has served as chairman of the board of directors of Kimberly Clark de México, S.A. de C.V. He is 70 years old and serves as a member of the board of directors of the following companies: Grupo Carso, S.A. de C.V.; Carso Global Telecom, S.A. de C.V.; Teléfonos de México, S.A.; GFI; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V.; and The Mexico Fund Inc.

David Ibarra Muñoz received his degree in economics and in public accounting from the National Autonomous University of Mexico. He serves as an independent consultant, is 73 years old and a member of the board of directors of GFI and Promotora Inbursa, S.A. de C.V.

Substitute Board Members

Héctor Slim Seade received his degree in business administration from Anáhuac University and serves as the director of operational support in Teléfonos de México, S.A. He is 40 years old and serves as a member of the board of directors of the following companies: GFI and various subsidiaries thereof; Ferrosur, S.A. de C.V.; and Asociación Mexicana Automovilística, S.A. de C.V. He is the nephew of Mr. Carlos Slim Helú.

Arturo Elías Ayub received his degree in business administration from Anáhuac University and serves as the director of strategic alliances, communications and international relations in Teléfonos de México, S.A. He is 38 years old and serves as a member of the board of directors of the following companies: Teléfonos de México, S.A.; Grupo Carso, S.A. de C.V.; América Móvil, S.A. de C.V.; GFI; Carso Global Telecom, S.A. de C.V.; and Sears Roebuck de México, S.A. de C.V. He is the son-in-law of Mr. Carlos Slim Domit and brother-in-law of Messrs. Carlos Slim Domit; Marco Antonio Slim Domit and Patrick Slim Domit.

Javier Foncerrada Izquierdo received his degree in business administration from La Salle University and serves as the chief executive officer of Banco Inbursa and of Arrendadora Financiera Inbursa, S.A. de C.V. He is 49 years old and serves as a member of the board of directors of GFI and its subsidiaries.

Humberto Gutiérrez Olvera Zubizarreta received his degree in public accounting from the School of Banking and Commerce. He is 63 years old and is presently the chief executive officer of Grupo Carso, S.A. de C.V. and the chief executive officer of Grupo Condumex S.A. de C.V. In addition, he is a member of the board of directors of: Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V.; Teléfonos de México, S.A.; GFI; Promotora Inbursa, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Ferrosur, S.A. de C.V.; Grupo Primex, S.A. de C.V.; and Química Flúor S.A. de C.V. He is the Chairman of the board of directors of Empresas Frisco S.A. de C.V. and Industrias Nacobre S.A. de C.V.

Antonio Cosio Pando received his degree in industrial and systems engineering from the Technological and Advanced Studies Institute of Monterrey (ITESM) and serves as the general manager of Compañía Industrial de Tepeji del Río, S.A. de C.V. He is 36 years old and serves as a member of the board of directors of the following companies: GFI and various subsidiaries thereof; Teléfonos de México, S.A.; Bodegas de Santo Tomás, S.A. de C.V.; Hoteles Las Brisas, S.A. de C.V.; Hoteles Las Hadas, S.A. de C.V.; La Suiza, S.A. de C.V.; and Sears Roebuck, S.A. de C.V., among others.

Guillermo Gutierrez Saldivar received his degree in mechanical and electrical engineering from Iberoamericana University. He is 62 years old, serves as the chief executive officer of Equipos Mecánicos, S.A. de C.V. and is a member of the board of directors of **GFI** and of various subsidiaries thereof.

Angeles Espinosa Yglesias received her degree in art, curating and conservation from the Sorbonne in Paris, France. She has been involved in philanthropic work with: Museo Amparo; Mary Street Jenkins Foundation; the Mexican Board of Philanthropy; and the State Board for Culture and the Arts, and the Foundation for Historical Downtown, both in the City of Puebla. She is a member of the board of directors of: Teléfonos de México, S.A.; GFI; and Amma, S.A. de C.V., among others.

Fernando Gerardo Chico Pardo received his degree in business administration from Iberoamericana University. He is 52 years old and, since 1997, is the founding partner and chairman of Promecap, S.A. de C.V. He serves as a primary board member on the following companies: Carso Global Telecom, S.A. de C.V.; Grupo Carso, S.A. de C.V.; GFI and some of its subsidiaries; Sears Roebuck de México, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Grupo Carso, S.A. de C.V.; and Grupo Sanborns, S.A. de C.V.

Likewise, the chief executive officers of GFI and its subsidiaries are as follows:

Chief Executive Officers

Grupo Financiero Inbursa	Marco Antonio Slim Domit *Joined GFI: 1992*
Afore Inbursa	Sandra Sosa Nasta *Joined GFI: 1996*
Banco Inbursa	Javier Foncerrada Izquierdo *Joined GFI: 1992*
Fianzas Guardiana Inbursa	Alfredo Ortega Arellano *Joined GFI: 1991*
Inversora Bursátil	Eduardo Valdés Acra *Joined GFI: 1986*
Operadora Inbursa	Guillermo Robles Gil Orvañanos *Joined GFI: 1992*
Pensiones Inbursa	Heriberto Lechuga Anaya *Joined GFI: 1975*
Seguros Inbursa	José A. Morales Morales *Joined GFI: 1992*

➢Share Participation of Board Members and Shareholders

Concerning individual share participation of **GFI's** board members and executives who hold more than 1% of the shares representing the capital stock, who are beneficiaries of 5% or more of the shares with a right to vote, and who are the 10 largest shareholders in **GFI**, although their individual holding may not reach the aforementioned percentage, it must be stated that the **GFI** does not have complete and exact information concerning the board members' or executives' individual shareholdings by virtue of the fact that their shares are not registered in **GFI's** share registry under the terms of the law.

Nevertheless, and as can be seen from the information that **GFI** has as of April 29, 2005, five board members have, either directly or indirectly, share participation greater than 1%, and five shareholders have individual share participation greater than 5% of **GFI's** circulating capital stock. Likewise, Mr. Carlos Slim Helú and his close relatives constitute, either directly or indirectly, the Company's main shareholders upon holding approximately 69.5% of the circulating shares representing **GFI's** capital stock as of April 30, 2004.

➢Remuneration for Board Members and Executives

Concerning the total amount of the remuneration and benefits of any manner that members of the board of directors received from **GFI**, it should be clarified that it is the general ordinary shareholders' meeting that determines and approves remuneration of the board members for their performance, which is paid for each board meeting to which they attend. In 2003, the payments approved by the shareholders' meeting for each of the board members totaled $12,600 pesos in the case of **GFI** and $4,200 pesos in the case of the subsidiaries, minus tax withholdings required by legislation in effect, for each meeting to which the members attend.

For better performance of their duties, the board of directors supports the compensation and evaluation, auditing and finance, and planning committees, created March 27, 2000 and reviewed annually during the annual general ordinary shareholders' meeting.

4.4- Corporate Bylaws and Other Contracts

➢ Summary of the Changes Made to the Corporate Bylaws

The following is a brief description of some of the corporate bylaws and applicable legislation. This summary does not seek to include all the bylaws or applicable legal provisions and is subject thereto by reference. **GFI's** corporate bylaws are duly inscribed in the Public Commercial Registry of the Federal District and can be consulted therein.

General **GFI** was incorporated May 20, 1985 as a variable-capital business corporation under the corporate name of Promotora Carso, S.A. de C.V. pursuant to the provision set forth in the General Corporation and Partnership Law. On September 29, 1992, the corporation become a holding company of a financial group and, as a consequence, changing its name to "GRUPO FINANCIERO INBURSA", S.A. de C.V., changing its corporate purpose, totally reforming its corporate bylaws and increasing its minimum capital stock.

GFI's authorized capital stock is represented by 3,134,828,964 series-O shares with a par value of $1.000227731563 representative of the minimum capital social. The issuance of new shares representative of the minimum capital stock requires a change of **GFI's** corporate bylaws by means of an extraordinary shareholders' meeting. As a variable-capital corporation, **GFI** is required to have a minimum capital stock and may have variable capital. At present, **GFI** has no shares representing the variable part of the capital stock. Shares may be registered to Mexican or foreign investors except when said foreigners be authorities or when national financial entities do not act as institutional investors.

Neither **GFI** nor any of its subsidiaries may hold shares in **GFI**. Nevertheless, there is the possibility that **GFI** purchase its own shares under the terms of applicable legal provisions.

Registration of Shares The series-O shares are represented by share certificates that contain attached dividend coupons. **GFI** maintains a registry whereby, in accordance with the LGSM, only those shareholders inscribed therein shall be considered shareholders in **GFI**. Shares issued by **GFI** shall always be deposited with the Indeval, which at no time shall be obligated to hand such to their holders. Evidence of ownership of the shares deposited with the Indeval shall be kept in Indeval's registries and lists.

Registration of shareholders shall be closed three business days prior to the celebration of the shareholders' meeting in question pursuant to the call to meeting published for said purposes.

Right to Vote and Shareholders' Meetings Each series-O share confers, upon its holder, the right to vote in any **GFI** shareholders' meeting. Shareholders have the right to designate all the members of the board of directors. The board of directors presently is composed of eight primary members and eight substitute members, and **GFI's** corporate bylaws establish that the board of directors shall be comprised of a minimum of five and maximum of 15 primary members. Each shareholder or group of shareholders that represents 10% of the series-O shares shall have the right to designate a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary meetings shall be those that are convened to deliberate the matters specified in Article 182 of the General Corporation and Partnership Law and with the corporate bylaws, which include, mainly, increases and decreases in the minimum capital stock and other changes to the corporate bylaws, liquidation, merger, change in type of corporation, change in nationality and change in corporate purpose. The general meetings convened to consider all other matters, including elections of board members and the statutory auditor, are ordinary meetings. **GFI's** general ordinary shareholders' meeting must be celebrated at least once a year in the four months following the end of the previous fiscal year so as to deliberate certain matters specified in Article 181 of the General Corporation and Partnership Law, including, mainly, election of board embers and the statutory auditor, approval of the board of directors' report concerning the company's performance and the profit and loss statements thereof for the previous fiscal year as well as the distribution of the earnings from said fiscal year.

Pursuant to the corporate bylaws, in the general ordinary meetings, whether such be held by virtue of the first or last call to meeting, resolutions shall be approved by simple majority of votes of the shares representing the ordinary capital stock. As for general extraordinary meetings, whether such be held by virtue of the first or last call to meeting, resolutions shall be valid only if approved by vote of the shares that represent, at least, half the corporation's ordinary capital stock. For a special meeting to adopt a resolution, whether in the first or last call to meeting, at least 50% of the stock in circulation must vote in favor.

Pursuant to the LGSM, shareholders of 20% of **GFI's** circulating capital may oppose general meeting resolutions by means of filing suit before a competent court within 15 days following the adjournment of the meeting in which said resolution shall have been approved upon showing that said protested resolution violates the law or **GFI's** corporate bylaws. The right to oppose pursuant to these provisions may be exercised only by those shareholders: (i) who have the right to vote on the resolution being challenged; and (ii) whose shares shall not have been represented when the resolution shall have been approved or, in the case of having been represented, who shall have voted against said resolution.

The shareholders' meetings may be convened by the board of directors by means of the chairman or secretary, by the statutory auditor or any competent judge. Shareholders of 10% of the shares in circulation may request that the board of directors or the statutory auditor convene a shareholders' meeting. Moreover, the board of directors or the statutory auditor must convene a shareholders' meeting at the written request of any series-O shareholder if a general ordinary shareholders meeting shall not have been celebrated for two consecutive years or if the shareholders' meetings celebrated during said period shall not have considered the matters set forth in Article 181 of the LGSM, referred to earlier in these presents. Should a meeting not be convened within 15 days of said request, a competent judge may request that said meeting be convened. The call to meeting must be published in the official newspaper corresponding to **GFI's** domicile or in a newspaper of general circulation in the Federal District at least 15 days prior to the date set for said meeting. The shareholders' meetings may be held without said publication whenever 100% of the shares in circulation with a right to vote concerning the matters to be deliberated at said meeting are represented. To attend the shareholders' meeting, the shareholders must request and obtain an admissions card, which they may request by providing, in at least the time set forth in the call to shareholders' meeting, adequate proof of their ownership of **GFI** shares. They shall obtain such upon depositing said shares with **GFI's** corporate secretary or with an institution authorized to accept said deposit. If a shareholder has the right to attend a meeting, s/he may be represented by means of a power granted using the forms drawn up by **GFI**.

Dividends In the annual ordinary shareholders' meeting, the board of directors submits the financial statements for the previous fiscal year, together with a report concerning such, to the shareholders for their consideration. Once they have approved the financial statements, the shareholders shall determine the distribution of the **GFI's** net profit with respect to the previous fiscal year. The LGSM states that 5% of said net profits be reserved for the legal reserve and such not be available for distribution until the the legal reserve equals 20% of **GFI's** nominal capital (before expressing such in fixed pesos). Amounts in excess of those earmarked for the legal reserves may be distributed to the other reserve funds that the shareholders determine, which include a reserve for **GFI's** purchase of its own shares. The remainder of the net profit, if there be such, is available for distribution in the form of dividends.

Series-O shareholders have the same rights per share, to receive dividends and other distributions, including any distributions at the moment of **GFI's** liquidation. Partially paid shares participate in any distribution to the extent that said shares have been paid upon the moment of distribution or, should they not have been paid, only with respect to the portion paid.

Changes in the Capital Stock Generally, an increase in capital stock may occur by means of a payment in cash or kind by the shareholders, the admission of new shareholders or, by means of capitalization of share premiums, the shareholders' previous contributions of retained earnings, of appraisal or reappraisal reserves or of other parts of the net worth in the terms set forth in Article 116 and other applicable articles of the LGSM. In this case, all shares shall have the right to the proportional part of the capitalized amounts that corresponds to them.

In general, an increase in capital stock may not take place until all the shares of capital stock issued and registered shall have been paid in full.

Moreover, a decrease in capital stock may take place to absorb losses, to pay off shares or to free the shares from unmade payments pursuant to Article 9 of the LGSM.

The Company's minimum capital stock may be increased or decreased by means of a resolution at a general extraordinary meeting and by means of a reform of the corporate bylaws, while the variable part of the Company's capital stock may be increased or decreased by means of a resolution at a general ordinary or extraordinary shareholders' meeting.

No resolution by the shareholders is required to decrease the capital stock that results form **GFI's** exercising its right to withdraw shares representing the variable part of the capital or the purchase stock, or to increase the capital stock as a result of the sale of shares previously purchase by **GFI**.

Rights of Preference Except under certain circumstance, in the case of an increase in capital via the issuance of new shares for payment in cash or in kind, a shareholder of existent series-O shares at the moment of the capital increase has the right of preference to subscribe to the number of new shares in proportion to the number of shares to which it is holder at the moment of declaring the increase in question. Said right of preference shall be exercised by means of written notification to the secretary of the board of directors within 15 days following the date of publication of the corresponding notice in the official newspaper of the corporate domicile or in on of the newspapers with largest circulation in said domicile.

Should some of the shares remain unsubscribed after expiration of the terms during which the shareholders should exercise the aforementioned right of preference, the board of directors may offer said shares to third parties for their subscription and payment whenever such be offered under the terms and conditions that be no more favorable that those conditions for subscription and payment offered to **GFI** shareholders. Pursuant to the LGSM, shareholders may not renounce their rights of preference ahead of time except under certain circumstances and they may not be represented by means of a negotiable instrument regardless of the corresponding share certificate.

Foreign Investment Law The participation of foreign investment in **GFI's** capital stock is regulated by the Foreign Investment Law and by the Regulation of the Foreign Investment Law. The Secretary of the Economy and the National Commission of Foreign Investment are the agencies responsible for applying the Foreign Investment Law.

GFI's corporate bylaws allow for direct participation of foreign investors, as partners or shareholders, without a foreigners exclusion clause.

Minimum and Variable Capital Presently there are no **GFI** shares that represent the variable part of the capital stock or that currently are in circulation. If there were shares corresponding to the variable part, they could be fully withdrawn by their holders. A holder of shares that correspond to the variable part of the capital stock who wishes to withdraw his shares in whole or in part must notify GFI of said withdrawal by means of a written notice signed for said purposes.

Pay out of the variable part of **GFI's** capital stock shall be carried out at the lesser of: (i) 95% of the average price per share per volume of operations listed on the BMV during the 30 business days prior to the date on which the withdrawal is to become effective; or (ii) the book value per share calculated by taking, as a basis, **GFI's** financial statements (as approved in a general ordinary shareholders' meeting) corresponding to the end of the fiscal year prior to the one in which the withdrawal is to be carried out. Any amount that **GFI** is to pay shall expire that day following the general ordinary shareholders' meeting to which the foregoing point (ii) refers

Term **GFI's** term, pursuant to the corporate bylaws, is indefinite.

Purchase of Own Shares GFI may purchase its own shares from the BMV at any moment at the prevailing market price at the time of purchase. The authority to carry out said purchases must be approved by the board of directors, which shall designate the executives responsible for carrying out said operations and for establishing the maximum amount that may be applied for said purpose, established in the general ordinary shareholders' meeting, in the understanding that the resources earmarked for implementation of said operations in no way may exceed the total amount of **GFI's** net profits, including retained earnings. In the case of purchase of its own shares, the amount of the operation shall be charged against the net worth while said shares pertain to the very issuer or, in the case of resolving to convert such into treasury shares, no resolution of a shareholders' meeting shall be required.

Repurchase in Case of Registration Cancellation Should registration of **GFI's** shares be cancelled in the Securities Section of the RNV, whether at **GFI's** request or by means of a resolution adopted by the CNBV, **GFI's** bylaws and the CNBV's memos require that **GFI's** majority shareholders make a public offering to purchase the shares prior to said registry cancellation. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the higher of: (i) the average list price per volume of operations corresponding to the shares during the 30 days prior to the offer date, or (ii) the book value per share as reflected in the latest quarterly report submitted to the CNBV and the BMV prior to the offering date, and **GFI** must prove that the offering amount for the shares offered to the greater investing public be less than 300,000 investment units.

Shareholder Conflicts of Interest Pursuant to the LRAF, any shareholder who has a conflict of interest with respect to any operation must abstain from voting with respect to the matter in the corresponding shareholders' meeting. A shareholder who votes on a matter with which he has a conflict of interest with the Company may be liable for damages if the transaction should not have been approved without said shareholder's vote.

Board Member Conflicts of Interest Pursuant to the LRAF, any board member who has a conflict of interest with **GFI** must inform the other members of the board thereof and must abstain from voting. Any board member who violates said provision may be liable for damages to the Company. In addition, members of the board of directors and statutory auditors may not represent other shareholders in any shareholders' meeting.

Right to Withdraw Whenever shareholders approve a change in corporate purpose, a change in nationality, or a transformation of the type of corporation, any shareholder with the right to vote with respect to said change and that shall have voted against such has the right to withdraw from **GFI** and to receive the calculated quantity attributable to his shares and specified in accordance with the law in the understanding that said shareholder shall exercise his right to withdraw within 15 days following the shareholders' meeting in which said change or transformation shall have been approved. In accordance with the law, the amount that a withdrawing shareholder has a right to receive is equal to his proportional interest in **GFI's** capital stock pursuant to **GFI's** most recent general balance approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to the LGSM, an civil-liability suit of may be filed against members of the board of directors by means of a resolution of an ordinary shareholders' meeting. Should an ordinary shareholders' meeting decide to file said action, the persons against whom said action is filed immediately shall cease to be members of the board of directors. Moreover, those shareholders who represent at least 15% of **GFI's** circulating shares may file suit directly against the members of the board of directors in the understanding that (i) said shareholders shall not have voted against filing said action in the corresponding shareholders' meeting; and (ii) the suit in question covers damages presumed to have been caused to **GFI** and not merely to the individual parties. Said legal action may also be filed against the statutory auditors or, as the case may be, members of the auditing committee. Any damages recovered with respect to the lawsuit shall be for the benefit of **GFI** and not for the shareholders who shall have filed such.

Reform of the Securities Market Law and Other Provisions On June 1, 2001, the decree to reform the LMV was published in the DOF. **GFI's** corporate bylaws have already been updated to the provisions set forth in the aforementioned reforms to the LMV.

The reform includes various aspects like adjustments to certain exceptions to the general rules of the LGSM, such as: (a) Statutory auditor: Shareholders with or without a right to vote who represent at least ten percent (10%) of the capital may designate a statutory auditor. The nominations of the board members or statutory auditors designated by said shareholders may be revoked only when those of all others is revoked; (b) Make-up and Functioning of Board of Directors: The board of directors shall be comprised of a minimum of five (5) and a maximum of twenty (20) primary board members, of whom at least twenty-five percent (25%) shall be independent. For each primary board member, a substitute shall be designated, in the understanding that those board members who substitute primary board members shall have the status of primary board member. The chairman shall have the tie-breaking vote; (c) Auditing Committee: An auditing committee of board members must be formed, of which the chairman and majority thereof shall be independent and which shall be comprised of the statutory auditor/s, who shall participate as guests with the right to deliberate but not vote; (d) Shareholders' Meetings: There are many provisions concerning convening of the shareholders' meetings, information and documentation related to each of the points established in the agenda, the powers to represent a shareholder, civil liability suits filed against executives, postponement of resolutions, and opposition and suspension of resolutions.

Subsequently, on March 19, 2003, general provision applicable to share issuers and other participants in the securities market were published in the DOF. Said provisions discuss certain aspect that also are included in **GFI's** corporate bylaws.

Authority of the Board – Decisions of Personal Interest **GFI's** board of directors may establish compensation packages for executives even when said authority is not expressly stated in the corporate bylaws. Neither the board of directors nor other internal administrative departments are expressly authorized to make decisions regarding any matter concerning which any of its members may have a personal interest.

Corporate Right Conferred by Shares There are no types of shares representing **GFI's** capital stock that grant different corporate rights to their holders concerning the right to vote in general shareholders' meetings. In addition, as far as **GFI** knows, there is no non-bylaw contract whatsoever whose purpose is to delay, prevent, defer or make more burdensome a change in control thereof.

The corporate rights that each of the shares grants **GFI** shareholders presently is not limited by any trust or other mechanism.

Intermediary Administrative Bodies **GFI** has an auditing committee that, as an intermediary administrative body, supports the board of directors in making decision related to its duties.

Restrictions Moreover, there are no bylaw clauses or agreements between shareholders that limit or restrict **GFI's** administration or shareholders in anyway.

➢ **Corporate Rights**

The shares representative of the capital stock confer, within each series, equal rights and obligations on their holders. Each series-O share grants the right to vote in the shareholders' meetings. Series-L shares are of limited vote and grant the right to vote only on those matters related to a change in purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of subscription thereof in any securities market. Moreover, and pursuant to the agreements that come to be adopted in the shareholders' meeting that approves their issuance, series-L shares may confer the right to receive a preferred and accumulative dividend as well as a higher dividend than the shares that represent ordinary capital stock. Under no circumstances may series-L dividends be less than those of any other series.

In the case of an increase from capitalization as established in Article 116 of the General Corporation and Partnership Law, all ordinary shares shall have the right to the proportional part corresponding to them of the amounts that are capitalized. In increases from payment in cash or kind, shareholders of shares in existence at the moment an increase is declared shall have preference to subscribe to the new shares in proportion to the shares they own at the moment of the increase, within 15 days following the date the corresponding notice is published.

Quorum for Session and Validity of Resolutions.- The general ordinary meetings are considered legally in session by virtue of their first call to meeting if therein at least half the shares corresponding to the ordinary capital stock is represented. In the case of a second call to meeting, such shall be legally in session regardless of the number of shares represented.

The general extraordinary meetings in which series-L shares have no right to vote in the matters to be deliberated shall be considered legally in session by virtue of the fist call to meeting if therein at least three quarters of the shares corresponding to the ordinary capital stock are represented and, in the case of a second call to meeting, such shall be legally in session if at least 50% of said capital is represented.

The general extraordinary meetings in which series-L shares have a right to vote shall be considered legally in session by virtue of the fist call to meeting if therein at least three quarters of **GFI's** capital stock is represented, and, in the case of a second call to meeting, such shall be legally in session it at least 50% of said capital corresponding to said series is represented.

In general ordinary meetings, whether such be held by virtue of a first or final call to meeting, resolutions shall be made by simple majority of the votes. In general extraordinary meetings in which series-L shares do not have the right to vote, whether such be a first or final call to meeting, the resolutions shall be valid if they are approved by the vote of the shares that represent, at least, half the ordinary capital stock.

For general extraordinary meetings In which series-L shares have the right to vote, whether such be a first or final call to meeting, the resolutions shall be valid if they are approved by the vote of the shares that represent, at least, half the capital stock.

For special meetings, whether such be a first or final call to meeting, resolutions shall be valid if they are approved by the vote of the shares that represent, at least, half **GFI's** capital stock corresponding to the series in question.

Members of the board of directors may not vote to approve their accounts, reports or audits or with respect to any matter that affects their responsibilities or personal interests.

The general ordinary shareholders' meeting has approved the incorporation of intermediary bodies to help the board of directors carry out its duties. The make-up of said committees is described in the foregoing section *Remuneration for Board Members and Executives*.

4.5- Other Practices of Corporate Governance

GFI's corporate governance is subject primarily to the LMV, general provision applicable to share issuers and other securities brokers, the LRAF and the LGSM.

5.- Stock Market

5.1- Share Structure

GFI has 3,134,828,964 ordinary series-O shares authorized, said shares having no disclosure of par value and having a full right to vote. As of December 31, 2003, 3,000,152,564 shares thereof were in circulation.

Likewise, as of December 31, 2003, **GFI's** shareholdings in its subsidiaries was as follows:

Grupo Financiero Inbursa's Shareholdings in its Subsidiaries
(as of December 31, 2003)

MM Ps *As of December 2003*	Total shares	GFI stocks	Authorized capital	Capital suscribed and paid	Nominal value
Banco	618.90	618.90	9,000.00	6,189.04	10
Seguros	160.00	160.00	320.00	160.00	sin valor
Fianzas	65.00	65.00	65.00	65.00	1
Inversora	207.80	207.79	225.00	225.00	sin valor
Operadora	603.34	603.33	10.00	10.00	sin valor
Arrendadora	32.84	32.84	50.00	32.84	sin valor
Out Sourcing	0.05	0.05	0.05	0.05	sin valor
Asesoría	0.15	0.15	0.15	0.15	sin valor

5.2- Share Performance in the Stock Market

The following contains information showing performance of shares in the BMV for:

a) the last five fiscal years

	[redacted]				
Max *(Ps)*	13.33	15.73	13.50	12.44	12.51
[redacted]					
Min *(Ps)*	5.67	10.23	7.53	7.70	7.70
[redacted]					

Source: BMV

b) the last two fiscal years

	[redacted]							
Max *(Ps)*	12.44	12.44	9.60	9.40	9.21	10.55	12.00	12.51
[redacted]								
Min *(Ps)*	9.70	8.44	7.70	8.10	7.70	8.10	10.00	11.50
[redacted]								

Source: BMV

c) the last six months of 2003

	[redacted]					
Max *(Ps)*	10.93	11.45	12.00	12.51	12.40	12.40
[redacted]						
Min *(Ps)*	10.00	10.70	11.35	11.50	11.50	11.59
[redacted]						

Source: BMV

In addition, there is information concerning **GFI's** share performance:

a) anually

Volume Operated



204,798
224,259
214,101
255,385
144,347
1999
2000
2001
2002
2003

Source: BMV

Price per Share



16
14
12
10
8
6
4
1999
2000
2001
2002
2003
Máx (Ps)
Close (Ps)
Min (Ps)

b) quarterly



60,185
71,377
76,447
47,376
36,427
41,030
30,084
36,806
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03

Source: BMV



13
11
9
7
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03
Máx (Ps)
Close (Ps)
Min (Ps)

c) monthly



13,968
7,443
8,673
12,615
13,613
10,678
J '03
A '03
S '03
O '03
N '03
D '03

Source: BMV



12
11
10
J '03
A '03
S '03
O '03
N '03
D '03
Máx (Ps)
Close (Ps)
Min (Ps)

6.- Individuals Responsible

The following includes the required paragraphs pursuant to Article 33 of the provisions:

Chief Executive Officer, Chief Financial Officer, Chief Legal Counsel

Pursuant to Article 33, item b) of the general provisions applicable to share issuers and other participants in the securities market, published in the Federal Official Gazette on March 19, 2003:

"The undersigned declare under oath that, in the scope of our respective duties, we submitted the information concerning the issuer contained in this annual report, which, to our faithful knowledge and understanding, reasonably reflects the situation. Likewise, we declare to have no knowledge of relevant information that has been omitted or falsified in this annual report nor that this report has information that could lead investors to err."

Original signature
Date: Marco Antonio Slim Domit
Chief Executive Officer

Original signature
Francisco Díaz Bocanegra
Chief Financial Officer

Original signature
José Pablo A. Saenz Padilla
Chief Legal Counsel

External Auditor

Pursuant to Article 33, item b), number 1.2 of the general provisions applicable to share issuers and other participants in the securities market, published in the Federal Official Gazette on March 19, 2003 and exclusively for the purposes of the information concerning the financial statements audited pursuant to Article 33, Part I, item a), number 3, as well as any other financial information contained in this annual report that comes from the audited financial statements:

"The undersigned declares under oath that, Grupo Financiero Inbursa, S.A. de C.V.'s and its subsidiaries' financial statements through December 31, 2003 contained in this annual report, were audited pursuant to generally accepted accounting principles. Likewise, I declare that, within the scope of the work carried out to audit the aforementioned financial statements, there is no knowledge of relevant information that has been omitted or falsified in this annual report nor that this report has information that could lead investors to err."

Original signature
Date: José Luis García Ramírez
External Auditor

EXHIBITS

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002
with Report of Independent Auditors and
Report of Statutory Auditor

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002

Contents

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Grupo Financiero Inbursa, S.A. de C.V.
and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission for controlling entities of financial groups. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting criteria observed and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the Financial Group is required to prepare and present its financial statements on the basis of the accounting criteria established by the Mexican National Banking and Securities Commission. In the instances mentioned in the aforesaid note, such criteria are at variance with generally accepted accounting principles in Mexico issued by the Mexican Institute of Public Accountants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

José Luis García

Mexico City
March 26, 2004

GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2003)
(Notes 1 and 2)

	December 31 2003	December 31 2002
Assets		
Cash and cash equivalents (Note 6)	Ps. 6,617,467	Ps. 6,516,143
Investments in securities (Note 7)		
Instruments for trading	7,247,819	9,161,673
Available for sale	1,839	1,908
Held to maturity	5,243,451	94,420
	12,493,109	9,258,001
Securities and derivatives		
Debit balances under repurchase agreements (Note 8)	118,261	58,210
Performing loan portfolio (Note 10)		
Commercial loan portfolio	39,464,602	40,720,373
Loans to financial entities	852,238	3,141,010
Consumer loans	2,671,431	6,660
Home mortgage loans	97,827	160,360
Loans to government entities	239	146
Total performing loan portfolio	43,086,337	44,028,549
Past-due loan portfolio (Note 10)		
Commercial loan portfolio	173,783	755,388
Loans to financial entities	6,723	
Consumer loans	1,445	
Home mortgage loans	4,567	8,155
Total past-due loan portfolio	186,518	763,543
Total loan portfolio	43,272,855	44,792,092
Preventive provision for credit risks (Note 11)	(5,119,911)	(3,996,274)
Loan portfolio (Net)	38,152,944	40,795,818
Other accounts receivable (Net) (Note 12)	780,791	1,721,641
Foreclosed and repossessed property	19,657	20,424
Buildings, furniture and equipment (Net) (Note 13)	668,643	554,084
Long-term equity investments (Notes 3 and 14)	12,113,546	7,435,707
Other assets, deferred charges and intangibles (Net) (Note 15)	611,778	332,546

	December 31 2003	December 31 2002
Liabilities		
Deposits (Note 16)		
Demand deposits	Ps. 10,947,891	Ps. 5,984,428
Time deposits	20,806,158	22,233,230
Bank bonds (Note 17)		1,880,577
	31,754,049	30,098,235
Interbank and other borrowings (Note 18)		
Demand deposits	1,500,256	
Short term	1,545,657	661,334
Long term	1,688,379	2,428,634
	4,734,292	3,089,968
Securities and derivatives		
Credit balances under repurchase agreements (Note 8)	91,445	50,524
Derivatives (Note 9)	1,184,999	850,070
	1,276,444	900,594
Other accounts payable		
Income tax and employee profit sharing payable (Note 19)	105,550	644,079
Sundry creditors and other accounts payable (Note 20)	1,484,367	1,781,082
	1,589,917	2,425,161
Deferred taxes (Net) (Note 21)	359,949	164,408
Deferred credits	178,036	123,390
Total liabilities	39,892,687	36,801,756
Stockholders' equity (Note 22)		
Contributed capital		
Capital stock	12,350,605	12,383,588
Stock premium	842,793	842,793
	13,193,398	13,226,381
Earned capital		
Capital reserves	3,007,781	1,945,198
Retained earnings	28,328,296	27,370,949
Excess or deficit from restatement of stockholders' equity	(14,212,242)	(14,212,242)
Result from holding non-monetary assets derived from the valuation of long-term equity investments	(971,055)	(1,198,495)

	2003	2002
Total assets	Ps. 71,576,196	Ps. 66,692,574

	2003	2002
the valuation of long-term equity investments)	(971,055)	(1,198,495)
Net income	2,297,777	2,730,559
	18,450,557	16,635,969
Minority interest	39,554	28,468
Total stockholders' equity	31,683,509	29,890,818
Total liabilities and stockholders' equity	Ps. 71,576,196	Ps. 66,692,574

Memoranda Accounts (Note 27)

	2003	2002
Transactions on behalf of others		
Customers' current accounts		
Customers' banks	Ps. 227	Ps. 77
Settlement of customers' transactions	(178,433)	(54,041)
	(178,206)	(53,964)
Customers' securities		
Customers' securities received for safekeeping	451,849,769	329,482,303
Securities and notes received in guarantee	598,893	447,455
	452,448,662	329,929,758
Transactions on behalf of customers		
Customers' repurchase agreements	40,559,435	18,378,041
Total transactions on behalf of others	Ps. 492,829,891	Ps. 348,253,835

	2003	2002
Company's own transactions		
Company's own memoranda accounts		
Guarantees granted	Ps. 10,303	Ps. 46,489
Irrevocable lines of credit	1,961,788	2,215,852
Property held in trust or under mandate	132,767,751	127,078,165
Property held for safekeeping or under management	403,914,368	310,195,020
Other contingent liabilities	9,971,675	9,343,991
Grading of loan portfolio (Note 11)	45,364,032	47,284,889
Derivatives	135,983,528	78,513,067
Group securities delivered for safekeeping	848,583	772,908
	730,822,028	575,450,381
Repurchase transactions		
Securities to be received under repurchase agreements	84,129,373	40,230,039
Creditors under repurchase agreements	84,131,966	40,258,666
	(2,593)	(28,627)
Debtors under repurchase agreements	63,252,412	28,996,831
Securities to be delivered under repurchase agreements	63,223,003	28,960,518
	29,409	36,313
Total Company's own transactions	Ps. 730,848,844	Ps. 575,458,067

The accompanying notes are an integral part of the financial statements.

GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

January 1 through December 31, 2003 and 2002

(Thousands of Mexican pesos with purchasing power at December 31, 2003)
(Notes 1 and 2)

	2003	2002
Interest income	Ps. 10,201,914	Ps. 8,236,343
Interest expense	7,655,174	4,876,372
Monetary position result, net (financial margin)	(408,786)	(812,138)
Financial margin (Note 25)	2,137,954	2,547,833
Preventive provision for credit risks (Note 11)	1,126,157	965,511
Financial margin adjusted for credit risks	1,011,797	1,582,322
Commissions and fees collected	1,168,876	766,930
Commissions and fees paid	(2,525)	(57,821)
Intermediation income (Note 26)	391,764	49,026
	1,558,115	758,135
Total operating revenues	2,569,912	2,340,457
Administrative and promotional expenses	1,460,749	1,330,774
Operating income	1,109,163	1,009,683
Other income	235,014	361,744
Other expenses	509,894	594,958
	(274,880)	(233,214)
Income before income tax and employee profit sharing	834,283	776,469
Current year income tax and employee profit sharing (Note 19)	261,459	361,886
Deferred income tax and deferred employee profit sharing (Note 21)	230,172	(72,148)
	491,631	289,738
Income before equity interest in net income of subsidiaries and associates	342,652	486,731
Equity interest in net income of subsidiaries and associates (Note 14)	1,953,849	381,411
Income from continuing operations	2,296,501	868,142
Discontinued operations, extraordinary items and changes in accounting policies (Note 29)	12,509	1,868,650
Consolidated net income	2,309,010	2,736,792
Minority interest	(11,233)	(6,233)
Net income	Ps. 2,297,777	Ps. 2,730,559

The accompanying notes are an integral part of the financial statements.

GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

January 1 through December 31, 2003 and 2002
(Thousands of Mexican pesos with purchasing power at December 31, 2003)
(Notes 1, 2, 22 and 23)

	Contributed capital		Earned capital						
	Capital stock	Stock premium	Capital reserves	Retained earnings	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Balance at December 31, 2001	Ps. 12,429,588	Ps. 842,793	Ps. 2,292,919	Ps. 25,727,556	Ps. (14,212,242)	Ps. (1,359,486)	Ps. 1,643,393	Ps. 37,715	Ps. 27,402,236
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2001 to retained earnings				1,643,393			(1,643,393)		
Repurchase of Company's own shares	(46,000)		(347,721)						(393,721)
Recognition of comprehensive income (Note 23)									
Comprehensive income									
Net income							2,730,559		2,730,559
Result from holding non-monetary assets derived from valuation of long-term equity investments						160,991			160,991
Minority interest								(9,247)	(9,247)
Balance at December 31, 2002	12,383,588	842,793	1,945,198	27,370,949	(14,212,242)	(1,198,495)	2,730,559	28,468	29,890,818
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2002 to retained earnings				**2,730,559**			**(2,730,559)**		
Dividends declared as per board of directors' meeting held on April 28, 2003				**(461,328)**					**(461,328)**
Repurchase of Company's own shares	**(32,983)**		**(249,301)**						**(282,284)**
Increase in reserve for the repurchase of Company's own shares			**1,311,884**	**(1,311,884)**					

Increase in reserve for the repurchase of Company's own shares			1,311,884	(1,311,884)					
Recognition of comprehensive income (Note 23)									
Comprehensive income									
Net income							2,297,777		2,297,777
Result from holding non-monetary assets derived from valuation of long-term equity investments						227,440			227,440
Minority interest								11,086	11,086
Balance at December 31, 2003	**Ps. 12,350,605**	**Ps. 842,793**	**Ps. 3,007,781**	**Ps. 28,328,296**	**Ps. (14,212,242)**	**Ps. (971,055)**	**Ps. 2,297,777**	**Ps. 39,554**	**Ps. 31,683,509**

The accompanying notes are an integral part of the financial statements.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

January 1 through December 31, 2003 and 2002
(Thousands of Mexican pesos with purchasing power at December 31, 2003)
(Notes 1 and 2)

	2003	2002
Operating activities		
Net income	Ps. 2,297,777	Ps. 2,730,559
Items not (providing) requiring the use of resources		
Depreciation and amortization	115,209	121,423
Goodwill amortization (Note 15)	34,751	
Mark-to-market valuation	(1,517,258)	(46,955)
Equity interest in net income of subsidiaries (Note 14)	(1,953,849)	(381,411)
Preventive provisions for credit risks	1,126,157	965,511
Discontinued operations, extraordinary items and changes in accounting policies (Note 29)	(12,509)	(1,868,650)
Deferred taxes	230,172	(72,148)
	320,450	1,448,329
Increase or decrease in items pertaining to operating activities		
Deposits	1,655,814	7,875,196
Loan portfolio	1,516,717	(12,715,096)
Treasury transactions	(1,402,051)	6,228,297
Bank loans	1,644,324	(1,121,060)
Other accounts receivable; foreclosed and repossessed property; other assets, deferred charges; other accounts payable and deferred credits	(116,256)	1,066,057
Deferred taxes	(47,140	25,797
Resources provided by operating activities	3,571,858	2,807,520
Financing activities		
Repurchase of Company's own shares	(282,284)	(393,721)
Dividends paid	(461,328)	
Resources used in financing activities	(743,612)	(393,721)
Investing activities		
(Additions to) sale of fixed assets and long-term equity investments	(2,726,922)	5,817
Resources (used in) provided by investing activities	(2,726,922)	5,817
Net increase in cash and cash equivalents	101,324	2,419,616
Cash and cash equivalents at beginning of year	6,516,143	4,096,527
Cash and cash equivalents at end of year	Ps. 6,617,467	Ps. 6,516,143

The accompanying notes are an integral part of the financial statements.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Thousands of Mexican pesos with purchasing power at December 31, 2003)

1. Description of the Business and Relevant Events

a) Description of the business

Grupo Financiero Inbursa, S.A. de C.V. (the Group) conducts its transactions in conformity with the regulations established in the Law Regulating Financial Groups and the General Rules for the Incorporation and Functioning of Financial Groups, as well as the requirements of the Mexican National Banking and Securities Commission (the CNBV). The Group is engaged primarily in acquiring and managing the voting shares issued by companies in the Financial Group. Such shares must represent at least 51% of the paid-in capital of each company.

In conformity with the Law Regulating Financial Groups, the Group is liable alternatively and unconditionally for the liabilities and losses of its subsidiaries.

In conformity with the requirements of the CNBV applicable to Controlling Companies of Financial Groups, the accompanying financial statements include the consolidated financial information.

The Group has no personnel of its own; management and control of operations is effected by means of services provided by affiliated companies.

A description of the activities performed by the companies in which the Group is the majority shareholder, is as follows:

Companies regulated by the CNBV

* Arrendadora Financiera Inbursa, S.A. de C.V. is an auxiliary credit organization that conducts its transactions in conformity with the regulations established in the Auxiliary Credit Organizations and Activities Act. The Company is engaged primarily in leasing all types of personal and real property under financial and operating leases.

* Banco Inbursa, S.A. is a multiple-type banking institution engaged in providing banking and credit services in terms of the Mexican Credit Institutions Act.

* Inversora Bursátil, S.A. de C.V. acts as an intermediary in security trading and financial transactions in terms of the Securities Trading Act.

* Operadora Inbursa de Sociedades de Inversión, S.A. de C.V. conducts its transactions in conformity with the Mexican Investment Funds Act. The Company is engaged primarily in providing administrative and stock distribution and repurchasing services, as well as administering the portfolios of the investment funds it manages.

1. Description of the Business and Relevant Events (continued)

a) Description of the business (continued)

Companies regulated by the Mexican National Insurance and Bonding Commission (CNSF)

* Seguros Inbursa, S.A. conducts its transactions in conformity with the Mexican Stock and Mutual Insurance Institutions Act. The Company is engaged in selling fire, automobile, maritime transportation, civil and professional liability, crop, sundry, individual, group and collective life, accident and health insurance. The Company is also authorized to engage in reinsurance and rebonding business.

* Fianzas Guardiana Inbursa, S.A. conducts its transactions in conformity with the Mexican Bonding Institutions Act. The Company is duly authorized by the Mexican government to guarantee, for a fee, the fulfillment of contracted financial obligations of individuals or corporate entities to other individuals or corporate entities, public or private. The Company is also liable for the payment of claims arising under bonds extended.

* Pensiones Inbursa, S.A. conducts its transactions in conformity with the Mexican Stock and Mutual Insurance Institutions Act. The Company is engaged in life insurance activities that involve exclusively the handling of pension insurance derived from social security legislation. The Company is also authorized to engage in reinsurance, coinsurance and counterinsurance business.

Related service companies

* Out Sourcing Inburnet, S.A. de C.V. provides administrative services to companies in the Group.

* Asesoría Especializada Inburnet, S.A. de C.V. provides promotional services for the sale of financial products.

b) Relevant events

- **Regulations in force as of 2003**

i) On February 13, 2003, the CNBV issued general requirements applicable to issuers of securities and other stock market participants. Such requirements address, among others, the following areas:

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

1. Description of the Business and Relevant Events (continued)

b) Relevant events (continued)

- **Regulations in force as of 2003 (continued)**

  - Registration of securities.
  - Public offering of securities.
  - Acquisition of company's own shares.
  - Information that the issuer is required to disclose to the relevant regulatory bodies.

Accordingly, to legally meet the new requirements as an issuer of securities, through an extraordinary meeting held on April 29, 2003, the stockholders agreed to amend certain articles of the bylaws of Grupo Financiero Inbursa, S.A. de C.V. Such amendments were subsequently authorized by the Ministry of Finance and Public Credit through official communication No. UBA/DGABM/058/2004 dated January 5, 2004.

ii) Through Circular 4/2003 dated July 3, 2003, Banco de México (BANXICO) authorized stockbrokerage firms to engage in the buying and selling of foreign currencies against the Mexican peso.

iii) Through Circular DGIB-072/651, dated February 10, 2003 and effective March 10, 2003, the NBSC established the accounting treatment to be applied to both range and value date transactions carried out by stockbrokerage firms.

- **Seguros Inbursa, S.A. spin-off**

At a regular stockholders' meeting held on April 29, 2002, it was agreed to spin off a portion of the assets and liabilities of the subsidiary Seguros Inbursa, S.A. This spin-off occurred on March 15, 2003, at which time Seguros Inbursa, S.A. spun off a block portion of its assets, liabilities and stockholders' equity to the newly created company, Pensiones Inbursa, S.A., based on the proforma balance sheet of Seguros Inbursa, S.A. at March 14, 2003.

2. Accounting Policies and Practices

The financial statements of the Group are prepared on the basis of the accounting criteria established by the CNBV, which include specific rules with respect to the recording, valuation, presentation and disclosure of the Group's financial information. Also, in preparation of financial statements are considered the guidelines of generally accepted accounting principles in Mexico (Mexican GAAP), issued by the Mexican Institute of Public Accountants.

2. Accounting Policies and Practices (continued)

When reviewing the financial statements, the CNBV has, within its inspection and supervisory powers, the right to demand those modifications and corrections that it considers necessary prior to the publication of such statements.

In certain instances the accounting criteria used in the preparation of financial statements are at variance with Mexican GAAP as applicable to unregulated entities. The main differences are as follows:

i) The unrealized gain or loss on the valuation of securities available for sale is recognized in stockholders' equity, not in the results of operations.

ii) Premiums receivable and payable on repurchase agreements are recorded at their present value, not based on the accrual method.

iii) The non-consolidation of the financial statements of subsidiaries classified as investment funds, those subsidiaries regulated by the CNSF and subsidiaries that do not belong to the financial sector.

iv) The effect of the change in tax rates used to compute deferred taxes is presented in the statement of income as an extraordinary time and not as part of the caption Deferred taxes.

The most important accounting rules and criteria observed by the Group and its subsidiaries in the preparation of its consolidated financial statements are described below:

a) Consolidation of the financial statements

The Group is required to consolidate the financial information of those entities of which it holds more than 50% of the voting shares (Note 3), with the exception of its investments in companies regulated by the CNSF, which, in conformity with CNBV regulations, are recognized using the equity method.

The financial statements are prepared based on the grouping of accounts required by the CNBV for financial groups.

Important intercompany balances and transactions have been eliminated in the consolidation, except for those carried out between companies in the insurance and bonding sector, as well as those related to investment funds (Sinca Inbursa, S.A. de C.V.) As specified by the CNBV, transactions conducted between the CNSF-regulated subsidiaries and other companies in the Group, have not been eliminated (Note 4).

2. Accounting Policies and Practices (continued)

b) Use of estimates

The preparation of financial statements requires management to make certain estimates and assumptions to determine the value of certain assets and liabilities. Actual amounts could vary from these estimates.

c) Recognition of the effects of inflation on financial information

The amounts shown in the accompanying financial statements and in these notes are expressed in constant Mexican pesos with purchasing power at December 31, 2003, taking into consideration the value of the Investment Unit (UDI). The amounts shown in the financial statements at December 31, 2002 were restated using the factor 1.03913. The main inflation accounting concepts and procedures are as follows:

- **Capital stock, retained earnings and capital reserves.-** Capital stock, retained earnings and capital reserves have been restated based on inflation factors as they apply to the value of Investment Units (UDIs). Such balances were restated from the time capital contributions were made or earnings were obtained, through the latest balance sheet date.

- **Equity investments in subsidiaries.-** Equity investments in subsidiaries are valued based on the equity method. The difference between their restated values based on the value of the UDI is recognized in the caption Result from holding non-monetary assets in stockholders' equity. This caption also includes increases or decreases determined in other stockholders' equity accounts different from the current year gain or loss.

- **Non-monetary items.-** Non-monetary items different from stockholders' equity (buildings, furniture and equipment, deferred charges) are shown restated based on the value of the UDI, from the date of purchase to the latest balance sheet date.

- **Statement of income.-** The amounts shown in the statement of income are expressed in constant Mexican pesos, based on the factor obtained by dividing the value of the UDI at the end of the year by the value of the UDI in the month the transactions occurred.

2. Accounting Policies and Practices (continued)

c) Recognition of the effects of inflation on financial information (continued)

- **Monetary position result**.- Monetary assets and liabilities give rise to gains and losses due to the diminished purchasing power of the Mexican peso. The effect of inflation on the average monetary position of the Group and its subsidiaries is included each month in the statement of income. The principal monetary items that gave rise to the monetary result included in the financial margin, are cash and cash equivalents, investments in securities, securities and derivatives to be delivered and received, loan portfolio, other accounts receivable and payable, deposits and bank loans.

- **Excess or deficit from restatement of stockholders' equity.**- This represents the accumulated monetary position gain or loss determined at the time the effects of inflation were first recognized.

- **Accumulated result from holding non-monetary assets.**- The result from holding non-monetary assets represents the difference between the increase in the specific value of non-monetary assets over or under the increase in the value of such assets as measured solely by inflation. This caption also includes any increases or decreases determined in the valuation of long-term investments due to the increase or decrease in other stockholders' equity accounts that do not refer to the current year gain or loss on these investments.

d) Assets and liabilities in investment units ("UDIS")

BANXICO has authorized banks to denominate in UDIS deposits, loans, bank bonds, subordinated debentures, banker's acceptances, bank guaranteed commercial paper, and liabilities represented by interbank transactions, credits and investments in securities.

UDI denominated assets and liabilities are presented in the balance sheet at the UDI value disclosed by BANXICO at the balance sheet date. The value of the UDI at December 31, 2003 and 2002 was Ps. 3.352003 and Ps. 3.225778, respectively.

e) Foreign currency transactions

Transactions involving the buying and selling of foreign currency are recorded at the contracted price, recognizing in results of operations the gain or loss determined with respect to settlement amounts. In the case of the buying or selling of foreign currency, where it is agreed that settlement shall be a maximum of two bank-working days after the day of the agreement, such currency is recorded as a restricted liquid asset and a liquid asset disbursement, respectively.

2. Accounting Policies and Practices (continued)

e) Foreign currency transactions (continued)

Foreign currency denominated assets and liabilities are recorded at the prevailing exchange rate on the day of the related transaction and are translated using the exchange rate on the day of the valuation, as published by BANXICO on the immediately following bank-working day for settlement of liabilities in foreign currency. Exchange differences determined from such date to the time foreign currency denominated balances are settled or translated at the balance sheet date are charged or credited to result of operations.

f) Investments in securities

These are classified as For trading, Available for sale and Held to maturity, based on management's intentions with regard to each investment at the time of purchase.

The recognition and valuation of investments in securities is subject to the following guidelines:

- **Securities for trading**

Investments in securities acquired specifically for trading, are initially recorded at cost and then valued at fair value, using the restated prices provided by a price supplier. Realizable values may differ from the prices used for valuation. The difference between the value determined in the valuation and the purchase cost is recognized in results of operations and is subject to capitalization or distribution to stockholders once the instruments have been disposed of. Market values include accrued interest on the debt instruments. The transfer of this type of instrument to Available for sale and Held to maturity requires express authorization from the CNBV.

- **Securities available for sale**

These are initially recorded at cost and then valued at fair value, using the restated prices provided by a price supplier. Realizable values may differ from the prices used in the valuation. The difference between the value determined in the valuation and the purchase cost is recognized in stockholders' equity. The accrued interest on debt instruments is applied to results of operations using the accrual method.

2. Accounting Policies and Practices (continued)

f) Investments in securities (continued)

- **Securities held to maturity**

Debt instruments acquired by the Group or its subsidiaries with the intention of holding them until maturity are recorded and maintain at acquisition cost. Accrued returns are applied to results of operations. The transfer of instruments to this category requires the express authorization of the CNBV.

- **Dividends**

Cash dividends received are recorded by decreasing the value of the related equity investment.

Stock dividends received are recorded recognizing the increase in the number of shares held and, at the same time, reducing the average unit purchase cost of the shares. This is the same as not assigning any value to the stock dividend received.

g) Repurchase agreements

In security repurchase agreements, a portion is recorded as an asset and the other portion as a liability, in both memoranda and balance sheet accounts.

At the end of each month securities to be received and to be delivered under repurchase agreements are valued at their fair value based on prices provided by a price supplier. Accounts receivable and payable under security repurchase agreements are valued at the present value of the price at maturity (the contracted price plus the related premium), based on the rate of return on securities, whose maturity is equal to the remaining period of the repurchase agreement. The effect of valuation is recognized as an unrealized gain or loss in the account Fair value valuation result.

h) Derivatives

- **Futures for trading**

The position in futures for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in cash and cash equivalents, together with the guarantees provided (margin).

2. Accounting Policies and Practices (continued)

h) Derivatives (continued)

- **Futures for trading (continued)**

Fluctuations in futures transactions are recognized in results of operations. The fair value is obtained based on the related price quotations in the markets where futures are traded: the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer).

- **Forwards for trading**

The position in forwards for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the caption Securities and derivatives.

The valuation effect resulting from the difference between the contracted price and the fair value is recognized in results of operations as an unrealized gain or loss. The fair value of forwards is obtained based on interest rate parity models.

- **Forwards and futures for hedging**

In the case of forwards and futures for hedging, the principal position (buying or selling) is recorded at the initial spot price multiplied by the number of units of the underlying asset, which is valued at its fair value, recognizing this effect in results of operations as an unrealized gain or loss.

The counter or offsetting asset or liability account is recognized at the contracted price. In addition, the difference between the initial spot price and the counter-account is recognized as a deferred charge or credit, applying the accrued portion to results of operations at the end of each month.

- **Swaps**

Swaps for trading and for hedging are recorded at the initially contracted price. Swaps for trading are valued at their fair value, which represents the present value of anticipated future cash flows to be received and to be delivered, which are projected based on the applicable implicit future rates, discounting the prevailing market interest rates at the date of valuation. The determined result of this valuation is recognized in results of operations as an unrealized gain or loss.

2. Accounting Policies and Practices (continued)

h) Derivatives (continued)

- **Swaps (continued)**

In the case of swaps used as hedges, both the portion recognized as an asset (flows to be received) and the portion recorded as a liability (flows to be delivered) are valued using the same method as the one used to value the assets and liabilities that are being hedged. The effect of the valuation is recognized in the statement of income as an unrealized gain or loss.

i) Loan portfolio and interest earned

Loans granted are recorded as an asset from the date on which resources are used by the borrower. When payments of principal or accrued interest are not made at the time they are due, the aggregate amount of principal and interest is transferred to the past-due portfolio on the day immediately following the non-performance or when the Group has knowledge that the borrower has been declared bankrupt.

Interest on performing loans is credited to income as it accrues, irrespective of the payment date. The recognition of interest is suspended at the time the loan is transferred to the past-due portfolio. Ordinary uncollected interest included in the past-due portfolio is not considered in grading the credit risk since such interest is reserved in full.

j) Leases

- **Capital lease**

Financial leases are accounted for in the portfolio at their underlying amounts. Unaccrued interest is recorded as a deferred credit.

Guaranty deposits made by customers under capital leases are recognized in Other accounts payable, against which last rental payments are applied. Guaranty deposits are only recognized as revenue for the Group once the leases have expired and when the purchase option has been exercised.

- **Operating lease**

All transactions not classified as capital leases are controlled in memoranda accounts. All rental income under such leases is recognized in the portfolio and are recorded under the caption Accounts receivable using the accrual method. All assets subject to operating leases are recorded as fixed assets.

2. Accounting Policies and Practices (continued)

k) Preventive provision for credit risks

The Ministry of Finance and Public Credit (SHCP) establishes the rules for loan portfolio grading. The Bank sets up the preventive provision for credit risks based on the qualitative and quantitative factors included in the specific methodologies prescribed by the CNBV for each type of credit. See Note 11 for a summary of the grading of the loan portfolio.

Loans are written off when collection is deemed to be practically impossible. The collection of loans that have previously been written off is recognized through the preventive provision for credit risks.

l) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraised value of the property or the agreed amount. As required by the CNBV, this property is classified as a monetary assets.

m) Buildings, furniture and equipment

These captions are recorded initially at cost and then restated based on the value of the UDI. Maintenance and repairs are recognized using the accrual method.

Depreciation is computed on restated amounts using the straight-line method of the related assets, at the applicable tax rates.

n) Long-term equity investment

Equity investments in subsidiaries that as prescribed by the CNBV are not subject to consolidation and other long-term equity investments are recorded initially at acquisition cost and valued at their net carrying value using the equity method, which consists of recognizing the Group's equity, after purchase, in current year results of operations and other stockholders' equity accounts in the financial statements of the investees. The difference between the historical value of the investment restated based on the UDI and the value obtained by using the equity method is recognized in the stockholders' equity caption Result from holding non-monetary assets (Note 14).

2. Accounting Policies and Practices (continued)

n) Long-term equity investment (continued)

In those cases where the Group has no significant equity interest, shares are valued at cost and restated based on the value of the UDI. If there is evidence that the realizable value is less than cost, the value of the original investment is written off.

Cash dividends paid by the companies are recorded net of the value of the related equity investment.

o) Goodwill

Goodwill represents the excess purchase price of shares of subsidiaries over the book value of the shares acquired. Goodwill was amortized using the straight-line method in a period of up to 5 years (Note 15).

p) Deferred charges

Deferred charges are recorded at acquisition cost and are restated based on the value of the UDI and amortized at the annual rate of 5% (Note 15).

q) Deposits and borrowings

Liabilities in the form of deposits and borrowings (checking accounts, notes with interest payable at maturity (PRLVs), time deposits, and borrowings from domestic and foreign banks) are accounted for at the underlying amount of the liability. Accrued interest is charged to income using the accrual method at the agreed rate.

r) Interbank loans (Call money)

Interbank loans obtained are recorded at the time the loans are confirmed, for the previously agreed amounts. Accrued interest is charged to income, using the accrual method. In conformity with the established terms of interbank call money transactions, the repayment period may not exceed three days.

2. Accounting Policies and Practices (continued)

s) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the related asset or liability is expected to be realized. Deferred taxes are computed on tax losses to be carried forward. The current year effect is recognized in the statement of income and the cumulative effect is presented as an asset or liability (Note 21).

The effects derived from the change in tax rates must be presented in the statement of income as an extraordinary item.

t) Recognition of interest

Interest on performing loans is recognized and credited to income using the accrual method. Late interest on past-due loans is credited to income at the time the interest is actually collected. Interest on financial instruments is credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of the date on which it is due and payable.

u) Commission income and expense

Commissions collected and paid are credited and charged, respectively, to income of the year in which the commissions are determined, depending on the transactions that gave rise to those commissions.

v) Intermediation income

Intermediation income is mainly derived from mark-to-market valuations of securities, instruments to be received or to be delivered under repurchase agreements, derivatives and foreign currency, as well as the purchase-sale of securities and derivatives for trading, and foreign currency.

w) Income from commissions derived from the management of retirement savings system resources

As of September 2003, the Group charges a cash flow commission equal to 0.5% of the balance of each affiliate's accumulated contributions. Commissions are provided for on a daily basis and the accumulated balance is obtained at the end of each month. Cash flow commissions are recognized at the time worker contributions are received. During 2002 and through August 2003, the Group received a commission equal to 33% of the real return. This return was obtained by dividing the price of the Siefore shares by the price from the prior day.

2. Accounting Policies and Practices (continued)

x) Equity interest in net income of subsidiaries

This caption represents the equity method applied to long-term investments in shares of companies not subject to consolidation.

y) Labor obligations

- **Termination payments**

Under Mexican Labor Law, the Group is liable for termination benefits accruing to employees who are dismissed in certain circumstances. It is the practice to charge termination payments to costs and expenses of the year in which the decision to dismiss an employee is made.

- **Retirement pension fund and seniority premiums**

Under Mexican Labor Law, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or who die before such time, are entitled to a seniority premium.

The Group has provided for this liability at December 31, 2003 and 2002 based on actuarial computations.

z) Memoranda accounts

The Group records and controls in Memoranda accounts its own securities and those owned by customers. For purposes of presentation in the financial statements, such securities are valued at prices disclosed by a price supplier.

3. Consolidation of Subsidiaries

The Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide supplementary or ancillary services. CNBV requirements establish that long-term equity investments in insurance and bonding companies are to be valued using the equity method and, accordingly, they are not subject to consolidation. The Group is a major stockholder in the following companies:

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

3. Consolidation of Subsidiaries (continued)

	2003	2002
	% equity interest	
Arrendadora Financiera Inbursa, S.A. de C.V.	**99.9999**	99.9999
Asesoría Especializada Inburnet, S.A. de C.V.	**99.9993**	99.9993
Banco Inbursa, S.A.	**99.9996**	99.9996
Fianzas Guardiana Inbursa, S.A.	**99.9999**	99.9999
Inversora Bursátil, S.A. de C.V., Casa de Bolsa	**99.9956**	99.9956
Pensiones Inbursa, S.A.	**99.9999**	
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	**99.9985**	99.9985
Out Sourcing Inburnet, S.A. de C.V.	**99.9980**	99.9980
Seguros Inbursa, S.A.	**99.9999**	99.9999

Highlights of the financial information of consolidated subsidiaries at December 31, 2003 and 2002 are as follows:

	2003			
	Total assets	**Total liabilities**	**Stockholders' equity**	**Net income**
Arrendadora Financiera Inbursa	**Ps. 147,574**	**Ps. 100,932**	**Ps. 46,642**	**Ps. 5,955**
Asesoría Especializada Inburnet	**1,770**	**985**	**785**	**600**
Banco Inbursa	**60,471,288**	**39,665,398**	**20,805,890**	**522,100**
Inversora Bursátil	**1,029,415**	**188,500**	**840,915**	**161,970**
Operadora Inbursa	**408,635**	**17,968**	**390,667**	**147,762**
Out Sourcing Inburnet	**20,921**	**7,998**	**12,923**	**2,686**
	Ps.62,079,603	**Ps.39,981,781**	**Ps.22,097,822**	**Ps. 841,073**

	2002			
Arrendadora Financiera Inbursa	Ps. 112,896	Ps. 72,209	Ps. 40,687	Ps. 3,245
Asesoría Especializada Inburnet	976	788	188	50
Banco Inbursa	60,872,966	36,502,307	24,370,659	2,241,891
Inversora Bursátil	968,066	201,065	767,001	61,420
Operadora Inbursa	441,363	19,586	421,777	104,233
Out Sourcing Inburnet	22,647	12,409	10,238	2,626
	Ps. 62,418,914	Ps. 36,808,364	Ps. 25,610,550	Ps. 2,413,465

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

3. Consolidation of Subsidiaries (continued)

Highlights of the unconsolidated financial information of CNSF-regulated subsidiaries at December 31, 2003 and 2002 are as follows:

	2003			
	Seguros Inbursa	Fianzas Guardiana	Pensiones Inbursa	Total
Investments in securities	Ps. 12,256,061	Ps. 804,000	Ps. 18,428,175	Ps. 31,488,236
Debtors	2,380,730	35,718	7,287	2,423,735
Reinsurers and rebonders	739,107	14,832		753,939
Other assets	286,788	40,296	192,524	519,608
Total assets	Ps. 15,662,686	Ps. 894,846	Ps. 18,627,986	Ps. 35,185,518
Technical reserves	Ps. 11,498,071	Ps. 201,727	Ps. 12,028,721	Ps. 23,728,519
Reinsurers and rebonders	538,217	14,576	90,811	643,604
Other liabilities	1,663,092	133,323		1,796,415
Total liabilities	13,699,380	349,626	12,119,532	26,168,538
Contributed capital	909,109	134,831	4,866,846	5,910,786
Earned capital	1,054,197	410,389	1,641,608	3,106,194
Total stockholders' equity	1,963,306	545,220	6,508,454	9,016,980
Total liabilities and stockholders' equity	Ps. 15,662,686	Ps. 894,846	Ps. 18,627,986	Ps. 35,185,518

	2002		
	Seguros Inbursa	Fianzas Guardiana	Total
Investments in securities	Ps. 23,244,387	Ps. 620,016	Ps. 23,864,403
Debtors	2,627,324	38,906	2,666,230
Reinsurers and rebonders	951,315	15,184	966,499
Other assets	560,716	32,553	593,269
Total assets	Ps. 27,383,742	Ps. 706,659	Ps. 28,090,401
Technical reserves	Ps. 21,881,935	Ps. 267,759	Ps. 22,149,694
Reinsurers and rebonders	579,115	16,508	595,623
Other liabilities	1,491,726	60,424	1,552,150
Total liabilities	23,952,776	344,691	24,297,467
Contributed capital	2,143,848	109,136	2,252,984
Earned capital	1,287,118	252,832	1,539,950
Total stockholders' equity	3,430,966	361,968	3,792,934
Total liabilities and stockholders' equity	Ps. 27,383,742	Ps. 706,659	Ps. 28,090,401

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

4. Related Parties

At December 31, 2003 and 2002, the Group had the following balances and transactions with related parties:

a) Loan transactions

		2003		2002
Loan transactions (Article 73 and related articles of the Credit Institutions Act)	**Ps.**	**9,248,039**	Ps.	13,527,119

At December 31, 2003 and 2002, the balance of loans made to related parties represents a percentage within the limits established under the Credit Institutions Act.

b) Balances and transactions with companies regulated by the CNBV and that provide supplementary services to the Group

The following balances represent related party transactions, which are included in the Group's assets, liabilities and results of operations. Such balances have not been eliminated in the consolidated financial statements, since the CNBV accounting criteria prohibits the Group from consolidating the financial statements of the subsidiaries with which the Group conducts these transactions (Note 2 iii).

		2003		2002
Balances				
Commissions receivable on investment funds (Note 12)	**Ps.**	**14,382**	Ps.	13,152
Commissions receivable from Inbursa Siefore (Note 12)		**12,918**		28,786
	Ps.	**27,300**	Ps.	41,938
Deposits	**Ps.**	**540,466**	Ps.	303,273
Transactions				
Administrative expenses and rentals paid	**Ps.**	**285,081**	Ps.	120,616

c) Transactions with CNSF-regulated companies

The Group's subsidiaries in the insurance and bonding sector carried out several intercompany transactions in 2003, on which they obtained income or losses. As specified by the CNBV, the financial information of subsidiaries in the insurance and bonding sector is not subject to consolidation. Also, CNBV requirements establish that intercompany transactions must not be eliminated when using the equity method and, consequently, the related balances and transactions have been included in the Group's consolidated financial information. The equity investment in subsidiaries in the insurance and bonding sector has been valued using the equity method and are included in the statement of income under the caption Equity interest in net income of subsidiaries and associates.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

4. Related Parties (continued)

c) Transactions with CNSF-regulated companies (continued)

Balances	Equity interest	2003	2002
Equity investments (short- and long-term)			
Sinca Inbursa	**8.69%**	**Ps. 134,637**	Ps. 130,050
Promotora Inbursa	**93.00%**	**6,170,527**	651,011
Salud Inbursa	**99.99%**	**86,399**	13,756
Patrimonial Inbursa	**99.99%**	**48,969**	102,756
Autofinanciamiento Inbursa	**99.99%**	**10,105**	3,700
		Ps. 6,626,721	Ps. 1,019,931

d) Goodwill

- In 2003, Banco Inbursa made capital contributions to a related party (Promotora Inbursa) in excess of its proportional amount of stockholders' equity, giving rise to goodwill in the amount of Ps. 88,881 (Note 15b).
- In 2003, Banco Inbursa acquired from Promotora Inbursa shares of Sinca Inbursa, which gave rise to an increase from 73.7547% to 84.2052% in the Bank's equity interest in Sinca. This purchase generated goodwill for Banco Inbursa of Ps.134,754 (Note 15c).
- In March 2003, Sinca Inbursa sold all of its shares in Televicentro in the amount of Ps. 2,387,613, from which it obtained income of Ps. 388,848.

5. Foreign Currency Position

An analysis of the U.S. dollar position at December 31, 2003 and 2002 is as follows:

	U.S. dollars	
	2003	2002
Assets	**3,203,970**	2,733,835
Liabilities	**1,839,881**	1,656,147
Net long position	**1,364,089**	1,077,688
Exchange rate	**Ps. 11.2372**	Ps. 10.4393
	15,328,541	11,250,308
Restatement		441,979
Total in Mexican pesos	**Ps. 15,328,541**	Ps. 11,692,287

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

5. Foreign Currency Position (continued)

At December 31, 2003 and 2002, the exchange rate was Ps. 11.2372 and Ps. 10.4393, respectively, per U.S. dollar. This exchange rate was defined by BANXICO for the settlement of foreign currency denominated liabilities.

In conformity with regulatory requirements established by BANXICO, credit institution must maintain a balanced daily foreign exchange position, both on a combined basis and in each foreign currency. The acceptable combined short or long positions may not exceed 15% of the Bank's net stockholders' equity. This percentage is determined based on the operating position reported to BANXICO, which is different from the book amount due to the derivatives (futures and forwards position).

6. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2003 and 2002 is as follows:

		2003		2002
Cash	**Ps.**	**395,891**	Ps.	267,240
Deposits in BANXICO (a)		**4,197,397**		2,554,422
Deposits in domestic and foreign banks		**132,360**		610,452
Demand deposits (b)		**129,044**		2,811,015
Call money (c)		**585,999**		825,325
24/48 hour futures (d)		**709,327**		(579,315)
24/48 hour futures margin (e)		**461,723**		22,666
Other liquid assets (f)		**5,726**		4,338
	Ps.	**6,617,467**	Ps.	6,516,143

(a) At December 31, 2003 and 2002, the Group had made the following deposits in BANXICO:

		2003		2002
Current accounts				
U.S. dollar deposits	**Ps.**	**1,684**	Ps.	1,626
Special accounts (1)				
Monetary regulation deposits		**4,185,763**		2,545,589
Accrued interest		**9,950**		7,207
	Ps.	**4,197,397**	Ps.	2,554,422

(1) BANXICO requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in both Mexican pesos and U.S. dollars. Such deposit is for an indefinite term since the withdrawal date is to be determined by BANXICO. The deposit bears interest at the average 28-day "TIIE" rate on deposits for the same term.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

6. Cash and Cash Equivalents (continued)

(b) These deposits consist of investments of the liquidity coefficient and treasury surpluses, which are denominated in U.S. dollars. Their equivalent in Mexican pesos is as follows:

	2003		2002	
	Amount	**Interest rate**	Amount	Interest rate
Foreign credit institutions				
Bank of America	**Ps. 6,742**	**0.50**		
Barclay's Bank	**112,372**	**0.91**	Ps. 570,586	3.50
Deutsche Bank			2,223,798	1.35
First Union National Bank	**9,809**	**0.55**	16,389	8.00
Others	**121**		242	
	Ps. 129,044		Ps. 2,811,015	

(c) At December 31, 2003, in two-day call-money transactions, Ps. 585,901 was assigned to Bancomer at a 6.00% interest rate. Accrued interest at year-end was Ps. 98. At December 31, 2002, in two-day call-money transactions, Ps. 825,135 was assigned to Nafin at an 8.30% interest rate. Accrued interest at year-end was Ps. 190.

(d) 24/48-hour currency futures refer to transactions involving the buying and selling of foreign currencies, which are to be settled within a maximum period of two days and whose liquidity is restricted until the date of payment.

(e) The futures margin required for the Group to enter into futures contracts in recognized markets is restricted in terms of its liquidity until the underlying transactions have reached their maturity date (Note 9).

(f) Other liquid assets are as follows:

	2003	2002
Demand notes	**Ps. 2**	Ps. 2
Remittances in transit	**5,104**	4,215
Fine metal coins	**620**	121
	Ps. 5,726	Ps. 4,338

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

7. Investments in Securities

- **Instruments for trading**

	2003			
	Investment	**Accrued interest**	**Unrealized (loss) gain on valuation**	**Fair value**
Mexican Treasury Certificates (CETES)	Ps. 307,158	Ps. 734	Ps.(43)	Ps. 307,849
Bankers' acceptances	1,475,377	1,942	1,254	1,478,573
Monetary Regulation Bonds (BREMS)	735,260	252	1,085	736,597
Shares	615,104		712,520	1,327,624
Sovereign debt	1,073,860	20,010	48,738	1,142,608
Corporate debt (1)	1,466,721	91,851	695,996	2,254,568
Total	Ps. 5,673,480	Ps.114,789	Ps.1,459,550	Ps.7,247,819

(1) At December 31, 2003, the Group holds investments in debt instruments issued by WorldCom with average maturities of 15 years and at average rates of 7.43%. Such investments represent 18% of the Group's total instruments For trading.

A total of 29.17% of debt instruments classified as For trading have maturities of under one year.

- **Available for sale**

	2003			
	Investment	**Accrued interest**	**Unrealized gain (loss) on valuation**	**Fair value**
CETES	Ps. 1,835	Ps. 4	Ps. -	Ps. 1,839

- **Held to maturity**

	2003		
	Investment	**Accrued interest**	**Total**
Credit Link Notes (2)	Ps. 3,826,377	Ps. 27,334	Ps. 3,853,711
Industrial and commercial debentures	1,375,453	14,287	1,389,740
Total	Ps. 5,201,830	Ps. 41,621	Ps. 5,243,451

(2) 65% of Credit link notes have maturities of under seven years. The effect of valuation of such instruments is Ps. 5,923, which, as required by the NBSC, is presented as a liability in the Derivatives caption (Note 9a).

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

7. Investments in Securities (continued)

- **Instruments for trading**

	2002			
	Investment	Accrued interest	Unrealized gain (loss) on valuation	Fair value
Mexican Treasury Certificates (CETES)	Ps. 1,184,511	Ps. 3,125	Ps. 137	Ps. 1,187,773
Bank notes	654,257	24	(10)	654,271
Monetary Regulation Bonds (BREMS)	492,203	82	35	492,320
Ordinary Participation Certificates (CPO's)	309,758	10,791	16,855	337,404
Shares	741,082		235,642	976,724
Sovereign debt	2,633,002	81,740	(37,770)	2,676,972
Corporate debt	2,265,483	97,113	473,613	2,836,209
Total	Ps. 8,280,296	Ps. 192,875	Ps. 688,502	Ps. 9,161,673

A total of 25.20% of debt instruments classified as For trading have maturities of under one year.

- **Available for sale**

	2002			
	Investment	Accrued interest	Unrealized loss on valuation	Fair value
CETES	Ps. 1,907	Ps. 2	Ps. (1)	Ps. 1,908

- **Held to maturity**

	2002		
	Investment	Accrued interest	Total
Industrial and commercial debentures	Ps. 84,719	Ps. 9,701	Ps. 94,420

Instruments classified as Held to maturity have maturities of under three years.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

8. Repurchase Agreements (Repos)

a) Analysis

An analysis of repurchase agreements at December 31, 2003 and 2002 is as follows:

	2003		
	Number of instruments	Securities to be received	Creditors
Seller	973,860,709		
Agreed price		Ps. 84,049,850	Ps. 84,049,850
Accrued interest on securities		40,587	
Effect of valuation of securities		38,936	
Effect of valuation at present value			82,116
Total position		Ps. 84,129,373	84,131,966
Net debit balance			Ps. 2,593

	2003		
	Number of instruments	Securities to be delivered	Debtors
Buyer	763,995,836		
Agreed price		Ps. 63,173,025	Ps. 63,255,870
Accrued interest on securities		37,938	
Effect of valuation of securities		12,040	
Effect of valuation at present value			(3,458)
Total position		Ps. 63,223,003	63,252,412
Net credit balance			29,409
Net position			Ps. 26,816

At December 31, 2003, in conformity with CNBV requirements, the balance sheet shows the net effect of debit and credit balances derived from the individual offsetting of asset and liability positions for each transaction.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

8. Repurchase Agreements (Repos) (continued)

a) Analysis (continued)

	2002		
	Number of instruments	Securities to be received	Creditors
Seller	2,885,794,507		
Agreed price		Ps. 40,240,239	Ps. 40,240,239
Accrued interest on securities		13,584	
Effect of valuation of securities		(23,784)	
Effect of valuation at present value			18,427
Total position		Ps. 40,230,039	40,258,666
Net debit balance			Ps. 28,627

	2002		
	Number of instruments	Securities to be delivered	Debtors
Buyer	2,765,026,240		
Agreed price		Ps. 28,980,929	Ps. 28,980,929
Accrued interest on securities		11,208	
Effect of valuation of securities		(31,619)	
Effect of valuation at present value			15,902
Total position		Ps. 28,960,518	28,996,831
Net credit balance			36,313
Net position			Ps. 7,686

Through the year ended December 31, 2002, the debit and credit balances shown in the balance sheets of the subsidiary Banco Inbursa corresponded to the overall offsetting of the asset and liability positions.

b) Reconciliation of debit and credit balances under security repurchase agreements shown in the balance sheet derived from the offsetting of the asset and liability positions.

	2003	2002
Debtor	**Ps. 118,261**	Ps. 58,210
Creditor	**91,445**	50,524
	Ps. 26,816	Ps. 7,686

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

8. Repurchase Agreements (Repos) (continued)

c) Unrealized gain (loss) of repurchase agreements

At December 31, 2003 and 2002, the net result of the valuation of asset and liability positions under repurchase agreements is recognized in the statement of income in the caption Intermediation income (Note 26).

d) Premiums earned and paid

The total amount of premiums earned and paid under security repurchase agreements is recognized in results of operations in Interest income and Interest expense captions. At December 31, 2003, premiums earned and paid were Ps. 5,301,095 and Ps. 5,381,172, respectively (Ps. 2,965,763 and Ps. 2,916,407 at December 31, 2002) (Note 25).

e) Terms and instruments

The average term of security repurchase agreements at December 31, 2003 and 2002 was 6 and 4 days, respectively, and the main instruments involved in such agreements are as follows:

As seller	As buyer
• Mexican Treasury Certificates (CETES)	• Mexican Treasury Certificates (CETES)
• Monetary Regulation Bonds (BREMS)	• Monetary Regulation Bonds (BREMS)
• Notes with interest payable at maturity (PRLV)	• Notes with interest payable at maturity (PRLV)
• Bank Savings Protection Bonds (BPAS)	• Bank Savings Protection Bonds (BPAS)

9. Derivatives

At December 31, 2003 and 2002, the current position of this caption is as follows:

a) Futures, forwards and swaps

	2003	2002
i) Futures		
Currency buying (selling) position (trading)		
Foreign currency to be delivered	**Ps. (170,666)**	Ps. (119,583)
Less:		
Foreign currency to be received (translated to pesos)	**170,666**	119,583
	-	-
Net futures position	-	-

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

a) Futures, forwards and swaps (continued)

	2003	2002
ii) Forwards		
Currency buying position (trading)		
U.S. dollars to be received (translated to pesos)	**1,271,654**	1,963,076
Unrealized gain on valuation	**22,631**	24,766
Less:		
Pesos to be delivered (Note 9b)	**(1,271,654)**	(1,963,076)
	22,631	24,766
Currency selling position (trading)		
U.S. dollars to be delivered (translated to pesos)	**(2,197,229)**	(2,944,125)
Unrealized (loss) gain on valuation	**(36,553)**	15,573
Less:		
Pesos to be received (Note 9b)	**2,197,229**	2,944,125
	(36,553)	15,573
Currency buying position (hedging)		
U.S. dollars to be received (translated to pesos)	**10,669,115**	3,840,304
Unrealized (loss) gain on valuation	**(9,836)**	64,900
Less:		
Pesos to be delivered (Note 9b)	**(10,707,650)**	(3,848,192)
	(48,371)	57,012
Currency selling position (hedging)		
U.S. dollars to be delivered (translated to pesos)	**(17,458,184)**	(15,901,432)
Unrealized loss on valuation	**(300,347)**	(359,405)
Pesos to be received (Note 9b)	**17,847,731**	16,161,712
	89,200	(99,125)
Total net forwards position	**26,907**	(1,774)
iii) Swaps		
Trading position		
Interest rate swaps		
Valuation of variable portion	**14,410,821**	5,981,824
Interest	**76,553**	36,323
Valuation of fixed portion	**(14,325,452)**	(6,123,523)
Interest	**(83,961)**	(47,270)
	77,961	(152,646)
Currency swaps		
Long principal position	**6,941,659**	9,079,819
Valuation	**623,962**	36,934
Effect of translation of valuation	**(512,740)**	
Interest	**88,503**	40,188
Short principal position	**(7,917,306)**	(9,610,179)
Valuation	**(194,417)**	(63,051)
Interest	**(72,089)**	(19,878)
	(1,042,428)	(536,167)

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

a) Futures, forwards and swaps (continued)

	2003	2002
Hedging position		
Interest rate swaps		
Variable portion of cash flow		372
Fixed portion of cash flow		(562)
		(190)
Currency swaps		
Variable portion valuation	1,332,400	1,578,955
Interest	4,179	6,148
Fixed portion valuation	(1,565,895)	(1,729,074)
Interest	(12,200)	(15,322)
	(241,516)	(159,293)
Net swap position	(1,205,983)	(848,296)
iv) Credit Link Notes (Note 7)	(5,923)	
Net derivative position	Ps.(1,184,999)	Ps.(850,070)

The futures position margin at year end is shown in Cash and cash equivalents (Note 6e).

The Group's derivative transactions have inherent liquidity, market, credit and legal risks. The Group has introduced risk management policies and procedures to reduce its risk exposure (Note 28).

b) Maturities

- **Futures**

At December 31, 2003 and 2002, the position in terms of number of currency and interest rate futures entered into with the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer), respectively, is as follows:

	2003		
	No. of agreements		
	CME	MexDer	Maturity
Buying	344		March 2004

	2002		
Buying	20	1,000	March 2003

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

b) Maturities (continued)

- **Futures (continued)**

The restated notional amount of futures at December 31, 2003 and 2002 is Ps. 172,000 and Ps. 118,869, respectively. Cash deposits (margin) of Ps. 8,263 and Ps. 22,666, respectively, were made on the purchase of these contracts. Such amounts represent the cash or securities that the Group must deliver to fulfill its obligations on derivative agreements entered into in recognized markets.

The valuation effect of futures transactions, which for the years ended 2003 and 2002 was Ps. 1,713 and Ps. (5,633), respectively, is recognized in the statement of income as part of the caption Intermediation income (loss).

- **Forwards**

2003

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized (loss) gain
Buying				
January 04	953,500,000	Ps. 10,730,927	Ps. 10,714,956	Ps. (15,971)
March 04*	113,445,000	1,248,377	1,277,143	28,766
	1,066,945,000	Ps. 11,979,304	Ps. 11,992,099	Ps. 12,795

* Corresponds to 90,000,000 Euros valued at a contracted exchange rate of 1.2605 Euros per U.S. dollar.

2003

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized loss
Selling				
January 04	128,000,000	Ps. 1,357,379	Ps. 1,438,941	Ps. (81,562)
February 04	370,000,000	4,072,670	4,157,764	(85,094)
March 04	470,000,000	5,194,261	5,281,485	(87,224)
March 04 **	195,377,500	2,150,147	2,199,490	(49,343)
April 04	570,000,000	6,383,703	6,405,204	(21,501)
May 04	80,000,000	886,800	898,976	(12,176)
	1,813,377,500	Ps. 20,044,960	Ps. 20,381,860	(336,900)
			Net	Ps. 324,105

** Corresponds to 155,000,000 Euros valued at a contracted average exchange rate of 1.2605 Euros per U.S. dollar.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

b) Maturities (continued)

- **Forwards (continued)**

2002

Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized gain (loss)
Buying								
January	03	390,000,000	Ps.	4,167,931	Ps.	4,238,404	Ps.	70,473
February	03	75,000,000		809,750		817,985		8,235
April	03	60,000,000		647,404		663,712		16,308
October	03*	15,000,000		186,183		180,831		(5,352)
		540,000,000	Ps.	5,811,268	Ps.	5,900,932	Ps.	89,664

* Corresponds to 63,075,000 Brazilian reals valued at a contracted exchange rate of 4.2050 reals per U.S. dollar.

2002

Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized (loss) gain
Selling								
January	03	651,000,000	Ps.	6,975,137	Ps.	7,152,789	Ps.	(177,652)
February	03	473,000,000		5,128,145		5,211,643		(83,498)
March	03	516,000,000		5,582,050		5,694,976		(112,926)
April	03	60,000,000		647,435		663,713		(16,278)
October	03**	60,000,000		773,070		726,548		46,522
		1,760,000,000	Ps.	19,105,837	Ps.	19,449,669		(343,832)
					Net		Ps.	(254,168)

** Corresponds to 261,900,000 Brazilian reals valued at a contracted average exchange rate of 4.3650 reals per U.S. dollar.

The unrealized gain or (loss) on the valuation of forwards, which for the years ended December 31, 2003 and 2002 was Ps.(52,743) and Ps. 39,655, respectively, is recognized in the statement of income as part of the caption Intermediation income.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

c) Swaps

At December 31, 2003 and 2002, the Group's swap position for the exchange of cash flows is as follows:

2003

	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps	Ps. 19,626,312	Ps. 505,217	Ps. (102,156)	Ps. 403,061	Ps. 77,804	Ps. (46,638)	Ps. 434,227
Currency swaps	1,701,565	125,419	(99,519)	25,900	9,952	(25,361)	10,491
Currency swaps UDI-dollar	495,813	(6,673)	7,257	584	748	(89)	1,243
Interest rate swaps	26,483,000	14,382,528	(14,319,923)	62,605	62,385	(79,183)	45,807
Interest rate swaps U.S. dollar	2,730,640	28,294	(5,530)	22,764	14,167	(4,779)	32,152
		Ps.15,034,785	Ps. 14,519,871	Ps. 514,914	Ps. 165,056	Ps.(156,050)	Ps. 523,920
Hedging							
Currency swaps	Ps. 1,272,436	Ps. 1,272,436	Ps. 1,505,931	Ps. (233,495)	Ps. 4,154	Ps. (12,177)	Ps. (241,518)
Currency swaps	30,845	30,845	29,119	1,726	15	(10)	1,731
Currency swaps dollar-UDI	29,119	29,119	30,845	(1,726)	10	(13)	(1,729)
		Ps. 1,332,400	Ps. 1,565,895	Ps. (233,495)	Ps. 4,179	Ps. (12,200)	(241,516)
							Ps. 282,404

2002

	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps	Ps. 11,606,308	Ps. 9,116,753	Ps. (9,673,230)	Ps. (556,477)	Ps. 40,188	Ps. (19,878)	Ps. (536,167)
Interest rate swaps	3,041,082	5,938,278	(6,078,722)	(140,444)	36,204	(47,006)	(151,246)
Interest rate swaps U.S. dollar	43,391	43,546	(44,801)	(1,255)	119	(264)	(1,400)
		Ps. 15,098,577	Ps. (15,796,753)	Ps. (698,176)	Ps. 76,511	Ps. (67,148)	Ps. (688,813)
Hedging							
Currency swaps	Ps. 1,520,060	Ps. 1,520,060	Ps. (1,670,179)	Ps. (150,119)	Ps. 6,123	Ps. (15,297)	Ps. (159,293)
Currency swaps UDI-dollar	29,776	29,775	(29,119)	656	10	(15)	651
Currency swaps dollar-UDI	29,119	29,119	(29,775)	(656)	15	(10)	(651)
Interest rate swaps	100,796	372	(562)	(190)			(190)
		Ps. 1,579,326	Ps. (1,729,635)	Ps. (150,309)	Ps. 6,148	Ps. (15,322)	Ps. (159,483)
							Ps. (848,296)

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Derivatives (continued)

c) Swaps (continued)

The unrealized gain or (loss) on the valuation of swaps, which for the years ended 2003 and 2002, was Ps. 676,068 and Ps. (719,925), respectively, is recognized in the statement of income as part of the caption Intermediation income.

10. Loan Portfolio

a) Analysis of the performing and past-due loan portfolio by type of credit

	2003					
	Performing portfolio			Past-due portfolio		
Loans	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 580,495	Ps. 48,428	Ps. 628,923	Ps. 1,399	Ps. 46	Ps. 1,445
Discounts	626,586	7	626,593	15,805		15,805
Unsecured	9,091,157	89,027	9,180,184	32,216	135	32,351
Chattel mortgage	113,571	368	113,939			
Simple and current account	27,006,528	192,515	27,199,043	93,745	659	94,404
Secured by capital assets	35,789	313	36,102			
Home mortgage	84,672	474	85,146	28		28
Leases	130,646	23	130,669	16		16
Restructured (Note 10c)	3,794,399	6,544	3,800,943	39,108	1,395	40,503
Others rolled over	15		15	1,691	152	1,843
Federal government	239		239			
Rediscounts	1,284,338	203	1,284,541	123		123
Total portfolio	Ps. 42,748,435	Ps. 337,902	Ps. 43,086,337	Ps. 184,131	Ps. 2,387	Ps. 186,518

	2002					
	Performing portfolio			Past-due portfolio		
Loans	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 6,655	Ps. 5	Ps. 6,660			
Discounts	760,030		760,030	Ps. 836		Ps. 836
Unsecured	10,994,964	44,504	11,039,468	3,637	Ps. 76	3,713
Chattel mortgage	760,907	1,770	762,677			
Simple and current account	26,006,814	212,659	26,219,473	742,467	6,363	748,830
Secured by capital assets	39,756	483	40,239			
Home mortgage	119,022	1,000	120,022	1,784	6	1,790
Leases	140,314	2	140,316			
Restructured (Note 10c)	3,878,499	7,645	3,886,144	6,551	45	6,596
Others rolled over				1,632	146	1,778
Federal government	146		146			
Rediscounts	1,052,649	725	1,053,374			
Total portfolio	Ps. 43,759,756	Ps. 268,793	Ps. 44,028,549	Ps. 756,907	Ps. 6,636	Ps. 763,543

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

10. Loan Portfolio (continued)

a) Analysis of the performing and past-due loan portfolio by type of credit (continued)

During 2003, two borrowers that together represented approximately 80% of the 2002 overdue portfolio, restructured their loans and made payments on their overdue balances.

An aged analysis of the past-due loan portfolio at December 31, 2003 and 2002 is as follows:

	2003	2002
1 to 180 days	Ps. 126,220	Ps. 445,475
181 to 365 days	48,211	84,581
1 to 2 years	9,244	228,824
More than 2 years	2,843	4,663
	Ps. 186,518	Ps. 763,543

b) Analysis of economic environment

The Group performs a monthly analysis of the economic environment in which its borrowers operate, to identify promptly any possible problems, based on CNBV standards, in the performing loan portfolio. At December 31, 2003, management has identified the following as the problematic portfolio:

	2003					
	Performing portfolio			Past-due portfolio		
Loans	Principal	Interest	Total	Principal	Interest	Total
Unsecured	Ps. 115,581	Ps. 609	Ps. 116,190	Ps. 14,417	Ps. 73	Ps. 14,490
Discounts				12,277		12,277
Simple	449,314	3,689	453,003	20,630	437	21,067
Home mortgage	767	3	770			
Restructured	107,499	1,017	108,516	37,689	1,679	39,368
Consumer				601	42	643
Leases	6,316		6,316			
Total portfolio	Ps. 679,477	Ps. 5,318	Ps. 684,795	Ps. 85,614	Ps. 2,231	Ps. 87,845

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

10. Loan Portfolio (continued)

c) Performing and past-due restructured loans

2003

Loans	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 2,042,105	Ps. 387	Ps. 2,042,492			
Simple with other guarantees	118,844	26	118,870			
Simple mortgage	979,025	2,625	981,650			
Simple chattel mortgage	308,017	2,266	310,283			
Guaranteed simple	226,246	208	226,454	Ps. 34,352	Ps. 1,387	Ps. 35,739
Unsecured simple	107,499	1,013	108,512	218	8	226
Home mortgage	12,663	19	12,682	4,538		4,538
Total	Ps. 3,794,399	Ps. 6,544	Ps. 3,800,943	Ps. 39,108	Ps. 1,395	Ps. 40,503

2002

Loans	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Discounts	Ps. 2,597,825	Ps. 640	Ps. 2,598,465			
Simple with other guarantees	114,743	63	114,806			
Simple mortgage	503,610	2,578	506,188			
Simple chattel mortgage	337,168	2,570	339,738			
Guaranteed simple	285,191	1,418	286,609			
Unsecured simple				Ps. 227	Ps. 8	Ps. 235
Home mortgage	39,962	376	40,338	6,324	37	6,361
Total	Ps. 3,878,499	Ps. 7,645	Ps. 3,886,144	Ps. 6,551	Ps. 45	Ps. 6,596

d) Additional guarantees obtained

At December 31, 2003, additional guarantees obtained in restructured loans are as follows:

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

10. Loan Portfolio (continued)

d) Additional guarantees obtained (continued)

Type of credit	Amount	Nature of guarantee
Mexican peso denominated		
Simple mortgage	Ps. 1,013,898	Mortgage and guarantor
Guaranteed simple	227,070	Guarantor
	1,240,968	
U.S. dollar denominated		
Guaranteed simple	53,501	Guarantor
Simple chattel mortgage	102,749	Stocks and bonds and invoices for personal property
Simple mortgage	10,045,966	Guarantor and mortgage
	10,202,216	
UDI denominated		
Simple chattel mortgage	852,376	Stocks and bonds and guarantor
Simple mortgage	1,429	Mortgage
	853,805	
	Ps. 12,296,989	

11. Preventive Provision for Credit Risks

a) Grading criteria

The preventive provision for credit risks at December 31, 2003 was determined based on the results of a grading of the loan portfolio, applying the following guidelines to balances at December 31, 2003:

- **Commercial loan portfolio**

The creating and grading of the preventive provision for the commercial loan portfolio is based on an evaluation of the credit rating of the debtor and the loan in relation to the amount of guarantees provided, so as to estimate a probable loss. This process is carried out on a quarterly basis and the determined amount is recorded at the end of each quarter.

- **Mortgage loan portfolio**

The creating and grading of the preventive provision for the mortgage loan portfolio is performed monthly by classifying the portfolio based on lateness of payments, the type of loan, the probability of default on the loans and the ratio of debtor balances to guarantees provided.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

11. Preventive Provision for Credit Risks (continued)

a) Grading criteria (continued)

- **Consumer loan portfolio**

The creating and grading of the preventive provision for the consumer loan portfolio is performed monthly by classifying the portfolio based on lateness of payments, the type of loan, the probability of default on the loan, as well as on a comparison between the amount of the debt and guarantee the loan.

b) Summary of the overall grading of the loan portfolio

2003

Risk	Amount of liability at December 31	Estimated preventive provision
A1	Ps. 13,531,844	Ps. 67,801
A2	12,459,001	123,344
B	12,909,281	2,112,895
C1	4,857,436	1,730,755
C2	833,596	333,438
D	196,631	176,051
E	576,005	574,969
Graded portfolio	45,363,794	5,119,253
Excluded portfolio	238	
Total portfolio	Ps. 45,364,032	
	Additional estimate	658
	Required provision	5,119,911
	Amount provided for	5,119,911
	Over or understatement	Ps. -

2002

Risk	Amount of liability at December 31	Estimated preventive provision
A1	Ps. 15,392,546	Ps. 77,091
A2	16,939,370	167,700
B	10,620,069	1,594,942
C1	2,865,140	1,034,017
C2	257,801	103,120
D	472,700	283,620
E	737,117	735,118
Graded portfolio	47,284,743	3,995,608
Excluded portfolio	146	
Total portfolio	Ps. 47,284,889	
	Additional estimate	666
	Required provision	3,996,274
	Amount provided for	3,996,274
	Over or understatement	Ps. -

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

11. Preventive Provision for Credit Risks (continued)

b) Summary of the overall grading of the loan portfolio (continued)

An analysis of activity in the preventive provision for credit risks is as follows:

	2003	2002
Balance at January 1	Ps. 3,996,274	Ps. 3,044,282
Reversal of restatement of balance of prior year	(150,486)	(160,912)
Nominal increase in reserve charged to income	1,017,063	746,817
Application of bad debts	44,170	104,772
Valuation of foreign currency portfolio reserve	212,890	261,315
Balance at December 31	Ps. 5,119,911	Ps. 3,996,274

12. Other Accounts Receivable

An analysis of other accounts receivable at December 31, 2003 and 2002 is as follows:

	2003	2002
Commission debtors	Ps. 2,460	Ps. 2,347
Commissions receivable (Siefore) (Notes 4 and 14)	12,918	28,786
Customers' current accounts	983	1,088
Commissions from investment funds (Notes 4 and 14)	14,382	13,152
Other debtors	176,926	52,404
Creditable taxes		13,210
Debtors for settlement of transactions	91,854	958,668
Dividends and interest coupons (1)	356,648	56,795
Prepayments (2)	139,331	595,954
	795,502	1,722,404
Reserve for bad debts	(14,711)	(763)
Other accounts receivable, net	Ps. 780,791	Ps. 1,721,641

(1) Correspond to matured WorldCom coupons and Argentinean government bonds.

(2) An analysis of prepayments at December 31, 2003 and 2002 is as follows:

	2003	2002
Income tax prepayments	Ps. 109,129	Ps. 364,956
Creditable taxes	16,307	38,321
Others	13,895	192,677
	Ps. 139,331	Ps. 595,954

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

13. Buildings, Furniture and Equipment

An analysis of buildings, furniture and equipment at December 31, 2003 and 2002 is as follows:

	2003	2002
Buildings	Ps. 341,813	Ps. 235,729
Office furniture and equipment	326,497	260,568
Computer equipment	196,339	234,903
Machinery and equipment	100,308	54,902
Automotive equipment	71,130	58,148
Others	26,904	16,425
	1,062,991	860,675
Accumulated depreciation	(394,348)	(306,591)
Buildings, furniture and equipment, net	Ps. 668,643	Ps. 554,084

Depreciation expense charged to operations of the years ended December 31, 2003 and 2002 was Ps. 87,757 and Ps. 114,936, respectively.

14. Long-term Equity Investment

Equity investments are valued using the equity method based on the latest available financial statements of the investees. An analysis at December 31, 2003 and 2002 is as follows:

2 0 0 3

Issuer		Amount Dec. 2002	Additions during the year	Equity in net income (loss)	Other movements	Amount Dec. 2003
Asociación de Banqueros de México		Ps. 6,594			Ps. 52	Ps. 6,646
Bolsa Mexicana de Valores		17,224	Ps. (2,409)	Ps. 5,558		20,373
Cebur		14,146	(382)	(618)		13,146
Fianzas Guardiana Inbursa		361,747		150,338	33,134	545,219
Impulsora Fondo México		1,644				1,644
Inbursa Siefore		426,765	214,267	37,820		678,852
Mex Der		46		83		129
Pensiones Inbursa	(1)		5,514,117	902,882	91,473	6,508,472
Procesar		3,921		455	(142)	4,234
Promotora Inbursa	(2)		192,113	80,779	171,173	444,065
S.D. Indeval		6,771	(1,048)	1,617		7,340
Seguros Inbursa	(3)	3,428,867	(1,886,699)	387,936	33,199	1,963,303
Sinca Inbursa	(4)	3,011,609	(1,565,700)	334,938	(54,826)	1,726,021
Investment funds	(5)	150,466		52,061	(10,157)	192,370
Technology & Internet		5,017	(5,017)			
Others		890			842	1,732
Total		Ps. 7,435,707	Ps. 2,459,242	Ps. 1,953,849	Ps. 264,748	Ps. 12,113,546

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

14. Long-term Equity Investment (continued)

(1) On March 14, 2003, Seguros Inbursa, S.A., spun off the following assets, liabilities and capital stock to Pensiones Inbursa, S.A.:

	Figures at March 14, 2003
Total assets	Ps. 13,651,061
Total liabilities	11,764,362
Stockholders' equity	1,886,699

- At general extraordinary meetings held on May 9, and July 11, 2003, the stockholders agreed to make capital contributions of Ps. 861,026 (Ps. 840,000 nominal) and Ps. 2,766,392 (Ps. 2,700,000 nominal), respectively.
- The result of the spun-off transactions at March 14, 2003 of Ps. 225,991 should be added to the equity interest in net income of subsidiaries of Ps. 902,882. In conformity with CNSF requirements, the related amount is shown in the statements of income of Seguros Inbursa, as the company spinning off a portion of its business.

(2) The amount included in Other movements consists mainly of the stock premium derived from capitalizations made by several companies in the Group.

(3) The result of the spun-off transactions at March 14, 2003 of Ps. 225,991 should be deducted from the equity interest in net income of subsidiaries of Ps. 387,936. In conformity with CNSF requirements, the related net amount is shown in the statements of income of Pensiones Inbursa, as the company receiving the spun-off business.

(4) On April 21, 2003, the stockholder's of SINCA Inbursa agreed to reduce variable capital through the amortization of 105,747,127 of series "B" shares, 104,981,506 of which were owned by subsidiaries subject to consolidation, which received Ps. 22.231302 per share. Also, during March 2003, the Group, through its subsidiary Banco Inbursa, acquired from Promotora Inbursa 29,217,457 shares in the amount of Ps. 768,176 (Ps. 745,015 nominal). Such purchase generated goodwill of Ps. 134,754 (Note 15 b).

(5) Corresponds to shares representing fixed minimum capital of investment funds held by the Group.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

14. Long-term Equity Investment (continued)

Issuer	Amount Dec. 2001	Additions during the year	Equity in net income (loss)	Other movements	Amount Dec. 2002
	2002				
Asociación de Banqueros de México	Ps. 6,594				Ps. 6,594
Bolsa Mexicana de Valores	17,287	Ps. (3,168)	Ps. 3,105		17,224
Cebur	15,587	(1,568)	127		14,146
Fianzas Guardiana Inbursa	320,093		39,573	Ps. 2,081	361,747
Impulsora Fondo México	1,644				1,644
Inbursa Siefore	375,929		33,240	17,596	426,765
Mex Der	675	(24)	(605)		46
Procesar	3,731		116	74	3,921
S.D. Indeval	4,911	(163)	2,023		6,771
Seguros Inbursa	3,153,037		276,865	(1,035)	3,428,867
Sinca Inbursa	2,975,814		37,064	(1,269)	3,011,609
Investment funds	173,418		(10,097)	(12,855)	150,466
Technology & Internet	74,898	(69,881)			5,017
Others	885			5	890
Total	Ps. 7,124,503	Ps. (74,804)	Ps. 381,411	Ps. 4,597	Ps. 7,435,707

The Group's equity interest in the net income or loss of the investees is recognized in the statement of income. Increases or decreases in other stockholders' equity accounts of these investees, different from the results of operations for the period, are recorded in the caption Result from holding non-monetary assets.

15. Other Assets, Deferred Charges and Intangibles

At December 31, 2003 and 2002, the caption Other assets, deferred charges and intangibles consists of the following:

	2003	2002
Software licenses	Ps. 250,150	Ps. 249,780
Pre-operating expenses	95,418	95,418
Premium on loan operations (a)	180,187	
Goodwill of Promotora Inbursa (b)	88,881	
Goodwill of SINCA Inbursa (c)	134,754	
Others	87,623	150,380
	837,013	495,578
Amortization of software licenses	(120,318)	(99,447)
Amortization of pre-operating expenses	(70,166)	(63,585)
Accumulated amortization of goodwill (d)	(34,751)	
	(225,235)	(163,032)
	Ps. 611,778	Ps. 332,546

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

15. Other Assets, Deferred Charges and Intangibles (continued)

Amortization charged to results of operations of the years ended December 31, 2003 and 2002 was Ps. 62,203 and Ps. 6,486, respectively.

An analysis of the balances identified with clauses a, b, c and d in the table above is as follows:

a) In December 2003, the Group purchased a U.S. dollar-denominated portfolio from a foreign financial institution. The total purchase price was Ps. 653,626. The amount of the related loan was Ps. 473,439 bearing interest at 11.93% over 12 years. Under the related loan agreement, the clients may not make early payments.

b) In February and May 2003, the Group acquired 18,691,095 shares from Promotora Inbursa, S.A. de C.V. (related party). The purchase price of such shares acquired in both months exceeded their book value.

c) In March 2003, the Group acquired 29,217,457 shares of SINCA Inbursa. The purchase price of such shares exceeded their book value.

d) Goodwill is amortized using the straight-line method in terms not exceeding five years. The accumulated amortization of goodwill of Promotora Inbursa and Sinca Inbursa at December 31, 2003 is Ps. 23,660 and Ps. 11,091, respectively.

16. Traditional Deposits

a) Demand deposits

Checking accounts	Mexican pesos		Foreign currency translated to Mexican pesos		Total	
	2003	2002	**2003**	2002	**2003**	2002
Interest bearing	**Ps. 10,771,271**	Ps. 5,819,472	**Ps. 122,437**	Ps. 101,880	**Ps. 10,893,708**	Ps. 5,921,352
Non-interest bearing	**40,538**	62,722	**12,260**	176	**52,798**	62,898
Others	**1,385**	178			**1,385**	178
Total	**Ps. 10,813,194**	Ps. 5,882,372	**Ps. 134,697**	Ps. 102,056	**Ps. 10,947,891**	Ps. 5,984,428

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

16. Traditional Deposits (continued)

b) Time deposits

This caption consists of fixed-term deposits, deposits by foreign companies and banks and PRLVs (notes with interest payable at maturity). Interest on Mexican peso denominated deposits is tied to the Mexican Treasury Certificate (CETES) discount rate and to the 28-day adjusted interbank rate (TIIE). Returns on foreign currency denominated deposits are tied to the LIBOR rate. Accrued interest is charged to income with a credit to liability accounts.

At December 31, 2003 and 2002, an analysis of time deposits is as follows:

		2003		2002
Fixed-term deposits				
U.S. dollars	**Ps.**	**792,721**	Ps.	1,327,630
UDIS		**254,367**		254,367
PRLV				
Placed through the market		**19,658,632**		20,494,315
Placed over the counter		**100,438**		156,918
	Ps.	**20,806,158**	Ps.	22,233,230

At December 31, 2003 and 2002, deposits maturing in less than one year aggregated Ps. 20,551,792 and Ps. 21,617,734, respectively.

17. Bank Bonds

On August 20, 1998, Banco Inbursa placed 18,000,000 bank bonds with a face value of one hundred Mexican pesos each. The maturity date of these bonds is August 14, 2003. During the years ended December 31, 2003 and 2002, interest paid on these bonds aggregated Ps. 81,870 and Ps. 139,450, respectively (Note 25b).

18. Interbank and Other Borrowings

This caption consists primarily of borrowings from financial institutions and government entities at current market interest rates. Interest is charged to income with a credit to liability accounts.

a) Demand

At December 31, 2003, the Group has two-day Call money transactions with Scotia Bank in the amount of Ps, 1,500,000 at a rate of 6.15%. At December 31, 2003, interest was Ps. 256.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

18. Interbank and Other Borrowings (continued)

b) Short- and long-term

At December 31, 2003 and 2002, an analysis is as follows:

	2003			2002		
	Principal	**Interest**	**Total**	Principal	Interest	Total
Translated foreign currency borrowings						
Short term						
Cobank ACB	**Ps. 312,171**	**Ps.1,179**	**Ps. 313,350**	Ps. 524,209	Ps. 3,124	Ps. 527,333
BBVA Bancomer	**640,520**	**211**	**640,731**			
Banco Nacional de Comercio Exterior, SNC	**337,116**	**110**	**337,226**			
Others	**48,144**	**163**	**48,307**	108,478	1,142	109,620
	1,337,951	**1,663**	**1,339,614**	632,687	4,266	636,953
Long term						
Ecoban Finance *				650,867		650,867
Cobank ACB	**561,818**	**1,655**	**563,473**	550,395	2,350	552,745
Others	**49,813**	**287**	**50,100**	192,350	1,025	193,375
	611,631	**1,942**	**613,573**	1,393,612	3,375	1,396,987
Total in translated foreign currency	**1,949,582**	**3,605**	**1,953,187**	2,026,299	7,641	2,033,940
Mexican pesos borrowings						
Short term						
NAFIN	**205,993**		**205,993**	22,568	1,813	24,381
Others	**50**		**50**			
	206,043		**206,043**	22,568	1,813	24,381
Long term						
Discounted portfolio (FIRA)	**1,074,177**	**629**	**1,074,806**	1,031,647		1,031,647
Total in Mexican pesos	**1,280,220**	**629**	**1,280,849**	1,054,215	1,813	1,056,028
	Ps. 3,229,802	**Ps.4,234**	**Ps3,234,036**	Ps.3,080,514	Ps. 9,454	Ps.3,089,968

* Interest on financing extended by this institution was paid early. At December 31, 2002, unaccrued interest was Ps. 7,198.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

19. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Financial Group's book income and taxable income are not the same due to: (i) permanent differences derived from the treatment of such items as the equity interest in net income of subsidiaries and associates, the annual effect of inflation and non-deductible expenses, and (ii) temporary differences in the recognition of income and expenses for financial and tax reporting purposes, such as the valuation of investments in securities, accrued present value premiums on security repurchase agreements, and certain provisions. Deferred taxes are recognized on temporary differences for financial and tax reporting purposes of the Group and its subsidiaries (Note 21).

In the years ended December 31, 2003 and 2002, the Group was not subject to payment of income tax, since it reported tax losses of Ps. 5,313 and Ps. 855, respectively. The accumulated tax loss from the year 2000 through December 31, 2003 is Ps. 15,377 (nominal amount).

An analysis of current year income tax and employee profit sharing as shown in the consolidated statement of income at December 31, 2003 and 2002, is as follows:

		2003		2002
Taxes of subsidiaries				
Arrendadora Financiera Inbursa	**Ps.**	**2,025**	Ps.	788
Banco Inbursa				128,030
Inversora Bursátil, Casa de Bolsa		**58,823**		41,452
Operadora Inbursa		**50,221**		49,953
Afore Inbursa		**101,677**		58,937
Inmobiliaria Inbursa		**25,360**		57,138
Other subsidiaries		**2,377**		1,658
Restatement effect		**4,728**		2,715
Income tax of subsidiaries		**245,211**		340,671
Employee profit sharing of subsidiaries		**1,009**		14,720
Income tax of previous years		**15,239**		6,495
	Ps.	**261,459**	Ps.	361,886

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

19. Income Tax, Asset Tax and Employee Profit Sharing (continued)

a) Income tax (continued)

Income tax and asset tax of the subsidiaries of the Group regulated by the CNSF, are recorded in results of operations of such subsidiaries. Therefore, the caption Equity interest in net income of subsidiaries and associates, as shown in the statement of income, is presented net of each subsidiary's taxes. The Group and each of its subsidiaries do not consolidate for tax purposes and, accordingly, file their tax returns on an individual basis.

b) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of assets not subject to financial intermediation (e.g., fixed assets, land, deferred expenses and charges) net of debts incurred to acquire such assets. As a minimum income tax, asset tax is actually payable only to the extent that it exceeds current year income tax.

For the years ended December 31, 2003 and 2002, the determined asset tax was of Ps. 5,657 and Ps. 5,973, respectively.

c) Employee profit sharing

Employee profit sharing is determined basically at 10% of taxable income, excluding the taxable or deductible nature of the annual inflation adjustment. In 2003, Out Sourcing Inburnet, S.A. de C.V. is the only subsidiary subject to consolidation that has personnel of its own. However, the employee profit sharing base is not considered to be material. At December 31, 2002, the subsidiary Inversora Bursátil provided for employee profit sharing of Ps. 14,155 (Note 1b).

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

20. Sundry Creditors and Other Accounts Payable

At December 31, 2003 and 2002, an analysis of sundry creditors and other accounts payable is as follows:

	2003	2002
Cashier's checks	**Ps. 7,862**	Ps. 25,693
Certified checks	**10,736**	7,646
Wire transfers payable	**12,463**	10,989
Acceptances on behalf of customers	**329,747**	275,926
Guaranty deposits	**175,158**	261,115
Sundry creditors	**161,878**	749,124
Creditors on settlement of transactions	**710,451**	380,823
Provisions for sundry liabilities	**46,252**	37,969
Contributions to contingency fund	**24,884**	24,642
Employee pension reserves	**7**	7
Others	**4,929**	7,148
Total	**Ps. 1,484,367**	Ps. 1,781,082

21. Deferred Taxes

In conformity with legal requirements with respect to income tax, certain items are recognized for tax purpose in periods other than those in which they are recorded for book purposes, thus giving rise to deferred taxes.

The Mexican Income Tax Law specifies that starting in 2003, there will be gradual one-percentage point annual decrease in the current 35% corporate income tax rate, until the rate reaches 32% in 2005 and succeeding years. The statutory rate applicable to the temporary differences that gave rise to deferred taxes at December 31, 2003 was 33% (34% for 2002).

The most important temporary differences included in the determination of deferred taxes are as follows:

	2003	2002
Deferred tax liabilities		
Unrealized gain on valuation of financial instruments	**Ps. 453,498**	Ps. 184,133
Repurchase agreements	**10,533**	3,429
Derivatives	**197,125**	
Premium on loan operation	**59,462**	
Investment in SINCA	**34,589**	
Investment in Promotora Inbursa	**16,749**	
Investments in investment funds	**13,532**	
Others	**19,234**	60,294
	785,488	247,856

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

21. Deferred Taxes (continued)

	2003	2002
Deferred tax assets		
Investment in SINCA		(42,198)
Investment in Technology & Internet		(870)
Unrealized loss on valuation of financial instruments	**(6,152)**	
Tax loss of subsidiaries	**(418,240)**	(40,380)
Others	**(1,147)**	
	(425,539)	(83,448)
Net deferred tax liability	**Ps. 359,949**	Ps. 164,408

The Group and its subsidiaries provided for deferred taxes on some of their long- and short-term investments for the difference between the tax value and the market value of such investments, since the subsidiaries do not compute deferred tax. Companies regulated by the CNSF provide for deferred taxes on their equity investments.

The majority of the deferred tax assets recognized by the Group and its subsidiaries will be realized during 2004.

The consolidated statements of income for the years ended December 31, 2003 and 2002 include a deferred tax expense of Ps. 230,172 and a deferred tax benefit of Ps. 72,148, respectively.

22. Stockholders' Equity

a) Capital stock

The Group's authorized capital stock at December 31, 2003 and 2002 consists of 3,000,152,564 and 3,032,244,064 registered series "O" shares with a par value of Ps. 1.000227731563 Mexican pesos each. The nominal amount of paid-in capital at December 31, 2003 and 2002 is Ps. 3,000,836 and Ps. 3,032,934, respectively. Restated capital based on the value of the UDI at December 31, 2003 and 2002 is Ps. 12,350,605 and Ps. 12,383,588, respectively. The shares of the Group are as follows:

	Number of shares	
	2003	2002
Shares issued and outstanding	**3,000,152,564**	3,032,244,064
Treasury shares	**134,676,400**	102,584,900
Total shares	**3,134,828,964**	3,134,828,964

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

22. Stockholders' Equity (continued)

a) Capital stock (continued)

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the CNBV.

b) Restrictions on stockholders' equity

Restrictions on ownership of capital stock. Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors, in terms of Article 19 of the Law Regulating Financial Groups.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of a controlling company's series "O" shares, provided that such transactions have been authorized by the Ministry of Finance and Public Credit.

Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to a cumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

Reserve for repurchase of own shares. The reserve for repurchase of own shares was created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Group's retained earnings. At December 31, 2003 and 2002, the balance of this reserve was Ps. 1,460,476 and Ps. 397,893, respectively

In a regular meeting held on April 29, 2003, the stockholders decided that the maximum amount to be used to repurchase the Group's own shares is Ps. 1,350,000 (nominal value). This on the understanding that the total amount of resources used for this type of transaction may not exceed the total net income of the Group, including retained earnings. In 2003 and 2002, the repurchase of own shares aggregated Ps. 282,284 and Ps. 393,721, respectively.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

22. Stockholders' Equity (continued)

b) Restrictions on stockholders' equity (continued)

Legal reserve. In conformity with the Mexican Corporations Act, the Group is required to appropriate at least 5% of the net income of each year to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

Such reserve may not be distributed to stockholders during the life of the Group, except in the form of a stock dividend. The balance of the legal reserve at December 31, 2003 and 2002, was Ps. 1,547,305.

Capital reduction. In the event of a capital reduction, the reimbursement to stockholders in excess of the amount of the restated capital contributions, in accordance with the Mexican Income Tax Law, shall be subject to taxation at the enacted rate at the time of such reduction.

Restrictions on earnings. The Mexican Income Tax Law states that dividends declared from income on which corporate income tax has already been paid, shall not be subject to further taxation; therefore, taxable earnings must be controlled in a so-called "net tax profit account" (CUFIN), which may only be used once the balance of the "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

As per a resolution adopted at a meeting held on April 28, 2003, the board of directors declared dividends at the rate of Ps. 0.15 per share on a total amount of 3,009,462,364 shares. The total dividend paid was Ps. 461,328 (Ps. 451,419 nominal amount).

23. Earnings per Share and Comprehensive Income

a) Earnings per share

Earnings per share of Ps. 0.7387 and Ps. 0.8907 were determined by dividing net income of the year by the weighted average number of the Group's shares issued and outstanding at December 31, 2003 and 2002, respectively.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

23. Earnings per Share and Comprehensive Income (continued)

b) Comprehensive income

Comprehensive income consists of the net loss or income for the year, plus the result from holding non-monetary assets, the excess or deficit from restatement of stockholders' equity and other items that, in conformity with accounting criteria, are reflected directly in stockholders' equity (see Statement of Changes in Stockholders' equity). An analysis of comprehensive income is as follows:

	2003	2002
Net income	**Ps. 2,297,777**	Ps. 2,730,559
Result from holding non-monetary assets	**227,440**	160,991
Comprehensive income	**Ps. 2,525,217**	Ps. 2,891,550

24. Segment Information

Highlights of the results of operations of the principal operating segments of the most significant subsidiaries in 2003 are shown below. A different classification is used to show the amounts presented to the one used in the preparation of the financial statements since operating and accounting records are combined.

a) Credit transactions

Revenues	
Interest on credits	**Ps. 2,914,488**
Bank interest	**341,635**
Exchange gains and UDIS	**65,568**
Commissions	**186,497**
Other	**2,761**
	3,510,949
Disbursements	
Reserves	**1,105,403**
Interest on deposits	**1,980,455**
Bank loans	**165,076**
Monetary position result	**408,786**
Other	**90,778**
	3,750,498
Result of credit transactions	**Ps. (239,549)**

Assets related to credit transactions at December 31, 2003 aggregated Ps. 43,272,855.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

24. Segment Information (continued)

b) Money-market transactions

Revenues		
Investments	Ps.	318,681
Exchange gains and derivatives		74,548
Valuation of bonds		353,199
Revenues from customers' transactions		332,339
Gain on buying and selling		131,206
Interest and premiums on repurchase agreements		5,916,369
		7,126,342
Disbursements		
Interest and premiums on repurchase agreements		5,417,051
Buying and selling of securities		384,377
		5,801,428
Result of money-market transactions	Ps.	1,324,914

Assets related to money-market transactions at December 31, 2003 aggregated Ps. 153,301,980. Liabilities related to money-market transactions at December 31, 2003 aggregated Ps. 147,354,969.

c) Capital-market transactions

Buying and selling of securities	Ps.	74,286
Valuation of shares		411,007
Realized gain on valuation		(9,343)
Capital-market results	Ps.	475,950

At December 31, 2003, capital-market assets aggregated Ps. 1,327,624.

d) Other segments

Retirement fund transactions	Ps.	339,010
Distribution commission, repurchase shares and portfolio management transactions		157,829
Operating lease transactions		15,742
	Ps.	512,581

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

24. Segment Information (continued)

e) Reconciliation

A reconciliation of revenues by operating segment to the revenues shown in the statement of income is as follows:

Reconciliation of figures	
Total result by segment	**Ps. 2,073,896**
Less:	
Commissions charged for public offerings and other commissions	**518,736**
Gain on buying and selling of securities	**131,306**
Capital market result	**475,950**
Retirement fund transactions result	**339,010**
Add:	
Depreciation of leased equipment	**18,526**
Loss on buying and selling of securities	**384,377**
Financial margin adjusted for credit risks	**Ps. 1,011,797**

f) Segment information of subsidiaries regulated by the CNSF (not subject to consolidation)

	Fianzas Guardiana Inbursa	Seguros Inbursa	Pensiones Inbursa	Total companies regulated by the CNSF
Premiums written	Ps. 295,082	Ps. 8,036,087	Ps. 659,745	Ps. 8,990,914
Premiums ceded	(49,712)	(1,686,313)		(1,736,025)
Retained premiums	245,370	6,349,774	659,745	7,254,889
Net increase in reserve for unearned premiums and bonds in force	60,581	(880,516)	(370,571)	(1,190,506)
Retained accrued premiums	305,951	5,469,258	289,174	6,064,383
Net acquisition cost	(18,075)	1,196,920	90,820	1,269,665
Claims	157,047	3,434,870	672,188	4,264,105
Net increase in other technical reserves	(3,110)	404,039	86,260	487,189
	135,862	5,035,829	849,268	6,020,959
Gross profit (loss)	Ps. 170,089	Ps. 433,429	Ps. (560,094)	Ps. 43,424

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

25. Financial Margin

An analysis of the financial margin presented in the statement of income at December 31, 2003 and 2002 is as follows:

a) Interest income

		2003		2002
On deposits with Banxico	**Ps.**	**216,901**	Ps.	197,394
On financing granted to domestic and foreign banks		**103,831**		148,572
On investments in financial instruments		**1,168,556**		811,243
Premiums on repurchase agreements (Note 8c)		**5,301,095**		2,965,763
Translation of U.S. dollars and UDI*		**122,747**		801,509
Credit portfolio (1)		**2,914,488**		2,792,876
Others		**182,043**		502,031
Rents collected under operating leases		**34,268**		16,816
Service revenues		**157,985**		139
	Ps.	**10,201,914**	Ps.	8,236,343

* At December 31, 2003 and 2002, the Group recognized Ps. 334 and Ps.(1,470), respectively, corresponding to the valuation of 24/48-hour spot transactions

During 2002, the Group recognized commissions earned on such spot transactions as part of interest earned on the loan portfolio.

(1) An analysis of interest income by type of credit is as follows:

Type of credit		2003		2002
Discounts	**Ps.**	**30,895**	Ps.	16,335
Unsecured		**548,623**		651,759
Chattel mortgage		**25,741**		22,281
Simple		**1,893,352**		1,609,320
Secured by capital assets		**1,640**		1,647
Home mortgage		**8,026**		50,552
Financial leases		**7,543**		15,273
Restructured		**254,896**		297,590
Additional benefit home mortgage		**14**		7
Subject to VAT		**61,274**		53,193
Other discounted loans		**82,482**		73,637
Agricultural sector credits				1,272
Federal government ADE		**2**		10
	Ps.	**2,914,488**	Ps.	2,792,876

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

25. Financial Margin (continued)

b) Interest expense

	2003	2002
Term deposits	**Ps. 46,614**	Ps. 49,330
Financing received from foreign banks	**14,969**	30,545
Premiums on repurchase agreements (Note 8c)	**5,381,172**	2,916,407
Bank bonds (Note 17)	**81,870**	139,450
Notes with interest payable at maturity	**1,363,669**	1,377,465
Checking account deposits	**485,384**	26,631
Bank loans	**95,566**	149,013
Discount	**57,134**	52,295
Others	**128,796**	135,236
	Ps. 7,655,174	Ps. 4,876,372

c) Monetary position result, net (financial margin)

At December 31, 2003 and 2002, the Group's consolidated monetary position result is Ps. 408,786 and Ps. 812,138, respectively.

The principal monetary assets and liabilities considered in determining the monetary position result of 2003 and 2002 are presented in Note 2c.

26. Intermediation Income

An analysis of intermediation income for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Other income from buying and selling of securities	**Ps. (1,508,829)**	Ps. (12,122)
Result of marked-to-market valuation of:		
Investments in securities	**1,245,891**	664,456
Repurchase agreements (Note 8b)	**26,768**	7,711
Derivatives	**619,116**	(685,903)
Others	**8,818**	74,884
	Ps. 391,764	Ps. 49,026

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

27. Memoranda Accounts

a) Transactions on behalf of others

i) Customers' securities received for safekeeping

	2003	2002
Money-market transactions	Ps. 108,852,129	Ps. 87,533,993
Fixed-yield market transactions	21,702,433	19,777,812
Capital-market transactions	301,928,260	205,681,036
Investment funds	19,366,947	16,489,462
	Ps. 451,849,769	Ps. 329,482,303

ii) Securities and notes received in guarantee

	2003	2002
Money-market transactions	Ps. 1,164	Ps. 20,494
Capital-market transactions	597,729	426,961
	Ps. 598,893	Ps. 447,455

b) Company's own transactions

i) Guarantees

At the end of 2003 and 2002, this caption includes guarantees for the import of capital goods of USD 916,849 and USD 4,285,529, equal to Ps. 10,303 and Ps. 46,489, respectively.

During 2003 and 2002, the Group did not recognize losses on the guarantor's failure to fulfill its obligations

ii) Property held in trust or under mandate

At December 31, 2003 and 2002, the balances of transactions where the Group acts as trustee or operates under mandate are as follows:

	2003	2002
Trusts		
Guarantee	Ps. 45,211	Ps. 46,980
Administrative	131,976,357	125,575,886
Investment	376,236	461,439
Transfer of title	150,691	156,198
	132,548,495	126,240,503
Mandates	219,256	837,662
Total	Ps. 132,767,751	Ps. 127,078,165

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

27. Memoranda Accounts (continued)

b) Company's own transactions (continued)

ii) Property held in trust or under mandate (continued)

In the years ended December 31, 2003 and 2002, the subsidiary Banco Inbursa obtained income of Ps. 21,196 and Ps. 19,697, respectively, from activities performed in its capacity as trustee.

Transactions in which the aforementioned subsidiary acts as trustee are recorded and controlled in memoranda accounts. In conformity with the Mexican Income Tax Law, Banco Inbursa, as trustee, is responsible for seeing that all tax obligations of the managed trusts, which engage in, business activities are fulfilled

iii) Property held for safekeeping or under management

An analysis of the balance of this account at December 31, 2003 and 2002 is as follows:

	2003	2002
Securities held for safekeeping	Ps. 377,093,511	Ps. 290,179,700
Securities held in guarantee	26,202,778	19,407,750
Notes subject to collection	59,110	66,476
Notes for merchandise to be delivered	4,590	4,431
Travelers checks held	8,279	7,711
Others	546,100	534,952
	Ps. 403,914,368	Ps. 310,195,020

Securities held for safekeeping or under management are recorded at cost and marked-to-market.

iv) Other contingent liabilities

At December 31, 2003 and 2002, an analysis of the Group's contingent liabilities is as follows:

	2003	2002
Economic penalties appealed	Ps. 1,835	Ps. 1,907
Opening of lines of risk exposure due to participation in SPEUA	9,969,840	9,342,084
	Ps.9,971,675	Ps. 9,343,991

28. Risk Management

a) Environment

The Group's management has policies and procedures manuals developed following CNBV and BANXICO guidelines for reducing the risks to which the Group's subsidiaries are exposed.

An independent expert was hired to evaluate these policies and procedures (including the functionality of the models and the risk-measurement systems used, compliance with risk measurement procedures, and the assumptions, parameters and methodologies used in risk analysis information processing systems), in conformity with the minimum guidelines for the Group's Comprehensive Risk Management Units, established by the CNBV.

The results of these evaluations were contained in the following reports: "Prudential Provision with Respect to Risk Management" and "Review of Valuation Models and Risk Measurement Procedures", which were submitted to the Board of Directors, the Risk Committees and to general managements on January 27, 2003.

The Group identifies, measures, controls and monitors its operating risks by means of the Risk Analysis Management, the Comprehensive Risk Management Unit and the Risk Management Committee.

In order to measure and evaluate the risks taken in conducting its financial transactions, the subsidiaries has computational tools at its disposal to calculate Value at Risk (VaR) as well as to perform sensitivity analysis and stress testing.

Group policies require that the Risk Committees systematically analyze the information they receive, together with the Risk Analysis Departments and operational areas. Additionally, the subsidiaries have a contingency plan to offset weaknesses detected at the operational and legal levels and in the recording of transactions, in excess of the maximum risk tolerance levels approved by the Risk Committee.

b) Value at Risk (VaR)

The VaR is analyzed and computed based on internal policies approved by the Comprehensive Risk Management Unit and the Board of Directors in accordance with CNBV and BANIXCO requirements.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

28. Risk Management (continued)

b) Value at Risk (VaR) (continued)

At December 31, 2003, the subsidiaries Banco Inbursa and Inversora Bursátil determined their VaR. The methodology and valuation of certain financial instruments were reviewed by the independent expert at November 29 and December 12, 2003, respectively. A summary of VaR at year end of such subsidiaries in relation to their own transactions is as follows:

Instrument	Banco Inbursa	Inversora Bursátil
Nominal rate	Ps. 3,188	Ps. (89)
Synthetics	5,894	
Money market	7,500	
International bonds	75,337	
Others	7,499	
Variable-yield	9,530	(2,073)
Derivatives	60,513	
Swaps	306,255	
Overall total	Ps. 292,782	Ps. (2,112)

(1) Normal Delta VaR in one day with a reliability level of 95%, in accordance with the valuation model reviewed by the independent expert.

The policies observed by the subsidiary Banco Inbursa establish that risk positions in securities and financial derivatives cannot be taken by any single operator. Risk-taking is exclusively decided by senior management by means of collective bodies. The Risk Committee defines the positions to which Banco Inbursa must adhere as follows:

	Maturity of less than one year (*)	Maturity of more than one year
Nominal rate	2.5	2.0
Actual rate	2.5	2.0
Synthetic derivatives	4.0	2.5
Capital (1)	5% deposits and borrowings (2)	5% deposits and borrowings (2)

(*) Times net capital for the immediately preceding quarter, computed by BANXICO.

(1) Shares, Groups of Shares and Indexes.

(2) Limit defined in Article 75 of the Credit Institutions Act.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

29. Extraordinary Items

a) Through March 31, 2002, the subsidiary Banco Inbursa computed deferred taxes on income from the disposal of short-term investments (shares listed on the stock exchange), in conformity with legislation in force at 2001 year-end. Such legislation specified the gains or losses derived from such disposals represented the difference between the market price of the investments and the original adjusted amount for tax purposes, which took into account, among other factors, the tax cost restated for inflation. Such gains or losses were treated as a taxable or deductible item.

As of 2002, the computation described above was modified by the Mexican Income Tax Law in force for this year which establishes the tax cost to be the average value of the last 22 transactions conducted prior to January 1, 2002, based on the last transaction occurring on each day.

At the end of March 2002, the subsidiary Banco Inbursa computed its deferred taxes, taking into consideration the above procedure, resulting in a significant effect on the Group's consolidated income, as follows:

	Computation based on Income Tax Law in force through December 31, 2001	Computation based on Income Tax Law in force as of 2002	Effect
Market value at March 2002	Ps. 7,125,681	Ps. 7,125,681	
Tax cost	1,594,655	6,170,589	Ps. 4,575,934
Tax base	5,531,026	955,092	4,575,934
Deferred tax	Ps. 1,935,859	Ps. 334,282	1,601,577
Restatement increment			137,032
Subtotal			1,738,609
Other consolidated subsidiaries			120,578
			Ps. 1,859,187

b) As a result of the changes in Mexican Income Tax Law with respect to the gradual reduction in the statutory income tax rate, the Group recognized in results the effect of a one-percentage point reduction in the tax rate applicable to the temporary differences giving rise to deferred taxes in the amount of Ps. 12,509 and Ps. 9,463 at December 31, 2003 and 2002, respectively.

30. New Accounting Pronouncements for 2004

a) BANXICO rules

On August 6, 2003, BANXICO issued circular 1/2003, which establishes new rules to be observed by financial institutions engaged in repurchase agreements.

30. New Accounting Pronouncements for 2004 (continued)

a) BANXICO rules (continued)

Such rules require that financial institutions engaged in repurchase agreements obtain guarantees for transactions of more than three days (including all term extensions) whenever fluctuations in the value of the instruments being traded lead to an increase in the net exposure in excess of the maximum net exposure agreed on by both parties. These guarantees may be obtained in the form of stocks and bonds, pledges, guarantee trusts or bank deposits. The obligation to obtain guarantees for repurchase agreements is compulsory as of May 3, 2004.

b) Mexican accounting Bulletin C-15 issued by the Mexican Institute of Public Accountants

Requirements of Mexican accounting Bulleting C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets,* issued by the Mexican Institute of Public Accountants, will go into effect on January 1, 2004. This bulletin defines the rules for computing and recognizing losses derived from the impairment of assets and their reversal

31. Commitments

In conformity with Article 28 of the Law Regulating Financial Groups, the Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and without limitation for the performance of the obligations of its subsidiaries and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

INBURSA
Grupo Financiero

For further information:
Grupo Financiero Inbursa
Paseo de las Palmas No. 736
Lomas de Chapultepec
C.P. 11000 México, D.F.

Frank Aguado
Tel: 56 25 49 00 X3350
Fax: X2610
e-mail: faguadom@inbursa.com

Miguel Martínez
Tel: 56 25 49 00 X3354
Fax: X2610
e-mail: maparra@inbursa.com.mx

http://www.inbursa.com

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Job : 49
Date: 10/12/2004
Time: 1:44:21 PM

Better Business Practices Policy:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Issuer's Code: GFINBUR

Board of Directors' Duties and Structure
Compensation and Evaluation Duty
Audit Duty
Finance and Planning Duties
Shareholders' General Meeting

Board of Directors' Duties and Structure

Topical question regarding the Board of Directors' Duties and Structure
Answer:

The Board of Directors of Grupo Financiero Inbursa, S.A. de C.V. is the corporation's legal representative. Therefore, it has been granted the broadest authorities in order to manage its own corporate purposes pursuant to the provisions of its Bylaws. The Board of Directors' mission is to supervise the corporation's administration and proper operations by complying with the applicable legal provisions. The Board of Directors meets once a month in order to discuss the corporation's most relevant operations and make the appropriate decisions. Before their meetings, the information and/or documentation on the agenda shall be made available to the board directors, so they may analyze it properly. Moreover, the corporation's Board of Directors shall analyze the management and operations of the financial entities owned by the group. However, the administrative department of each entity may also review the latter. The Board of Directors is comprised of persons that meet the criteria to be eligible and the honorability. They must also have ample knowledge and experience within the financial, legal and/or administrative field. Hence, the decision-making shall be nurtured by financial knowledge and experience. The structure consists of a collegiate department comprised of 8 directors and their alternates. The shareholders representing at least 10% of the corporation's paid-in capital shall have the right to designate a board director. The majority of the members on the Board of Directors must be Mexican or foreign residents living in Mexico. The corporation's Board of Directors is considered varied since its directors belong to a variety of high-level business branches; thus allowing a diversity of views and opinions. The recommendation made by the Better Business Committee regarding the fact that the Board of Directors should be comprised of 5 to 15 directors was fulfilled. The corporation's Board of Directors has founder-directors, which have a significant percentage of the corporation's capital. Because of their interest in the corporate stock, they permanently monitor their investment and seek the corporation's best interest. Regarding the profile and classification information of the Board of Directors' directors, the corporation submits said information to the public through various documents that are available for the domestic and foreign investing public. In order to fulfill its duties, the Board of Directors is assisted by the following: (i) Compensation and Evaluation Committee, (ii) Audit Committee and (iii) Financial and Planning Committee.

About the Board of Directors

	YES	NO
1) Is the Board of Directors comprised of no more than fifteen founder-directors? (Principle 2)	X	

Comments:

	YES	NO
2) Are there only founder-directors? (Principle 3)		X

Comments:

The Law Regulating Financial Institutions and the Stock Exchange Law requiring the designation of alternates have been complied with.

	YES	NO
3) Can an alternate director only substitute a founder-director who has been previously designated? (Principle 3)	X	

Comments:

	YES	NO
4) Can founder-directors suggest to the Board of Directors the person who may be designated as their alternate director? (Principle 3)		X

Comments:

	YES	NO
5) Do the independent directors and founder-directors together comprise at least 40% of the Board of Directors? (Principle 7)	X	

Comments:

	YES	NO
6) Do the independent directors represent at least 20% of all the directorson the Board of Directors? (Principle 7)	X	

Comments:

	YES	NO
7) In the annual report submitted to the Board of Directors are the independent directors and the founder-directors differentiated as such? (Principle 8)	X	

Comments:

X

8) Does the annual report indicate to which category founder-directors belong? (Principle 8)
Comments:

X

9) Does the Board of Directors' annual report indicate the principal duties of each director as of the said report's date? (Principle 9)
Comments:

About Structure of the Board of Directors

YES NO
X

10) Does the Board of Directors carry out the Compensation, Evaluation, Audit, Planning and Finances duties? (Principle 10)
Comments:
IT IS ASSISTED BY DEPARTMENTS.

X

11) Are the departments only comprised of founder-directors? (Principle 12)
Comments:
THE DEPARTMENTS ARE COMPRISED OF FOUNDER-DIRECTORS AND ALTERNATES.

X

12) Is each department comprised of at least 3 directorsand no more than 7 directors? (Principle 13)
Comments:

X

13) Besides fulfilling his/her board duties, does each independent director participate in at least one department? (Principle 16)
Comments:

X

14) Does an independent director head the Audit Department? (Principle 17)
Comments:

About the Operation of the Board of Directors

YES NO
X

15) Does the Board of Directors meet at least 4 times a year? (Principle 18)

Comments:

X

16) At least during one of the Board of Directors meetings is corporation's mid-term and long term strategy defined? (Principle 18)

Comments:

X

17) Can a Board of Directors meeting be called by at least 25% of the board directors? (Principle 19)

Comments:

X

18) Do the directors have access to all of the relevant information at least 5 business days before the meeting? (Principle 20)

Comments:

X

19) Is there any procedure that ensures that the directors may evaluate issues regarding strategic matters, even when they do not receive the necessary information at least 5 business days before the meeting?
(Principle 20)

Comments:

ANY DIRECTOR MAY REQUEST MORE INFORMATON FROM THE CHAIRMAN OR SECRETARY OF THE BOARD IN ORDER MAKE A PROPER DECISION.

X

20)* Are the responsibilities and the corporation's situation explained to the first time directors? (Principle 21)

Comments:

THE NEW DIRECTORS ARE GIVEN A GENERAL VIEW OF THE CORPORATION'S OPERATIONS. FURTHERMORE, THEY ARE INFORMED ABOUT THE PRINCIPAL OPERATIONS OF GRUPO FINANCIERO INBURSA AND ITS SUBSIDIARY FINANCIAL ENTITIES.

About the Board Directors' Duties

YES NO

X

21) Do the directors inform the Chairman or Secretary about any conflict of interest because of which they must abstain from participating during the corresponding deliberation? (Principle 22)

Comments:

X

22) Do the directors only use the corporation's assets or services to fulfill the corporate purpose? (Principle 23)

Comments:

X

23) Should the case arise, are the policies concerning the exceptional employment of the corporation's assets for directors personal use clearly defined? (Principle 23)

Comments:

THERE ARE POLICIES FOR EACH OF THE GROUP'S SUBSIDIARIES THAT ESTABLISH THE TERMS FOR THE ADECUATE USE OF THE CORPORATION'S ASSETS.

X

24)* Do the directors dedicate time to their duties by assisting to at least 70% of the meetings that are called? (Principle 24)

Comments:

THERE IS A HIGH PERCENTAGE OF ASSISTANCE BY THE MEMBERS OF THE BOARD OF DIRECTORS. THEREFORE, THE ASSISTANCE IS FOSTERED.

X

25)* Do the directors keep absolute confidentiality regarding the corporate issues they have knowledge of as a result of their assistance at meetings? (Principle 25)

Comments:

YES, PURSUANT TO LAW REGULATING FINANCIAL INSTITUTIONS, THEY HAVE THE OBLIGATION TO KEEP SAID INFORMATION CONFIDENTIAL.

X

26) Do the founder-directors and the alternates keep each other mutually informed about the issues discussed at the Board Meetings? (Principle 26)

Comments:

BOTH DIRECTORS AND THEIR ALTERNATES ARE INVITED TO THE MEETINGS.

X

27) Is the Board of Directors assisted through opinions, recommendations and guidance derived from the analysis of the company's performance? (Principle 27)

Comments:

THE GENERAL MANAGERS OF THE COMPANY'S SUBSIDIARIES ASSIST THE BOARD OF DIRECTORS MEETINGS AND ACTIVELY PARTICIPATE.

The Compensation and Evaluation Duties

Topical Questions About Compensation and Evaluation

ANSWER:

The corporation has an Audit, Compensation and Evaluation and Finance and Planning Committee. These meet periodically in order to discuss their operations and activities. Once a year, they report their activities to the Board of Directors.

About the Operation of the Compensation and Evaluation Committee

	YES	NO
28)	X	

28) Does the Compensation and Evaluation Committee review the hiring conditions for high level executives and that the possible payments in case of layoffs are established according to the terms of the guidelines approved by the Board of Directors? (Principle 29)
Comments:

	YES	NO
29)		X

29) Is the structure and the policies used to determine the groups of directors and officers reveled? (Principle 30)
Comments:

Audit Duty
Topical Questions about the Audit Duty
ANSWER:
The corporation's audit department is responsible for ensuring the independence and objectivity of the external auditors, reviewing the auditors' work program, following up and answering the comments that the auditors may make as well as informing the Board of Directors about the audit reports and their results. Among its principle duties is the verification that the corporation is complying with the applicable legal provisions.

About the Selection of Auditors

	YES	NO
30)	X	

30) Does the salary of the external auditor as well as the payment for any other external revision as a result of audit to the corporation represent a percentage equal to o less than 20% of the total income of the firm in charge? (Principle 32)
Comments:

	YES	NO
31)	X	

31) Is the rotation of the partner who audits the corporation at least every 6 months? (Principle 33)
Comments:

	YES	NO
32)	X	

32) Is the person signing the auditors' report of the corporation's annual financial statements different from the Statutory Auditor? (Principle 34)
Comments:

	YES	NO
33)		X

33) Does the Annual Report reveal information regarding the professional profile of the corporation's Statutory Auditor? (Principle 35)

Comments:

About the Financial Information

	YES	NO
34) Does the corporation have an internal audit department? (Principle 36)	X	
35) Does the audit department submit the accounting policies for the Board's approval? (Principle 37)	X	
36) Does the audit department make sure that the public financial information is prepared according to the same principles, criteria and practices as those of the annual reports? (Principle 39)	X	

34) Does the corporation have an internal audit department? (Principle 36)
Comments:

35) Does the audit department submit the accounting policies for the Board's approval? (Principle 37)
Comments:

36) Does the audit department make sure that the public financial information is prepared according to the same principles, criteria and practices as those of the annual reports? (Principle 39)
Comments:

About the Internal Controls

	YES	NO
37) Are there internal controls? (Principle 41)	X	
38) Are the general guidelines of the internal control system submitted for the approval of the Board of Directors? (Principle 41)	X	
39) Does the audit department evaluate and issue a report regarding the effectiveness of the internal control system? (Principle 42)	X	
40) Do the external auditors validate the effectiveness of the internal controls and issue a report thereof? (Principle 43)		

37) Are there internal controls? (Principle 41)
Comments:

38) Are the general guidelines of the internal control system submitted for the approval of the Board of Directors? (Principle 41)
Comments:

39) Does the audit department evaluate and issue a report regarding the effectiveness of the internal control system? (Principle 42)
Comments:

40) Do the external auditors validate the effectiveness of the internal controls and issue a report thereof? (Principle 43)
Comments:

Revision of the Fulfillment of the Provisions

	YES	NO
41)	X	

41) Does the audit department verify that the controls that permit the determination of whether the corporation fulfils the provisions that are applicable and periodically reports it to the Board? (Principle 44)
Comments:

X

42) Is the revision of the fulfillment of all the applicable provisions carried out at least once a year? (Principle 44)
Comments:

X

43) Is the Board of Directors periodically informed about the legal situation? (Principle 45)
Comments:

Finance and Planning Duty
Topical Questions about Finance and Planning Duty
ANSWER:
The corporation's subsidiaries have a Finance and Administration Department that addresses the investment and risk qualification and measurement pursuant to the current legal provisions since these are regulated financial entities. Among other issues, said department proposes the financing, planning, strategic policies, annual budget and its application and the risk planning to the Board of Directors.

About the Finance and Planning Department

YES NO
X

44) Does the Finance and Planning Department issue an evaluation regarding the feasibility of the principal investments and financial transaction of the corporation? (Principle 47)
Comments:

X

45) Does the Finance and Planning Department periodically evaluate the corporation's strategic position as stipulated within the strategic plan? (Principle 48)
Comments:

X

46) Does the Finance and Planning Department assist the Board by supervising the congruency of the investment and financial policies with the corporation's strategic mission? (Principle 49)

Comments:

X

47) Does the Finance and Planning Department assist the Board by reviewing the corporation's financial projects to ensure their congruency with the corporation's strategic mission? (Principle 50)

Comments:

GENERAL SHAREHOLDERS' MEETING

Shareholders' Rights

i) About the Information and the Agenda of the Shareholders' Meeting

YES NO

X

1) Were the "Miscellaneous Issues" omitted from the Meeting's agenda? (Principle 51)

Comments:

X

2) Was the grouping of issues related to different topics in one sole issue avoided? (Principle 51)

Comments:

X

3) Is all of the information regarding each issue on the agenda of the Shareholders' Meeting available at least 15 days before? (Principle 52)

Comments:

X

4) Are the shareholders given any format containing the detailed information and possible voting alternatives regarding issues on the agenda in order for them to instruct their representatives? (Principle 53)

Comments:

X

5) Does the information given to the shareholders include the proposal for the structure of the Board of Directors attached with the candidate's profile information? (Principle 54)

Comments:

ii) About the Information and Communication between the Board of Directors and the Shareholders

	YES	NO
6) Does the Board of Directors include the relevant aspects of each department's work and the name of their directors in its Annual Report? (Principle 55)	X	
7) Are the reports made by each department submitted to the Board available for the shareholders along with information for the Meeting? (Principle 55)	X	
8) Does the Corporation have policies, procedures and persons responsible for informing the investors and keeping the means of communication with the shareholders and potential investors? (Principle 56)	X	

6) Does the Board of Directors include the relevant aspects of each department's work and the name of their directors in its Annual Report? (Principle 55)

Comments:

7) Are the reports made by each department submitted to the Board available for the shareholders along with information for the Meeting? (Principle 55)

Comments:

8) Does the Corporation have policies, procedures and persons responsible for informing the investors and keeping the means of communication with the shareholders and potential investors? (Principle 56)

Comments:

OPTIONAL QUESTION

Additional Practices of the Corporate Governance

Comments:

Place and Date
Federal District, Mexico; June 30, 2004

Date of Letter
June 30, 2004

Name of the Chairman of the Board
Mr. Marco Antonio Slim Domit

Name of the Secretary of the Board
Mr. Raul H. Zepeda Ruiz